Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on October 13, 2016.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on               , 2016

Registration No. 333-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

ESQUIRE FINANCIAL HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	6712	27-5107901
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

320 Old Country Road

Garden City, New York 11530

(516) 535-2002
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Andrew C. Sagliocca

President and Chief Executive Officer

320 Old Country Road, Suite 101

Garden City, New York 11530

(516) 535-2002
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Gorman Gary A. Lax, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriter has the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 13, 2016

PRELIMINARY PROSPECTUS

    Shares

COMMON STOCK

This is the initial public offering of Esquire Financial Holdings, Inc., the holding company for Esquire Bank, National Association, a national banking association headquartered in Garden City, New York.

We are offering     shares of common stock and the selling shareholders are offering     shares of our common stock. We will not receive any proceeds from the sales of shares by the selling shareholders.

Prior to this offering, there has been no established public market for our common stock. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “   .”

We anticipate that the public offering price of our common stock will be between $    and $    per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

Investing in our common stock involves risk. See “Risk Factors” beginning on page     of this prospectus to read about factors you should consider before investing in our common stock.

	Per Share	Total
Public offering price
Underwriting discounts(1)
Proceeds to us, before expenses
Proceeds to the selling shareholders, before expenses

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters have an option to purchase up to an additional     shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock in this offering are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is    , 2016.

About This Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different or additional information. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us” or “the Company” refer to Esquire Financial Holdings, Inc., a Maryland corporation, and its subsidiary Esquire Bank, National Association, which we sometimes refer to as “Esquire Bank,” “the Bank” or “our Bank.”

Market and Industry Data

Within this prospectus, we reference certain market, industry and demographic data and other statistical information. We have obtained this data and information from various independent, third party industry sources and publications. Nothing in the data or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

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Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have irrevocably determined to not take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our securities. You should carefully read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes related thereto before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Company

We are a bank holding company headquartered in Garden City, New York and registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Through our wholly owned bank subsidiary, Esquire Bank, National Association, we are a full service commercial bank dedicated to serving the financial needs of the legal and small business communities on a national basis, as well as commercial and retail customers in the New York metropolitan market. We offer tailored products and solutions to the legal community and their clients as well as dynamic and flexible merchant services solutions to small business owners, both on a national basis. We also offer traditional banking products for businesses and consumers in our local market area (New York metropolitan market). These activities, primarily anchored by our legal community focus, generate a stable source of low cost core deposits and a diverse asset base to support our overall operations. Our commercial and consumer loans tailored to the litigation market enhance our overall yield on our loan portfolio, enabling us to earn attractive risk-adjusted net interest margins. Additionally, our merchant processing activities generate a stable source of fee income. We believe our integrated business model distinguishes us from other banks and non-bank financial services companies in the markets in which we operate as demonstrated by our six months ended performance metrics when comparing June 2016 to June 2015:

•	Our net income increased 245.2% to $1.4 million, or $0.28 per diluted share.
•	Strong net interest margin of 4.32%, an increase from 3.46%, anchored by a stable cost of funds of 0.15% on our deposits.
•	Loans increased 33.8%, or $64.0 million, with no non-performing loans and solid asset quality metrics.
•	Noninterest income increased 74.0% and represents 21.5% of total revenue, primarily driven by our merchant services platform.
•	As of June 30, 2016, our assets, loans, deposits and stockholders’ equity totaled $387.6 million, $253.2 million, $333.5 million and $52.3 million, respectively.

Both 2015 and the first half of 2016 were transformational periods for the Company, thanks to the successful execution of our unique and dynamic business model. Our ongoing commitment to the litigation and small business communities have been, and should continue to be, the foundation for our success. In August 2015, we closed our private placement offering, raising capital totaling $17.2 million and successfully converted Esquire Financial Holdings, Inc. and Esquire Bank from a savings and loan holding company and savings bank to a bank holding company and national bank, respectively. The additional capital, coupled with the conversion to a national bank, has and should continue to enhance our commercial loan growth in the legal industry and business communities we serve.

We remain true to our commitment to serve the litigation community and our commercial customers through our tailored products and solutions. We believe Esquire Bank’s approach to the legal community is simple yet innovative – listen to the customer’s needs and tailor products and services around those needs. Our management team consists of attorneys and bankers who have serviced the legal community throughout their careers. This model continues to set us apart from other institutions who offer a “one product fits all” model. The litigation community is a key contributor to our loan growth, strong loan yields, and low cost core deposits, representing more than 70% of our deposit base. We have also remained steadfast in growing our merchant services platform. We provide dynamic and flexible merchant services solutions to small business owners, differentiating us from larger

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institutions. Our merchant services platform has grown to approximately 13,000 small businesses, generating most of our noninterest income and representing 21.5% of our revenue. Our merchant services platform represents a significant opportunity for future growth in fee income, core deposits and enhanced lending opportunities.

Our low cost core deposits (deposits, excluding time deposits), representing our primary funding source for loan growth, totaled $314.5 million at June 30, 2016 resulting in an impressive total cost of funds of 0.15%. These stable low cost funds are driven by our attorney operating and escrow deposits, representing more than 70% of our total deposit base. We continue to prudently manage growth in deposits, utilizing customer sweep programs for our mass tort and class action business banking programs. We do not have traditional “brick and mortar” branches to support our deposit growth. Instead, our customers utilize on-line cash management technology to manage their operating and escrow accounts as well as their business banking needs across the country. The lack of branch infrastructure coupled with our strong net interest margin and growth will continue to drive our efficiency ratio below the 73% efficiency ratio for the six months ended June 30, 2016.

Esquire Bank, National Association is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency and Esquire Financial Holdings, Inc. is supervised by the Board of Governors of the Federal Reserve System.

Our website address is www.esquirebank.com. Information on this website is not and should not be considered a part of this prospectus.

Our Business Strategy

Esquire Bank has become a unique provider of financial services and products to the legal community, developing a strong brand and reputation with attorneys and their firms. The legal community that we serve consists of law firms that litigate mass torts, class actions, commercial, employment, product liability, personal injury and other litigation cases, as well as individual attorneys and their clients (plaintiffs involved in the litigation who are the recipients of the settlements or judgments). According to the Towers Watson 2011 Update on U.S. Tort Cost Trends, the U.S. tort system paid out $264.6 billion in commercial and personal tort costs in 2010. The same report states that “since 1950, growth in tort costs (commercial and personal) has exceeded growth in GDP by an average of approximately two percentage points.” Assuming settlement funds are paid to the plaintiff or claimant between year 1 and year 2, then total settlement funds on deposit in financial institutions at any given time should range between approximately $250 billion and $500 billion. Law firms are typically compensated on a contingent basis based on a percentage of the gross settlement amounts, ranging from 20%-40% of the gross settlement. This market has traditionally been fragmented with deposit services offered by banks and lending services offered by finance companies (non-FDIC insured entities).

Since commencing operations, we have leveraged the strong business relationships that our founders, directors, shareholders, customers and managers have in the legal community, and created a unique distribution network. We have received numerous national and state trial association endorsements, including but not limited to the American Association of Justice (AAJ), Mass Torts Made Perfect (MTMP), the New York State Trial Lawyers Association (NYSTLA), the Consumer Attorneys of California (CAOC), the Florida Association of Justice (FAJ) and the Pennsylvania Association for Justice (PAJ). These organizations estimate that their aggregate memberships totals more than 50,000 nationwide. These endorsements, coupled with our strong business relationships, continue to increase, raising the profile and importance of Esquire Bank throughout the legal community. Our goal is to position Esquire Bank as the premier “one stop” financial services firm for this legal community. We are one of the few banks in the United States that specifically supports and has the expertise to understand the specialized financial services needs of the legal community, and have developed commercial and consumer loan products and services to meet these needs. We provide specialized lending and depository services to participants in the litigation industry on a national basis, including:

•	Plaintiff law firms - single event, mass tort, class action and worker’s compensation firms.

•	Non-bank trustees - claims administrators, third party administrators and lien resolution firms administering mass tort or class action settlements on behalf of the courts, court orders, plaintiff and/or defendant counsel.

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•	Consumers - claimants in single event, mass tort and class action lawsuits as well as employees and partners of the law firms.

Additionally, in 2012 we entered into the merchant services business as an acquiring bank and hired a senior manager with over 35 years of experience. We provide merchant services for small businesses nationally utilizing the Independent Service Organization (“ISO”) business model. Unlike the direct merchant acquiring model, the ISO model is designed to insulate the bank’s capital from merchant losses through merchant reserves, ISO reserves, ISO monthly residuals and ISO portfolio values. We entered into the merchant processing business to increase noninterest income and provide cross sell opportunities for other business banking products and services. For the six months ended June 30, 2016, merchant processing revenues were approximately $1.5 million representing most of our noninterest income, which is 21.5% of our total revenue. We service approximately 13,000 merchants and process in excess of $300 million in monthly card volume. We intend to continue to expand our merchant processing business.

Finally, we offer traditional commercial and consumer lending and depository products in the New York metropolitan area with a focus on commercial, commercial real estate, multifamily and 1-4 family residential loans. We control credit risk through both disciplined underwriting, as well as active credit management processes and procedures. For more discussion on our lending activities, see “Business—Lending Activities.”

Our Competitive Strengths

We attribute our success to the following competitive strengths:

Unique Distribution Network in Scalable Industries. We have developed a unique niche in the legal industry which represents over $260 billion in commercial and personal tort settlements in 2010 alone, exceeding growth in GDP by an average of approximately two percentage points since 1950. Our unique distribution network within the legal industry is derived from decades of experience anchored by our founders, Board of Directors, lawyer investors, management, customers and our affiliations with both state and national trial associations. The legal community is our primary engine for current and future growth in low cost core deposits, commercial loans to law firms and consumer loans to claimants. We believe the litigation space has significant growth potential for us across the lending and depository spectrum, as we represent less than 0.15% of the total settlement market each year. Also, through our dynamic and flexible merchant services solutions to small business owners, we process approximately $3.6 billion in merchant transaction volume annually. We have the platform and the capacity to continue to grow our merchant services business.

Scalable Product Platforms Positioned for Growth. We have invested in people, processes and procedures in order to facilitate the recent growth in our key product lines and position such product lines for additional growth in the future. We hired experienced management to establish unique product lines, which have only recently become profitable on a run rate basis, which we believe have significant remaining growth potential. We believe that the scalable platforms created by these investments position us for substantial growth in our key product lines and have laid the groundwork for our ability to operate as a larger financial institution.

Diversified Business Model. The combination of our higher margin legal community focus for commercial banking (commercial loans, claimant/consumer loans and core low cost deposits), fee-based small business focus in merchant services and our community banking focus in the New York metropolitan area (commercial real estate and residential income producing lending) allows us to grow in varied economic conditions and business cycles. Our commercial product lines enhance the overall yield of our loan portfolio and are offered on a nationwide basis, mitigating our exposure to stagnant loan demand or yield compression in our community banking market. This model also provides asset diversity and favorable cost of funds, especially when competing against the wholesale banks and non-bank finance companies that offer similar commercial finance products. Our merchant services platform provides stable fee based income and a platform for small business loan and deposit growth. Our New York metropolitan commercial real estate portfolio provides a stable lending base in our local market.

Focused Risk Mitigation Practices. We have developed underwriting and credit management processes tailored to each of the products we offer, allowing us to construct a diversified asset portfolio including specialized markets not typically served by community banks. We believe that our industry experience and product knowledge

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has allowed us to develop processes, procedures and structural features in connection with offering specialized products that enable us to appropriately identify and mitigate the risks associated with these products and services.

Experienced Management Team. Our leadership team consists of senior managers with an average of over 20 years of experience in the banking and non-banking financial services industries. The majority of our senior managers come from multi-billion dollar financial institutions. We believe the experience, relationships, and entrepreneurial culture of our management team as well as our Board of Directors have been and will continue to be key drivers of our growth. Our key leadership team includes:

•	Dennis Shields, Executive Chairman of the Board. Mr. Shields is the Executive Chairman of the Board of Directors and was a founding organizer of Esquire Bank. Since its inception in 2000, Mr. Shields has also served as Chief Executive Officer of Plaintiff Funding Corp. (dba LawCash), a New York-based specialty finance company that provides financial service products to law firms and claimants. Since 2014, Mr. Shields has served as the Chairman at YieldStreet, an online platform for alternative investments and he is also the Chairman of Keeps America, a company that works with law firms, disability advocates, and third-party administrators to distribute settlement awards and government benefits to clients through its prepaid card. Mr. Shields served as a lay member of the Grievance Committee to the Second and Eleventh Judicial Departments appointed by presiding judge from 1996 to 2004 and previously served on the New York State Health Information and Quality Improvement Committee. Mr. Shields has authored two books and is a frequent speaker in both the legal and finance community.

•	Andrew C. Sagliocca, President, Chief Executive Officer and Director. Mr. Sagliocca served as the Company’s Chief Financial Officer when he joined Esquire Bank in February 2007. He became the Chief Executive Officer in January 2009. Prior to joining Esquire Bank, Mr. Sagliocca was Senior Vice President and Corporate Controller of North Fork Bank from 1999 to 2007. Mr. Sagliocca has more than 27 years of experience in the financial service industry.

•	Eric S. Bader, Executive Vice President, Chief Financial Officer and Treasurer. Prior to his appointment as Executive Vice President in February 2011, Mr. Bader served as our Senior Vice President, Chief Financial Officer and Treasurer since January 2009. Prior to this, Mr. Bader served as Esquire Bank’s Senior Vice President and Treasurer, since joining Esquire Bank in January 2008. Prior to joining Esquire Bank, Mr. Bader was Vice President at Goldman Sachs and served as a Vice President and Investment Officer at North Fork Bank. Mr. Bader has 17 years of experience in the financial service industry.

•	Ari P. Kornhaber, Executive Vice President, Director of Sales. Mr. Kornhaber has spoken on the subject of financing for lawyers, law firms and their clients, and the ethics surrounding the same, at numerous seminars and conferences across the United States for over 10 years. After receiving his law degree from Touro Law School in New York, Mr. Kornhaber was a practicing plaintiff’s lawyer in New York City with the law firm of Pariser and Vogelman, PC and was a trial attorney for the law firm of Napoli, Kaiser and Bern, LLC, where he specialized in personal injury, medical malpractice and mass tort litigation.

•	Fred Horn, Senior Vice President, Director of Merchant Services. Mr. Horn joined Esquire Bank in 2012 to start up a merchant services program in order to generate processing fee income and increase demand deposits. Prior to joining Esquire Bank, Mr. Horn was Senior Vice President at Merrick Bank for 11 years where he started and directed a merchant service program which became the sixteenth largest such program in the country. Mr. Horn served for 25 years at Summit Bank, Princeton, New Jersey (now Bank of America), where he held a number of senior officer positions including directing merchant services, an American Express, MasterCard and Visa credit card portfolio and a top 10 US Visa debit card program.

Our Growth Strategy

We believe that our model of community banking with a focus on niche commercial products and merchant services provides us with differentiated advantages when compared to our competitors, including a strong deposit

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franchise, a more complete set of product offerings and the ability to earn attractive risk-adjusted net interest margins. The pool of potential law firm clients is substantial and represents a permanent part of the economy, yet the specialized lending markets that serve them remain highly fragmented. Many of our commercial loans are de novo products which we believe are poised to capture additional market share as they mature. We will leverage our commercial law firm relationships to continue to enhance and grow our claimant/consumer lending base, meeting the needs of the law firms’ customers. We expect to continue capturing market share in the legal community because we provide both commercial and consumer clients with unique banking products and services. Additionally, we plan to continue growing our merchant services platform for small businesses nationally, increasing our fee income while offering lending and depository services to these businesses. Finally, the lack of a physical branch infrastructure and strong balance sheet allows us to make investments in technology, personnel, marketing and systems not available to non-bank commercial lenders.

We market our loans along with other products and services through a variety of channels. Fundamentally, we focus on a high-touch direct sales model, building long-term relationships with our customers. Our sales officers actively solicit new and existing businesses in the communities we serve. For our commercial products, our sales personnel travel across the country to meet with our clients throughout the year. Importantly, while we seek to ensure that the pricing on our loans products is competitive, we also attempt to distinguish ourselves on criteria other than price, including service, industry knowledge and a more complete value proposition than our competitors. We believe that our suite of complementary commercial and consumer legal industry product options coupled with our on-line cash management platform allows us to offer full-service banking relationships to clients and industries that have historically been served by smaller non-bank commercial finance companies. It is our strategy to deepen our customer relationships and increase retention by cross-marketing all of these products to our clients in an effort to be a “one-stop” financial services provider, particularly in our legal industry niche.

Our Market Area

We define the market area for our legal community products as law firms practicing within the United States, United States territories and United States commonwealths, and we serve the litigation industry on a nationwide basis. For traditional community banking products and services, our primary market areas are Nassau and New York (Manhattan) Counties in New York and secondarily throughout the state of New York.

We have established our niche in the litigation market, which is a $300-$600 billion market in the United States, through the strategic development of a business model that understands our market's unique needs and provides access to our target clients. We have designed unique, value added products and services for the market and created a distribution network with direct access to the market through the experience and networks of our Board, Advisory Board, attorney shareholders and certain members of management. A number of our directors, Advisory Board members and investors are well-known, influential market figures and active members of some of the best-known litigation law firms in the nation and national and state bar associations as well as other industry leading companies such as plaintiff financing and structured settlement services. In addition, we have established relationships with key industry organizations such as New York State Trial Lawyers Association, Consumer Attorneys of California, Florida Justice Association, and a number of other state trial attorney associations. Through our current law firm clients and other relationships, we have access to more than 50,000 trial attorneys.

Our traditional community banking market area has a diversified economy typical of most urban population centers, with the majority of employment provided by services, wholesale/retail trade finance/insurance/real estate (“FIRE”) and construction. Services account for the largest employment sector across the two primary market area counties, while wholesale/retail trade accounts for the second largest employment sector in Nassau and New York Counties. New York City is one of the premier financial centers in the world, and thus FIRE is the third largest employment sector in New York County. New York County’s $877.5 billion deposit market is much larger than the $69.6 billion deposit market in Nassau County.

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Corporate Information

Our principal executive offices are located at 320 Old Country Road, Garden City, New York 11530, and our telephone number at that address is (516) 535-2002. Our website address is www.esquirebank.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

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The Offering

Common stock offered by us	shares

Common stock offered by the selling shareholders	shares

Underwriters’ purchase option	shares from us

Common stock outstanding after completion of this offering	shares (or shares if the underwriters exercise their purchase option in full). There are 66,985 shares of our Series B Non-Voting Preferred Stock (the “Series B Preferred Stock”) that will remain outstanding following completion of the offering. The Series B Preferred Stock is not convertible by the holder but is convertible on a one for one basis into shares of our common stock by us under certain circumstances. For more information on the Series B Preferred Stock, please see “Description of Capital Stock.”

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to contribute $ million of the net proceeds that we receive from this offering to the Bank, and to use the remainder for general corporate purposes, which could include future acquisitions and other growth initiatives. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See “Use of Proceeds.”

Dividend policy	We have not declared or paid any dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. See “Dividend Policy.”

Listing and trading symbol	We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “ .”

Directed share program	At our request, the underwriters have reserved up to % of the common stock being offered by this prospectus, for sale, at the initial public offering price, to our directors, officers, employees and certain other persons who have expressed an interest in purchasing our common stock in this offering. The number of shares available for sale to the general public

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in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on 5,002,950 shares outstanding as of June 30, 2016:

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock from us;

•	excludes 698,045 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $11.95 per share (240,260 shares of which are currently exercisable) as of June 30, 2016;

•	excludes 326,562 shares of our common stock reserved for issuance in connection with restricted stock awards, restricted stock unit awards, and stock options available for issuance under our 2007 Stock Option Plan and our 2011 Stock Compensation Plan as of June 30, 2016; and

•	excludes 66,985 shares of our Series B Preferred Stock that were issued in July 2015 that are not convertible by the holder, but are convertible on a one for one basis into shares of our common stock by us under certain circumstances.

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Summary Historical Consolidated Financial Data

The following table sets forth summary historical consolidated financial data as of the dates and for the periods shown. The summary balance sheet data as of December 31, 2015 and 2014 and the summary income statement data for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2013 and the summary income statement data for the year then ended have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. The information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2016	2015	2015	2014	2013
	(Dollars in thousands, except share and per share data)
Balance Sheet Data:

Total assets	$387,645	$334,458	$352,650	$330,690	$237,580
Cash and cash equivalents	41,345	52,512	33,154	71,891	15,588
Securities available-for-sale	81,352	84,064	84,239	70,925	63,618
Loans receivable, net	250,129	186,887	221,720	170,512	147,317
Intangible assets	—	—	—	—	134
Deposits	333,487	292,709	301,687	290,774	207,607
Total stockholders’ equity	52,304	40,454	49,425	38,541	28,704

Income Statement Data:

Interest income	$7,695	$5,674	$12,432	$10,692	$10,270
Interest expense	234	237	457	466	485
Net interest income	7,461	5,437	11,975	10,226	9,785
Provision for loan losses	275	325	930	300	60
Net interest income after provision for loan losses	7,186	5,112	11,045	9,926	9,725
Noninterest income	2,038	1,171	2,963	1,787	1,261
Noninterest expense	6,944	5,609	12,172	11,262	9,970
Income before income tax expense (benefit)	2,280	674	1,836	451	1,016
Income tax expense (benefit)	889	271	664	410	(4,937)
Net income	1,391	403	1,172	41	5,953
Less: Preferred stock dividends	—	—	—	—	—
Net income available to common shareholders	$1,391	$403	$1,172	$41	$5,953

Per Share Data:

Earnings per common share:
Basic	$0.28	$0.10	$0.26	$0.01	$1.82
Diluted	$0.28	$0.10	$0.26	$0.01	$1.80
Book value per common share(1)	$10.31	$9.16	$9.69	$8.98	$8.19
Tangible book value per common share(2)	$10.31	$9.16	$9.69	$8.98	$8.15

Selected Performance Ratios:
(interim periods are annualized)

Return on average assets	0.78%	0.25%	0.36%	0.01%	2.52%
Net interest margin	4.32%	3.46%	3.73%	3.85%	4.30%
Efficiency ratio(3)	73.15%	84.88%	81.48%	94.94%	94.25%
Allowance for loan losses to total loans	1.22%	1.24%	1.25%	1.25%	1.25%
Nonperforming loans to total loans(4)	0.00%	0.10%	0.00%	0.00%	0.42%

(1)	For purposes of computing book value per common share, book value equals total common stockholders’ equity.

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(2)	Tangible book value per common share is a non-GAAP financial measure. See “Non-GAAP Financial Measures Reconciliation” below for a reconciliation of these measures to their most comparable GAAP measures.
(3)	Efficiency ratio represents noninterest expenses, divided by the sum of net interest income plus noninterest income. With respect to efficiency ratio, adjusted, noninterest income excludes gains or losses on sale of investment securities. This is a non-GAAP financial measure. See “Non-GAAP Financial Measures Reconciliation” below for a reconciliation of these measures to their most comparable GAAP measures.
(4)	Nonperforming loans include nonaccrual loans, loans past due 90 days and still accruing interest and loans modified under troubled debt restructurings.

Non-GAAP Financial Measures Reconciliation

Tangible book value per share is a non-GAAP financial measure derived from GAAP-based amounts. We calculate tangible equity by excluding the balance of intangible assets from stockholders’ equity. We calculate tangible book value per share by dividing tangible equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing stockholders’ equity by common shares outstanding.

The efficiency ratio is a non-GAAP measure of expense control relative to recurring revenue. We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, and total noninterest income as determined under GAAP, but excluding net gains on securities from this calculation and other non-recurring income sources, if applicable, which we refer to below as recurring revenue. We believe that this provides one reasonable measure of core expenses relative to core revenue.

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures by other companies.

	At June 30,		At December 31,
	2016	2015	2015	2014	2013
	(In thousands, except per share data)
Tangible Book Value Per Common Share:

Equity attributable to common shareholders	$51,585	$38,612	$47,583	$36,700	$28,704
Less: Intangible assets	—	—	—	—	134
Tangible equity	$51,585	$38,612	$47,583	$36,700	$28,570
Common shares outstanding	5,003	4,213	4,912	4,088	3,504
Tangible book value per common share	$10.31	$9.16	$9.69	$8.98	$8.15
Book value per common share	$10.31	$9.16	$9.69	$8.98	$8.19

	At June 30,		At December 31,
	2016	2015	2015	2014	2013
	(In thousands)
Efficiency Ratio:

Net interest income	$7,461	$5,437	$11,975	$10,226	$9,785
Noninterest income	2,038	1,171	2,963	1,787	1,261
Less: Net gains on sales of securities	6	—	—	151	468
Adjusted revenue	$9,493	$6,608	$14,938	$11,862	$10,578

Total noninterest expense	6,944	5,609	12,172	11,262	9,970

Efficiency ratio	73.15%	84.88%	81.48%	94.94%	94.25%

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the events described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition, results of operations and cash flow could be materially and adversely affected. In such an event, the value of our common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements, estimates and projections as a result of specific factors, including the risk factors described below.

Risks Related to Our Business

Because we intend to continue to increase our commercial loans, our credit risk will increase.

At June 30, 2016, our commercial loans totaled $96.1 million, or 38.1% of our total loans, including $84.6 million of our attorney loan products, or 88.0% of our commercial loans. We intend to increase our originations of commercial loans, including working capital lines of credit, case cost lines of credit, term loans to law firms, and post settlement and other attorney loans. These loans generally have more risk than 1-4 family residential mortgage loans and commercial loans secured by real estate. Since repayment of commercial loans, including our attorney loans, depends on the successful receipt of settlement proceeds or the successful management and operation of the borrower’s businesses, repayment of such loans can be affected by adverse court decisions and adverse conditions in the local and national economy. In addition, our commercial loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a 1-4 family residential mortgage loan or a commercial real estate loan. Because we plan to continue to increase our originations of these loans, commercial loans generally have a larger average size as compared with other loans such as residential loans, and the collateral for commercial loans is generally less readily-marketable, losses incurred on a small number of commercial loans could have a disproportionate and material adverse impact on our financial condition and results of operations.

A substantial portion of our loan portfolio consists of multifamily real estate loans and commercial real estate loans, which have a higher degree of risk than other types of loans.

At June 30, 2016, we had $75.1 million of multifamily loans and $20.3 million of commercial real estate loans. Multifamily and commercial real estate loans represented 37.9% of our total loan portfolio at June 30, 2016. Multifamily and commercial real estate loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase our risk related to multifamily and commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, multifamily and commercial real estate loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. Due to the larger average size of each multifamily and commercial real estate loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of multifamily and commercial real estate loans could have a material adverse impact on our financial condition and results of operations.

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We expect to increase our originations of consumer loans, including post-settlement and structured settlement loans, and such loans generally carry greater risk than loans secured by owner-occupied, 1-4 family real estate, and these risks will increase as we continue to increase originations of these types of loans.

At June 30, 2016, our consumer loans totaled $10.0 million, or 4.0% of our total loan portfolio, of which $2.9 million, or 28.5%, were post-settlement loans and $1.8 million, or 17.8%, were structured settlement loans. Consumer loans generally have greater risk of loss or default than 1-4 family residential real estate loans and other real estate secured loans, particularly in the case of loans that are secured by rapidly depreciable assets or loans that are unsecured. In these cases, we face the risk that any collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. Thus, the recovery and sale of such property could be insufficient to compensate us for the principal outstanding on these loans. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit our ability to recover on such loans. As we increase our originations of consumer loans, it may become necessary to increase our provision for loan losses in the event our losses on these loans increase, which would reduce our profits.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest earning assets, and the interest we pay on interest bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest bearing liabilities mature or reprice more quickly, or to a greater degree than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, or to a greater degree than interest bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest earning assets, loan origination volume and our overall results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

Our small size makes it more difficult for us to compete.

Our small size makes it more difficult to compete with other financial institutions which are generally larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings also make it more difficult to offer competitive salaries and benefits. As a smaller institution, we are also disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

We may not be able to grow, and if we do we may have difficulty managing that growth.

Our business strategy is to continue to grow our assets and expand our operations. Our ability to grow depends, in part, upon our ability to expand our market share, successfully attract core deposits, and to identify loan and investment opportunities as well as opportunities to generate fee-based income. We can provide no assurance

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that we will be successful in increasing the volume of our loans and deposits at acceptable levels and upon terms acceptable to us. We also can provide no assurance that we will be successful in expanding our branch network while managing the costs and implementation risks associated with this growth strategy.

We expect to continue to experience growth in the number of our employees and customers and the scope of our operations. Our success will depend upon the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships, and to hire, train and manage our employees. In the event that we are unable to perform all these tasks and meet these challenges effectively, our operations, and consequently our earnings, could be adversely impacted.

We rely heavily on our management team, our board of directors and our advisory board and could be adversely affected by the unexpected loss of key officers or directors.

We are led by an experienced management team with substantial experience in the markets that we serve and the financial products that we offer. Our operating strategy focuses on providing products and services through long-term relationship managers. Additionally, we rely heavily on our directors’ and our advisory board members’ extensive business and personal contacts and relationships to help establish our customer base. Accordingly, our success depends in large part on the performance of our key officers and directors, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of identifying key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees or directors and the unexpected loss of services of one or more of our key officers or directors could have a material adverse effect on our business because of their skills, knowledge of our market and financial products, years of industry experience, long-term business and customer relationships and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have an adverse effect on our business, financial condition and results of operations.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace them, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

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If the allowance for loan losses is not sufficient to cover actual loan losses, earnings could decrease.

Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for loan losses, management reviews the loans and the loss and delinquency experience and evaluates economic conditions.

At June 30, 2016, our allowance for loan losses as a percentage of total loans, net of unearned income, was 1.22%. The determination of the appropriate level of allowance is subject to judgment and requires us to make significant estimates of current credit risks and future trends, all of which are subject to material changes. If assumptions prove to be incorrect, the allowance for loan losses may not cover inherent losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. Non-performing loans may increase and non-performing or delinquent loans may adversely affect future performance. We had no non-performing loans at June 30, 2016. In addition, federal and state regulators periodically review the allowance for loan losses and may require an increase in the allowance for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

Our loan portfolio is unseasoned.

We commenced operations in October 2006 and have recently offered new loan products to our customers. While we believe we have underwriting standards designed to manage normal lending risks, it is difficult to assess the future performance of our loan portfolio due to the recent origination of many of these loans. As a result, it is difficult to predict whether any of our loans will become non-performing or delinquent loans, or whether we will have any non-performing or delinquent loans that will adversely affect our future performance.

Changes in the valuation of our securities portfolio could hurt our profits and reduce our stockholders’ equity.

Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Management evaluates securities for other-than-temporary impairment on a quarterly basis, with more frequent evaluation for selected issues. In analyzing a debt issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, industry analysts’ reports and, to a lesser extent given the relatively insignificant levels of depreciation in our debt portfolio, spread differentials between the effective rates on instruments in the portfolio compared to risk-free rates. In analyzing an equity issuer’s financial condition, management considers industry analysts’ reports, financial performance and projected target prices of investment analysts within a one-year time frame. If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur. Changes in interest rates can also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates. We increase or decrease our shareholders’ equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. Declines in market value could result in other-than-temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Securities Portfolio.”

We may not be able to adequately measure and limit the credit risk associated with our loan portfolio, which could adversely affect our profitability.

As a part of the products and services that we offer, we make commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management

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of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services, and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have an adverse effect on our business, financial condition, and results of operations.

Changes in economic conditions could cause an increase in delinquencies and nonperforming assets, including loan charge-offs, which could depress our net income and growth.

Our loan portfolio includes many real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values and, a slowdown in housing. If we see negative economic conditions develop in the United States as a whole or our New York market, we could experience higher delinquencies and loan charge-offs, which would reduce our net income and adversely affect our financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing the real estate collateral, as well as the ultimate values obtained from disposition, could reduce our earnings and adversely affect our financial condition.

We operate in a highly competitive industry and face significant competition from other financial institutions and financial services providers, which may decrease our growth or profits.

Consumer and commercial banking are highly competitive industries. Our market area contains not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. We compete with other state and national financial institutions, as well as savings and loan associations, savings banks, and credit unions, for deposits and loans. In addition, we compete with financial intermediaries, such as consumer finance companies, specialty finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds, and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations nationally as well as in our market area and greater ties to businesses or the legal community and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than we do. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than we can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit our customers to refinance their loans with a lower interest rate. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect our ability to market our products and services. Technology has lowered barriers to entry and made it possible for banks and specialty finance companies to compete in our market area and for non-banks to offer products and services traditionally provided by banks.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking.

Our ability to compete successfully depends on a number of factors, including:

•	our ability to develop, maintain, and build upon long-term customer relationships based on quality service and high ethical standards;

•	our ability to attract and retain qualified employees to operate our business effectively;

•	our ability to expand our market position;

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•	the scope, relevance, and pricing of products and services that we offer to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could harm our business, financial condition, and results of operations.

A lack of liquidity could adversely affect our financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank of New York. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our markets or by one or more adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

As a bank holding company, the sources of funds available to us are limited.

Any future constraints on liquidity at the holding company level could impair our ability to declare and pay dividends on our common stock. In some instances, notice to, or approval from, the Federal Reserve Board may be required prior to our declaration or payment of dividends. Further, our operations are primarily conducted by our subsidiary, Esquire Bank, which is subject to significant regulation. Federal banking laws restrict the payment of dividends by banks to their holding companies, and Esquire Bank will be subject to these restrictions in paying dividends to us. Because our ability to receive dividends or loans from Esquire Bank is restricted, our ability to pay dividends to our stockholders is also restricted.

Additionally, the right of a bank holding company to participate in the assets of its subsidiary bank in the event of a bank-level liquidation or reorganization is subject to the claims of the bank’s creditors, including depositors, which take priority, except to the extent that the holding company may be a creditor with a recognized claim.

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As a community bank, our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers, and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy.

As a community banking institution, we have lower lending limits and different lending risks than certain of our larger, more diversified competitors.

We are a community banking institution that provides banking services to the local communities in the market areas in which we operate. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to individuals and to small to medium-sized businesses, which may expose us to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. In addition, our legally mandated lending limits are lower than those of certain of our competitors that have more capital than we do. These lower lending limits may discourage borrowers with lending needs that exceed our limits from doing business with us. We may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.

As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management's assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these

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capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into its existing businesses.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our businesses are dependent on their ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth of our client base and our geographical reach, developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a spike in transaction volume, cyber-attack or other unforeseen catastrophic events, which may adversely affect our ability to process these transactions or provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we take protective measures to maintain the confidentiality, integrity and availability of information across all geographic and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of the threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact. Despite the defensive measures we take to manage our internal technological and operational infrastructure, these threats may originate externally from third parties such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers, or may originate internally from within our organization. Given the increasingly high volume of our transactions, certain errors may be repeated or compounded before they can be discovered and rectified.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. For example, the recent financial and credit crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators, outside auditors or management) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict, and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

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Risks Related to Our Industry and Regulation

Our business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in any of them.

As a bank holding company, we are subject to extensive examination, supervision and comprehensive regulation by various federal and state agencies that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund (the “DIF”) and the overall financial stability of the U.S. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that the Bank can pay to us, restrict the ability of institutions to guarantee our debt, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than generally accepted accounting principles would require. Compliance with these laws and regulations is difficult and costly, and changes to these laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive.

Federal regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Office of the Comptroller of the Currency (“OCC”) and the FDIC, periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. If we become subject to any regulatory actions, it could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), among other things, imposed new capital requirements on bank holding companies; changed the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC's authority to raise insurance premiums. The Dodd-Frank Act established the Consumer Financial Protection Bureau as an independent entity within the Federal Reserve Board, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as the Bank.

Compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

As a result of the Dodd-Frank Act and recent rulemaking, we are subject to more stringent capital requirements.

In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting certain changes required by the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $1.0 billion, such as the Company). Basel III not only increases most of the required minimum regulatory capital ratios, it introduces a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also expands the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a “well-capitalized” depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. The Basel III capital rules became effective as applied to the Bank on January 1, 2015 with a phase-in period that generally extends through January 1, 2019 for many of the changes.

The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the United States Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

FDIC deposit insurance assessments may continue to materially increase in the future, which would have an adverse effect on earnings.

As a member institution of the FDIC, our subsidiary, Esquire Bank, is assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC has adopted a Deposit Insurance Fund, or DIF, Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by September 30, 2020. As a result of this requirement, Esquire Bank could be required to pay significantly higher premiums or additional special assessments that would adversely affect its earnings, thereby reducing the availability of funds to pay dividends to us.

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Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The Federal Reserve Board may require us to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve Board expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve Board's policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve Board may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

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We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

Risks Related to the Offering and an Investment in Our Common Stock

An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The price of our common stock could be volatile following this offering.

The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

•	general economic conditions and overall market fluctuations;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	the trading volume of our common stock;

•	new technology used, or services offered, by competitors; and

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•	changes in business, legal or regulatory conditions, or other developments affecting the financial services industry, participants in our industry, and publicity regarding our business or any of our significant customers or competitors; and

•	future sales of our common stock by us, directors, executives and significant shareholders.

The realization of any of the risks described in this “Risk Factors” section could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market experiences extreme volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect investor confidence and could affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation. If we were to be involved in a class action lawsuit, we could incur substantial costs and it could divert the attention of senior management and have a material adverse effect on our business, financial condition and results of operations.

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Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. A portion of the proceeds are expected to be used to provide additional capital as a cushion against minimum regulatory capital requirements, which may tend to reduce our return on equity as opposed to if such proceeds were used for further growth. Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return.

You will incur immediate dilution as a result of this offering.

If you purchase our common stock in this offering, you will pay more for your shares than the net tangible book value per share immediately following consummation of this offering. As a result, you will incur immediate dilution of $    per share representing the difference between the offering price of $   , the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and our adjusted net tangible book value per share as of June 30, 2016 of $    per share of common stock. This represents    % dilution from the midpoint of the initial public offering price set forth on the cover page of this prospectus. Accordingly, if we were to be liquidated at our book value immediately following this offering, you would not receive the full amount of your investment.

We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in the foreseeable future is if the price of our common stock appreciates.

The holders of our common stock will receive dividends if and when declared by our board of directors out of legally available funds. Our board of directors has not declared a dividend on our common stock since our inception. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant.

Our principal business operations are conducted through our subsidiary, Esquire Bank. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid by Esquire Bank to us. The ability of Esquire Bank to pay dividends to us, as well as our ability to pay dividends to our stockholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts do cover us and our common stock and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

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If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have     shares of our common stock outstanding, or     shares if the underwriters exercise in full their option to purchase additional shares. Our directors, executive officers, the selling stockholders and certain additional other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired and the holding periods have elapsed,     additional shares of our outstanding common stock will be eligible for sale in the public market. In addition, the underwriters may, at any time and without notice, release all or a portion of the shares subject to lock-up agreements. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and could result in a decline in the value of the shares of our common stock purchased in this offering.

In addition, one of our shareholders, CJA Private Equity Financial Restructuring Master Fund I, LP, has piggyback registration rights pursuant to a registration rights agreement with respect to the shares of our common stock and shares of our Series B Preferred Stock that it owns. As of the date of this prospectus, CJA Private Equity Financial Restructuring Master Fund I, LP owned 497,815 shares of our common stock, and 66,985 shares of our Series B Preferred Stock. Following our initial public offering, to the extent the holder of our Series B Non-Voting Preferred Shares remains a holder of our common stock or our Series B Non-Voting Preferred Shares, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

Our directors and executive officers beneficially own a significant portion of our common stock and have substantial influence over us.

Our directors and executive officers, as a group, beneficially owned approximately 18.2% of our outstanding common stock as of June 30, 2016. As a result of this level of ownership, our directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over our affairs and policies. The interests of our directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our Company.

A future issuance of stock could dilute the value of our common stock.

We may sell additional shares of common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Upon completion of this offering, there will be     shares of our common stock issued and outstanding. Those shares outstanding do not include the potential issuance, as of June 30, 2016, of 698,045 shares of our common stock subject to issuance upon exercise of outstanding stock options under our 2007 Stock Option Plan and our 2011 Stock Compensation Plan, or     additional shares of our common stock that were reserved for issuance under our 2011 Stock Compensation Plan at June 30, 2016. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of common stock. We cannot predict the size of future issuances of our common stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Provisions in our charter documents, Maryland law and federal law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Provisions of our charter documents, the Maryland General Corporation Law, or the MGCL, and federal banking law could make it more difficult for a third party to acquire us, even if doing so would be perceived to be

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beneficial by our shareholders. These provisions include:

•	staggered terms for directors, who may be removed from office only for cause;

•	a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals;

•	a provision that any special meeting of our shareholders may be called only by a majority of the board of directors, the President or a holder or group of holders of at least 50% of our shares entitled to vote at the meeting; and

•	the ability for our board of directors, without stockholder approval, to increase or decrease the number of authorized shares without shareholder approval and the ability for our board of directors to issue our preferred stock and to determine the terms of such preferred stock.

Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described herein. As a result, if you acquire our common stock, you could lose some or all of your investment.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our ability to manage our operations under the current economic conditions nationally and in our market area;

•	adverse changes in the financial industry, securities, credit and national local real estate markets (including real estate values);

•	risks related to a high concentration of loans secured by real estate located in our market area;

•	risks related to a high concentration of loans and deposits dependent upon the legal and “litigation” market;

•	the impact of any potential strategic transactions;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans, and management’s assumptions in determining the adequacy of the allowance for loan losses;

•	interest rate fluctuations, which could have an adverse effect on our profitability;

•	external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on our financial condition;

•	continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than we are;

•	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

•	our success in increasing our legal and “litigation” market lending;

•	our ability to attract and maintain deposits and our success in introducing new financial products;

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•	our ability to effectively manage risks related to our merchant services business;

•	changes in interest rates generally, including changes in the relative differences between short-term and long-term interest rates and in deposit interest rates, that may affect our net interest margin and funding sources;

•	fluctuations in the demand for loans;

•	technological changes that may be more difficult or expensive than expected;

•	changes in consumer spending, borrowing and savings habits;

•	declines in the yield on our assets resulting from the current low interest rate environment;

•	changes in laws or government regulations or policies affecting financial institutions, including the Dodd-Frank Act and the JOBS Act, which could result in, among other things, increased deposit insurance premiums and assessments, capital requirements, regulatory fees and compliance costs, particularly the new capital regulations, and the resources we have available to address such changes;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	loan delinquencies and changes in the underlying cash flows of our borrowers;

•	the impairment of our investment securities;

•	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

•	the failure or security breaches of computer systems on which we depend;

•	the ability of key third-party service providers to perform their obligations to us; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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USE OF PROCEEDS

Assuming a public offering price of $    per share, we estimate that the net proceeds from the sale of the shares of common stock by us will be approximately $    million (or approximately $    million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the per share public offering price would increase (decrease) the net proceeds to us of this offering by approximately $    million (or approximately $    million if the underwriters elect to exercise their purchase option in full), after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds of the offering to support the growth in the Bank’s loan portfolio, including the possibility of making larger loans due to our increased legal lending limit, to finance potential strategic acquisitions and for other general corporate purposes. We have no current plans, arrangements or understandings relating to any specific acquisition or similar transaction.

Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds of this offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

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CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2016:

•	on an actual basis; and

•	on a pro forma basis to give effect to (i) the issuance and sale by us of shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares to cover over-allotments, if any), and the receipt and application of the net proceeds from the sale of these shares at an initial public offering price of $ per share and (ii) the sale by the selling stockholders of shares of common stock in this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At June 30, 2016
	Actual	As Adjusted
	(dollars in thousands except per share data)
	(unaudited)
Shareholders’ equity:
Preferred Stock, par value $0.01 per share; authorized—2,000,000 shares; issued and outstanding—66,985 shares	$1	$
Common stock, par value $0.01 per share; authorized—15,000,000 shares; issued and outstanding—5,002,950 shares	50
Capital surplus	58,609
Retained deficit	(7,257)
Accumulated other comprehensive income, net	901
Total shareholders’ equity	$52,304	$
Total capitalization	$52,304	$
Capital ratios:
Tier 1 capital to average assets for leverage	11.59%		%
Tier 1 capital to risk-weighted assets	15.30%		%
Total capital to risk-weighted assets	16.45%		%
Common equity tier 1 capital to risk-weighted assets	15.30%		%
Tangible common equity to tangible assets(2)	13.31%		%
Per share data
Book value per common share(1)	$10.31	$
Tangible book value per common share(3)	$10.31	$

(1)	Excludes 66,985 shares of our common stock issuable under certain circumstances upon conversion by us, not the holder, of the Series B Preferred Stock.
(2)	We calculate tangible common equity as total shareholders’ equity less preferred stock, lease intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less lease intangibles net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures Reconciliation” beginning on page of this prospectus.
(3)	We calculate tangible book value per common share as total shareholders’ equity less preferred stock, lease intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures Reconciliation” beginning on page of this prospectus.
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DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of common stock upon completion of this offering.

Net tangible book value per common share represents the amount of our total tangible assets less total liabilities and preferred stock, divided by the number of shares of common stock outstanding. Our net tangible book value as of June 30, 2016 was $51.5 million, or $10.31 per share of common stock, based upon 5,002,950 shares of common stock outstanding as of such date.

After giving effect to the sale of     shares of our common stock by us at the initial public offering price of $    per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2016 would have been approximately $    million, or approximately $    per share of common stock. This represents an immediate     in net tangible book value of $    per share to existing common shareholders, and an immediate dilution of $    per share to investors participating in this offering. If the initial public offering price is higher or lower, the dilution to new shareholders will be greater or less, respectively.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share at June 30, 2016	$10.31
Increase in net tangible book value per share attributable to this offering

As adjusted tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (or decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) the as adjusted net tangible book value per common share after this offering by approximately $   , and dilution in net tangible book value per common share to new investors by approximately $   , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the as adjusted net tangible book value after this offering would be $    per share, the increase in net tangible book value to existing shareholders would be $    per share and the dilution to new investors would be $    per share, in each case assuming an initial public offering price of $    per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

The following table summarizes, as of June 30, 2016, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed offering price of $    per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
Existing shareholders as of June 30, 2016			%	$		%	$
New Investors			%			%
Total			%	$		%	$

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If the underwriters exercise their over-allotment in full, then our pro forma net tangible book value per share of our common stock as of June 30, 2016, would be approximately $    million, or $    per share, representing an immediate increase in net tangible book value to our existing stockholders of approximately $    per share and immediate dilution in net tangible book value to investors purchasing shares in this offering of approximately $    per share.

The table above excludes (i) 698,045 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $11.95 per share (240,260 shares of which are currently exercisable) as of June 30, 2016; (ii) 326,562 shares of our common stock reserved for issuance in connection with restricted stock awards, restricted stock unit awards, and stock options available for issuance under our 2007 Stock Option Plan and our 2011 Stock Compensation Plan as of June 30, 2016; and (iii) 66,985 shares of our common stock issuable under certain circumstances upon conversion by us, not the holder, of the Series B Preferred Stock. In connection with the exercise of any of these stock options or if other equity awards are issued under our 2007 Stock Option Plan and 2011 Stock Compensation Plan, or if the 66,985 shares of common stock were issued upon conversion of the Series B Preferred Stock, investors purchasing in this offering will experience further dilution.

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DIVIDEND POLICY

We have not historically declared or paid cash dividends on our common stock and we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend on a number of factors, including

•	our historical and projected financial condition, liquidity and results of operations;

•	our capital levels and requirements;

•	statutory and regulatory prohibitions and other limitations;

•	any contractual restriction on our ability to pay cash dividends, including pursuant to the terms of any of our credit agreements or other borrowing arrangements;

•	our business strategy;

•	tax considerations;

•	any acquisitions or potential acquisitions that we may examine;

•	general economic conditions; and

•	other factors deemed relevant by our board of directors.

As a Maryland corporation, we are subject to certain restrictions on dividends under the Maryland General Corporation Code. Generally, Maryland law limits dividends if the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation’s total assets would be less than the corporation’s total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See “Supervision and Regulation – Esquire Bank, National Association – Safety and Soundness Standards.”

Because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. A national bank may generally declare a dividend, without approval from the OCC, in an amount equal to its year-to-date net income plus the prior two years’ net income that is still available for dividends. The OCC has the authority to prohibit a national bank from paying dividends if such payment is deemed to be an unsafe or unsound practice. In addition, as a depository institution the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due to the FDIC. The Bank currently is not (and never has been) in default under any of its obligations to the FDIC. See “Supervision and Regulation—Esquire Bank, National Association—Dividends.”

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board’s policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve Board has the authority to prohibit a bank holding company from paying dividends if such payment is deemed to be an unsafe or unsound practice.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data as of the dates and for the periods shown. The selected balance sheet data as of December 31, 2015 and 2014 and the selected income statement data for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2013 and the selected income statement data for the year then ended have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and includes all normal and recurring adjustments that we consider necessary for a fair presentation. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in the prospectus.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2016	2015	2015	2014	2013
	(Dollars in thousands, except share and per share data)
Balance Sheet Data:

Total assets	$387,645	$334,458	$352,650	$330,690	$237,580
Cash and cash equivalents	41,345	52,512	33,154	71,891	15,588
Securities available-for-sale	81,352	84,064	84,239	70,925	63,618
Loans receivable, net	250,129	186,887	221,720	170,512	147,317
Intangible assets	—	—	—	—	134
Deposits	333,487	292,709	301,687	290,774	207,607
Total stockholders’ equity	52,304	40,454	49,425	38,541	28,704

Income Statement Data:

Interest income	$7,695	$5,674	$12,432	$10,692	$10,270
Interest expense	234	237	457	466	485
Net interest income	7,461	5,437	11,975	10,226	9,785
Provision for loan losses	275	325	930	300	60
Net interest income after provision for loan losses	7,186	5,112	11,045	9,926	9,725
Noninterest income	2,038	1,171	2,963	1,787	1,261
Noninterest expense	6,944	5,609	12,172	11,262	9,970
Income before income tax expense (benefit)	2,280	674	1,836	451	1,016
Income tax expense (benefit)	889	271	664	410	(4,937)
Net income	1,391	403	1,172	41	5,953
Less: Preferred stock dividends	—	—	—	—	—
Net income available to common shareholders	$1,391	$403	$1,172	$41	$5,953

Per Share Data:

Earnings per common share:
Basic	$0.28	$0.10	$0.26	$0.01	$1.82
Diluted	$0.28	$0.10	$0.26	$0.01	$1.80
Book value per common share(1)	$10.31	$9.16	$9.69	$8.98	$8.19
Tangible book value per common share(2)	$10.31	$9.16	$9.69	$8.98	$8.15
Weighted average common shares outstanding:
Basic	4,913,874	4,149,073	4,460,098	3,639,052	3,277,787
Diluted	4,944,424	4,179,723	4,490,648	3,669,702	3,308,437
Common shares outstanding at period end	5,002,950	4,213,210	4,911,870	4,088,410	3,504,443

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	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2016	2015	2015	2014	2013
Selected Performance Ratios: (interim periods are annualized)

Return on average assets	0.78%	0.25%	0.36%	0.01%	2.52%
Return on average common equity	5.65%	2.15%	2.77%	0.13%	24.56%
Interest rate spread	4.23%	3.36%	3.63%	3.76%	4.20%
Net interest margin	4.32%	3.46%	3.73%	3.85%	4.30%
Efficiency ratio(3)	73.15%	84.88%	81.48%	94.94%	94.25%
Average interest earning assets to average Interest bearing liabilities	167.59%	163.82%	170.76%	154.28%	147.15%
Average equity to average assets	14.28%	12.19%	13.38%	11.31%	10.69%

Asset Quality Ratios:

Allowance for loan losses to total loans	1.22%	1.24%	1.25%	1.25%	1.25%
Allowance for loan losses to nonperforming loans(4)	N/A	1,225.13%	N/A	N/A	294.16%
Net charge-offs (recoveries) to average outstanding loans	(0.01)%	0.00%	0.16%	0.00%	0.04%
Nonperforming loans to total loans(4)	0.00%	0.10%	0.00%	0.00%	0.42%
Nonperforming loans to total assets(4)	0.00%	0.06%	0.00%	0.00%	0.27%
Nonperforming assets to total assets(5)	0.00%	0.06%	0.00%	0.00%	0.27%

Capital Ratios (Esquire Bank):

Total capital to risk weighted assets	16.45%	17.25%	17.06%	18.54%	18.40%
Tier 1 capital to risk weighted assets	15.30%	16.13%	15.91%	17.40%	17.15%
Tier 1 common equity to risk weighted assets(6)	15.30%	16.13%	15.91%	N/A	N/A
Leverage capital ratio	11.59%	10.24%	11.90%	10.06%	10.66%

Other:

Number of offices	3	3	3	3	4
Number of full-time equivalent employees	47	43	43	42	35

(1)	For purposes of computing book value per common share, book value equals total common stockholders’ equity.
(2)	Tangible book value per common share is a non-GAAP financial measure. See “Non-GAAP Financial Measures Reconciliation” below for a reconciliation of these measures to their most comparable GAAP measures.
(3)	Efficiency ratio represents noninterest expenses, divided by the sum of net interest income plus noninterest income. With respect to the efficiency ratio, adjusted, noninterest income excludes gains or losses on sale of investment securities. This is a non-GAAP financial measure. See “Non-GAAP Financial Measures Reconciliation” below for a reconciliation of these measures to their most comparable GAAP measures.
(4)	Nonperforming loans include nonaccrual loans, loans past due 90 days and still accruing interest and loans modified under troubled debt restructurings.
(5)	Nonperforming assets include nonperforming loans, other real estate owned and other foreclosed assets.
(6)	Tier 1 common equity to risk-weighted assets ratio is required under the Basel III Final Rules which became effective for the Bank on January 1, 2015. Accordingly, this ratio is shown as not applicable (“N/A”) for periods prior to January 1, 2015.

Non-GAAP Financial Measures Reconciliation

Some of the financial measures included in our selected historical consolidated financial data and elsewhere in this prospectus are not measures of financial performance recognized by GAAP. These non-GAAP financial measures are “tangible common book value per share,” “tangible common equity to tangible assets,” and “efficiency ratio.” Our management uses these non-GAAP financial measures in its analysis of our performance.

Tangible book value per share is a non-GAAP financial measure derived from GAAP-based amounts. We calculate tangible equity by excluding the balance of intangible assets from stockholders’ equity. We calculate tangible common book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing stockholders’ equity by common shares outstanding.

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The efficiency ratio is a non-GAAP measure of expense control relative to recurring revenue. We calculate the efficiency ratio by dividing total noninterest expenses as determined under GAAP, and total noninterest income as determined under GAAP, but excluding net gains on securities from this calculation and other non-recurring income sources, if applicable, which we refer to below as recurring revenue. We believe that this provides one a reasonable measure of core expenses relative to core revenue.

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures by other companies.

	At June 30,		At December 31,
	2016	2015	2015	2014	2013
	(In thousands, except per share data)
Tangible Book Value Per Common Share:
Equity attributable to common shareholders	$51,585	$38,612	$47,583	$36,700	$28,704
Less: Intangible assets	—	—	—	—	134
Tangible equity	$51,585	$38,612	$47,583	$36,700	$28,570
Common shares outstanding	5,003	4,213	4,912	4,088	3,504
Tangible book value per common share	$10.31	$9.16	$9.69	$8.98	$8.15
Book value per common share	$10.31	$9.16	$9.69	$8.98	$8.19

	At June 30,		At December 31,
	2016	2015	2015	2014	2013
	(In thousands)
Efficiency Ratio:
Net interest income	$7,461	$5,437	$11,975	$10,226	$9,785
Noninterest income	2,038	1,171	2,963	1,787	1,261
Less: Net gains on sales of securities	6	—	—	151	468
Recurring revenue	$9,493	$6,608	$14,938	$11,862	$10,578

Total noninterest expense	6,944	5,609	12,172	11,262	9,970

Efficiency ratio	73.15%	84.88%	81.48%	94.94%	94.25%

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2016 and 2015 and for the years ended December 31, 2015 and 2014 should be read in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

Our profitability is highly dependent on our net interest income, which is the difference between our interest income on interest earning assets, such as loans and securities, and our interest expense on interest bearing liabilities, such as deposits and borrowed funds. Additionally, we also obtain a significant portion of noninterest income through the merchant services business.

Our net income increased $988,000, or 245.2%, to $1.4 million for the six months ended June 30, 2016 from $403,000 for the six months ended June 30, 2015. The increase was due to an increase in net interest income and merchant processing income. The increase in net interest income was caused by an increase in interest and fees on loans, which increased $1.8 million, or 38.4%, to $6.7 million for the six months ended June 30, 2016 from $4.8 million for the six months ended June 30, 2015. This increase was due to our continued success in growing 1-4 family residential, multifamily, commercial real estate loans, construction, commercial loans and consumer loans.

Noninterest income increased $867,000, or 74.0%, to $2.0 million for the six months ended June 30, 2016 from $1.2 million for the six months ended June 30, 2015. The increase in noninterest income was primarily from growth in our merchant services business. Merchant processing income increased by $665,000 or 76.3% to $1.5 million for the six months ended June 30, 2016 from $871,000 for the six months ended June 30, 2015. Customer related fees and service charges also increased $196,000 or 65.3% to $496,000 for the six months ended June 30, 2016 from $300,000 for the six months ended June 30, 2015.

Our provision for loan losses was $275,000 for the six months ended June 30, 2016 compared to $325,000 for the six months ended June 30, 2015. The provision recorded resulted in an allowance for loan losses of $3.1 million, or 1.22% of total loans at June 30, 2016, compared to $2.3 million, or 1.24% of total loans at June 30, 2015. The decreases in the allowance for loan losses as a percentage of loans resulted primarily from improvements in credit quality. Nonaccrual loans declined from $191,000 to zero from June 30, 2015 to June 30, 2016.

Our net income increased $1.1 million to $1.2 million for the year ended December 31, 2015 from $41,000 for the year ended December 31, 2014. The increase was due to an increase in net interest income and merchant processing income, partially offset by a decrease in gain on sales of securities and an increase in the provision for loan losses. The increase in net interest income was caused by an increase in interest and fees on loans, which increased $1.7 million, or 19.2%, to $10.6 million for the year ended December 31, 2015 from $8.9 million for the year ended December 31, 2014. This increase was due to our continued success in growing 1-4 family residential, multifamily, commercial real estate loans, construction, commercial loans and consumer loans.

Noninterest income increased $1.2 million, or 65.8%, to $3.0 million for the year ended December 31, 2015 from $1.8 million for the year ended December 31, 2014. The increase in noninterest income was primarily from growth in our merchant services business. Merchant processing income increased by $1.1 million or 92.7% to $2.2 million for the year ended December 31, 2015 from $1.1 million for the year ended December 31, 2014. Gains on sales of securities decreased $151,000 for the year ended December 31, 2015 from the year ended December 31, 2014. We did not sell any securities during the year ended December 31, 2015.

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Our provision for loan losses was $930,000 for the year ended December 31, 2015 compared to $300,000 for the year ended December 31, 2014. The higher provision for loan loss was a result of the growth in the loan portfolio and related impact to the allowance for loan losses.

Critical Accounting Policies

A summary of our accounting policies is described in Note 1 to both the consolidated financial statements and the interim condensed consolidated financial statements included in this prospectus. Critical accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting policies are defined as those involving significant judgments and assumptions by management that could have a material impact on the carrying value of certain assets or on income under different assumptions or conditions. Management believes that the most critical accounting policies, which involve the most complex or subjective decisions or assessments, are as follows:

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by provisions for loan losses charged to income. Losses are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Subsequent recoveries of loans previously charged off are credited to the allowance for loan losses when realized. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Large groups of smaller balance homogenous loans, such as residential mortgage and consumer loans are collectively evaluated for impairment. The measurement of an impaired loan is based on (i) the present value of expected future cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price or (iii) the fair value of the collateral if the loan is collateral dependent.

Troubled debt restructurings are separately indentified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a trouble debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the company. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

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We have identified the following loan segments: Commercial Real Estate, Multifamily, Construction, Commercial, 1-4 Family Residential and Consumer. The risks associated with a concentration in real estate loans include potential losses from fluctuating values of land and improved properties. Commercial Real Estate and Multifamily loans are expected to be repaid from the cash flow of the underlying property so the collective amount of rents must be sufficient to cover all operating expenses, property management and maintenance, taxes and debt service. Increases in vacancy rates, interest rates or other changes in general economic conditions can all have an impact on the borrower and their ability to repay the loan. Construction loans are considered riskier than commercial financing on improved and established commercial real estate. The risk of potential loss increases if the original cost estimates or time to complete are significantly off. The remainder of the loan portfolio is comprised of commercial and consumer loans. The primary risks associated with the commercial loans are the cash flow of the business, the experience and quality of the borrowers’ management, the business climate, and the impact of economic factors. The primary risks associated with residential real estate and consumer loans relate to the borrower, such as the risk of a borrower’s unemployment as a result of deteriorating economic conditions or the amount and nature of a borrower’s other existing indebtedness, and the value of the collateral securing the loan if the bank must take possession of the collateral.

Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, we may ultimately incur losses that vary from management’s current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

Income Taxes. Income taxes are provided for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Emerging Growth Company. Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have irrevocably elected to adopt new accounting standards within the public company adoption period.

Although we are still evaluating the JOBS Act, we may take advantage of some of the reduced regulatory and reporting requirements that are available to it so long as it qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

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Discussion and Analysis of Financial Condition

Assets. Our total assets were $387.6 million at June 30, 2016, an increase of $34.9 million from $352.7 million at December 31, 2015. The increase was primarily due to an increase in net loans of $28.4 million, or 12.8%, and an increase in cash and cash equivalents of $8.2 million.

Our total assets increased $22.0 million, or 6.6%, to $352.7 million at December 31, 2015 from $330.7 million at December 31, 2014. The increase resulted primarily from an increase in net loans and securities, partially offset by decreases in cash and cash equivalents.

Cash and Cash Equivalents. Cash and cash equivalents increased $8.2 million, or 24.7%, to $41.3 million at June 30, 2016 from $33.1 million at December 31, 2015.

Cash and cash equivalents decreased $38.8 million, or 53.9%, to $33.1 million at December 31, 2015 from $71.9 million at December 31, 2014. The decrease in cash and cash equivalents resulted from our using excess liquidity at December 31, 2014 to fund loan growth and investments in securities.

Loan Portfolio Analysis. At June 30, 2016, net loans were $250.1 million, or 64.5% of total assets, compared to $221.7 million, or 62.9% of total assets, at December 31, 2015. Commercial loans increased $12.5 million, or 15.0%, to $96.1 million at June 30, 2016 from $83.6 million at December 31, 2015. Multifamily loans increased $4.0 million, or 5.6%, to $75.2 million at June 30, 2016 from $71.2 million at December 31, 2015. Consumer loans decreased $3.6 million or 26.0%, to $10.0 million at June 30, 2016 from $13.6 million at December 31, 2015. 1-4 family residential loans increased $15.6 million, or 54.4%, to $44.1 million at June 30, 2016 from $28.5 million at December 31, 2015. Construction loans also increased by $1.2 million, or 23.5%, to $6.5 million at June 30, 2016 from $5.3 million at December 31, 2015. Commercial real estate loans decreased by $963,000, or 4.5%, to $20.3 million at June 30, 2016 from $21.3 million at December 31, 2015.

At December 31, 2015, net loans were $221.7 million, or 62.9% of total assets, compared to $170.5 million, or 51.6% of total assets at December 31, 2014. Commercial loans increased $17.9 million, or 27.3%, to $83.6 million at December 31, 2015 from $65.6 million at December 31, 2014. Multifamily loans increased $12.6 million or 21.5% to $71.2 million at December 31, 2015 from $58.6 million at December 31, 2014. Commercial real estate loans increased $7.5 million, or 54.4%, to $21.3 million at December 31, 2015 from $13.8 million at December 31, 2014. 1-4 family residential loans increased $5.5 million or 23.7% to $28.5 million at December 31, 2015 from $23.1 million at December 31, 2014. Construction loans also increased by $4.1 million to $5.3 million at December 31, 2015 from $1.1 million at December 31, 2014. Consumer loans increased by $4.0 million or 41.9% to $13.6 million at December 31, 2015 from $9.6 million at December 31, 2014. We have experienced continued success in increasing loans for all categories, as described in “Business—Business Strategy.”

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Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

			At December 31,
	At June 30, 2016		2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate:
1-4 family residential	$44,062	17.47%	$28,531	12.77%	$23,072	13.44%	$13,757	9.22%
Multifamily	75,137	29.80	71,184	31.86	58,578	34.11	54,702	36.66
Commercial real estate	20,309	8.05	21,272	9.52	13,776	8.02	8,016	5.37
Construction	6,540	2.60	5,297	2.38	1,105	0.65	6,693	4.49
Total real estate	146,048	57.92	126,284	56.53	96,531	56.22	83,168	55.74
Commercial	96,078	38.10	83,563	37.40	65,643	38.22	60,833	40.77
Consumer	10,030	3.98	13,556	6.07	9,556	5.56	5,208	3.49
Total Loans	$252,156	100.00%	$223,403	100.00%	$171,730	100.00%	$149,209	100.00%

Allowance for loan losses	(3,100)		(2,799)		(2,165)		(1,865)
Deferred loan costs, net	1,073		1,116		947		(27)
Loans, net	$250,129		$221,720		$170,512		$147,317

Loan Maturity. The following table sets forth certain information at December 31, 2015 regarding the contractual maturity of our loan portfolio. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table does not include any estimate of prepayments that could significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

December 31, 2015	1-4 Family Residential	Multifamily	Commercial Real Estate	Construction	Commercial	Consumer	Total
	(In thousands)
Amounts due in:
One year or less	$6,902	$6,897	$5,573	$1,147	$82,371	$6,076	$108,966
More than one to five years	10,859	37,302	7,774	4,150	1,192	5,834	67,111
More than five to ten years	7,249	16,003	4,302	―	―	1,646	29,200
More than ten years	3,521	10,982	3,623	―	―	―	18,126
Total	$28,531	$71,184	$21,272	$5,297	$83,563	$13,556	$223,403

The following table sets forth fixed and adjustable-rate loans at December 31, 2015 that are contractually due after December 31, 2016.

	Due After December 31, 2016
	Fixed	Adjustable	Total
	(In thousands)
Real estate
1-4 family residential	$21,361	$268	$21,629
Multifamily	57,518	6,769	64,287
Commercial real estate	11,890	3,809	15,699
Construction	4,150	―	4,150
Commercial	504	688	1,192
Consumer	7,480	―	7,480
Total	$102,903	$11,534	$114,437

At June 30, 2016, $35.6 million, or 27.8% of our adjustable interest rate loans were at their interest rate floor.

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Delinquent Loans. The following tables set forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At June 30, 2016						At December 31, 2015						At December 31, 2014
	30-59 Days Past Due		60-89 Days Past Due		90 Days or More Past Due		30-59 Days Past Due		60-89 Days Past Due		90 Days or More Past Due		30-59 Days Past Due		60-89 Days Past Due		90 Days or More Past Due
(Dollars in thousands)
1-4 family residential	$	―	$	―	$	―	$	―	$	―	$	―	$	―	$	―	$	―
Multifamily		―		―		―		―		―		―		―		―		―
Commercial real estate		―		―		―		―		―		―		―		―		―
Construction		―		―		―		―		―		―		―		―		―
Commercial		―		―		―		―		―		―		―		2,100		―
Consumer		―		―		―		―		―		―		―		―		―
Total	$	―	$	―	$	―	$	―	$	―	$	―	$	―		$2,100	$	―

	At December 31, 2013
	30-59 Days Past Due		60-89 Days Past Due		90 Days or More Past Due
		(Dollars in thousands)
1-4 family residential	$	―	$	―	$	―
Multifamily		―		843		―
Commercial real estate		―		685		―
Construction		―		―		634
Commercial		―		―		―
Consumer		―		―		―
Total	$	―		$1,528		$634

Non-performing Assets.

Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including troubled debt restructurings on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. Troubled debt restructurings include loans for economic or legal reasons related to the borrower’s financial difficulties, for which we grant a concession to the borrower that we would not consider otherwise. Loans 90 days or greater past due may remain on an accrual basis if adequately collateralized and in the process of collection. At June 30, 2016, we did not have any accruing loans past due 90 days or greater or troubled debt restructurings. For non-accrual loans, interest previously accrued but not collected is reversed and charged against income at the time a loan is placed on non-accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired, it is initially recorded at the fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition of the property result in charges against income. We have not had any foreclosed assets in the last five years.

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The following table sets forth information regarding our non-performing assets at the dates indicated.

	At June 30,			At December 31,
	2016			2015			2014			2013
	(Dollars in thousands)
Non-accrual loans:
1- 4 family residential	$	―		$	―		$	―		$	―
Multifamily		―			―			―			―
Commercial real estate		―			―			―			―
Construction		―			―			―			634
Commercial		―			―			―			―
Consumer		―			―			―			―
Total non-accrual loans	$	―		$	―		$	―			$634
Other real estate owned		―			―			―			―
Loans past due 90 days and still accruing		―			―			―			―
Troubled debt restructurings		―			―			―			―
Total nonperforming assets	$	―		$	―		$	―			$634

Total loans (1)		$253,229			$224,519			$172,677			$149,182
Total assets		$387,645			$352,650			$330,690			$237,580

Total non-accrual loans to total loans		―	%		―	%		―	%		0.42%
Total non-performing assets to total assets		―	%		―	%		―	%		0.27%

(1)	Loans are presented before the allowance for loan losses but include deferred fees/costs.

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Allowance for Loan Losses.

Please see “—Critical Accounting Policies—Allowance for Loan Losses” for additional discussion of our allowance policy.

The allowance for loan losses is maintained at levels considered adequate by management to provide for probable loan losses inherent in the loan portfolio as of the consolidated balance sheet reporting dates. The allowance for loan losses is based on management’s assessment of various factors affecting the loan portfolio, including portfolio composition, delinquent and non-accrual loans, national and local business conditions and loss experience and an overall evaluation of the quality of the underlying collateral.

The following table sets forth activity in our allowance for loan losses for the periods indicated.

	For the six months ended June 30,			For the years ended December 31,
	2016		2015	2015		2014		2013
	(Dollars in thousands)

Allowance at beginning of year		$2,799	$2,165		$2,165		$1,865	$1,855
Provision for loan losses		275	325		930		300	60
Charge-offs:
1-4 family residential		―	―		―		―	―
Multifamily		―	―		―		―	39
Commercial real estate		―	―		―		―	―
Construction		―	―		―		―	12
Commercial		―	150		296		―	―
Consumer		―	―		―		―	―
Total charge-offs		―	150		296		―	51

Recoveries:
1-4 family residential		―	―		―		―	―
Multifamily		―	―		―		―	1
Commercial real estate		―	―		―		―	―
Construction		―	―		―		―	―
Commercial		26	―		―		―	―
Consumer		―	―		―		―	―
Total recoveries		26	—		―		―	1

Allowance at end of year		$3,100	$2,340		$2,799		$2,165	$1,865

Nonperforming loans at end of period	$	―	$191	$	―	$	―	$634
Total loans outstanding at end of period(1)		$253,229	$189,227		$224,519		$172,677	$149,182
Average loans outstanding during the period(1)		$231,896	$174,153		$187,317		$147,330	$134,748
Allowance for loan losses to non-performing loans		N/A	1,225.13%		N/A		N/A	294.16%
Allowance for loan losses to total loans at end of the period(1)		1.22%	1.24%		1.25%		1.25%	1.25%
Net charge-offs to average loans outstanding during the period		(0.01)%	0.09%		0.16%		0.00%	0.04%

(1)	Loans are presented before the allowance for loan losses but include deferred fees/costs.

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Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

			At December 31,
	At June 30, 2016		2015		2014
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
1-4 family residential	$319	17.47%	$213	12.77%	$162	13.44%
Multifamily	552	29.80	533	31.86	528	34.11
Commercial real estate	218	8.05	230	9.52	97	8.02
Construction	164	2.60	134	2.38	27	0.65
Commercial	1,735	38.10	1,536	37.40	1,222	38.22
Consumer	112	3.98	153	6.07	129	5.56
Total allocated allowance	$3,100	100.00%	$2,799	100.00%	$2,165	100.00%

	At December 31, 2013
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
1-4 family residential	$60	9.22%
Multifamily	536	36.66
Commercial real estate	115	5.37
Construction	98	4.49
Commercial	960	40.77
Consumer	96	3.49
Total allocated allowance	$1,865	100.00%

The allowance consists of general and allocated components. The general component relates to pools of non-impaired loans and is based on historical loss experience adjusted for qualitative factors. The allocated component relates to loans that are classified as impaired, whereby an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan.

We had no impaired loans at June 30, 2016, December 31, 2015 and December 31, 2014.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by us in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The measurement of an impaired loan is based on (i) the present value of expected future cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price or (iii) the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans, such as residential mortgage and consumer loans are collectively evaluated for impairment.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring

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is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with our loan policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles in the United States of America, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Securities Portfolio

The following table sets forth the amortized cost and estimated fair value of our available-for-sale securities portfolio at the dates indicated. Our securities portfolio has decreased in recent years as we have used excess cash to fund our loan growth instead of re-investing the proceeds in investment securities.

			At December 31,
	At June 30, 2016		2015		2014		2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Government agency debentures	$—	$—	$4,064	$4,001	$4,074	$3,980	$4,084	$3,786
Mortgage backed securities-agency	16,329	16,483	17,445	17,147	17,884	17,709	27,489	26,446
Collateralized mortgage obligations-agency	63,545	64,869	63,447	63,091	49,380	49,236	34,332	33,386
Total	$79,874	$81,352	$84,956	$84,239	$71,338	$70,925	$65,905	$63,618

At June 30, 2016 and December 31, 2015, we had no investments in a single company or entity, other than government and government agency securities, which had an aggregate book value in excess of 10% of our equity.

We review the investment portfolio on a quarterly basis to determine the cause, magnitude and duration of declines in the fair value of each security. In estimating other-than-temporary impairment (OTTI), we consider many factors including: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether we have the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is

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recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The assessment of whether any other than temporary decline exists may involve a high degree of subjectivity and judgment and is based on the information available to management at a point in time. We evaluate securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

At June 30, 2016 and December 31, 2015, securities in unrealized loss positions were issuances from government sponsored entities. Due to the decline in fair value attributable to changes in interest rates and illiquidity, not credit quality and because we do not have the intent to sell the securities and it is likely that it will not be required to sell the securities before their anticipated recovery, we do not consider the securities to be other-than-temporarily impaired at December 31, 2015.

No impairment charges were recorded for the six months ended June 30, 2016 and 2015 or the years ended December 31, 2015 and 2014.

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Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at June 30, 2016, are summarized in the following table. No tax-equivalent yield adjustments have been made, as the amount of tax free interest earning assets is immaterial.

	At June 30, 2016
	One Year or Less		More Than One Year through Five Years		More Than Five Years Through Ten Years		More Than Ten Years		Total
		Weighted		Weighted		Weighted		Weighted		Weighted
	Book Value	Average Yield	Book Value	Average Yield	Book Value	Average Yield	Book Value	Average Yield	Book Value	Average Yield
	(Dollars in thousands)
Government agency debentures	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%
Mortgage backed securities-agency	—	—	—	—	—	—	16,329	1.77	16,329	1.77
Collateralized mortgage obligations-agency	—	—	—	—	5,029	2.46	58,516	2.39	63,545	2.39

Total securities available for sale	$—	—%	$—	—%	$5,029	2.46%	$74,845	2.25%	$79,874	2.27%

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Deposits

Total deposits increased $31.8 million, or 10.5%, to $333.5 million at June 30, 2016 from $301.7 million at December 31, 2015. We continue to focus on the acquisition and expansion of core deposit relationships, which we define as all deposits except for certificates of deposit. Core deposits totaled $314.5 million at June 30, 2016, or 94.3% of total deposits at that date.

The following tables set forth the distribution of average deposits by account type at the dates indicated.

	For the Six Months Ended June 30, 2016
	Average Balance	Percent	Average Rate
	(Dollars in thousands)
Demand	$97,535	32.04%	0.00%
Savings, NOW and Money Market	194,510	63.91%	0.20%
Time	12,327	4.05%	0.42%
Total deposits	$304,372	100.00%	0.15%

	For the Years Ended December 31,
	2015			2014
	Average Balance	Percent	Average Rate	Average Balance	Percent	Average Rate
	(Dollars in thousands)
Demand	$95,820	33.83%	0.00%	$72,202	29.60%	0.00%
Savings, NOW and Money Market	176,892	62.46%	0.20%	158,596	65.02%	0.22%
Time	10,494	3.71%	0.74%	13,107	5.38%	0.70%

Total deposits	$283,206	100.00%	0.15%	$243,905	100.00%	0.18%

	For the Year Ended December 31, 2013
	Average Balance	Percent	Average Rate
	(Dollars in thousands)
Demand	$55,318	26.55%	0.00%
Savings, NOW and Money Market	132,737	63.70%	0.25%
Time	20,323	9.75%	0.56%

Total deposits	$208,378	100.00%	0.22%

As of June 30, 2016, the aggregate amount of all our certificates of deposit in amounts greater than or equal to $100,000 was approximately $14.9 million. The following table sets forth the maturity of these certificates as of June 30, 2016.

At June 30, 2016
(In thousands)
Maturing period:

Three months or less	$10,711
Over three months through six months	826
Over six months through twelve months	2,454
Over twelve months	925

Total Certificates	$14,916

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Borrowings

At June 30, 2016, we had the ability to borrow a total of $66.9 million from the Federal Home Loan Bank of New York. We also had an available line of credit with the Federal Reserve Bank of New York discount window of $10.4 million. At June 30, 2016, we also had a $3.5 million and $4.0 million line of credit with Atlantic Community Bankers’ Bank and Zions Bank, respectively. No amounts were outstanding on any of the aforementioned lines as of June 30, 2016.

At December 31, 2015, we had the ability to borrow a total of $69.4 million from the Federal Home Loan Bank of New York. At December 31, 2015, we also had an available line of credit with the Federal Reserve Bank of New York discount window of $10.8 million. At December 31, 2015, we also had a $3.5 million and $4.0 million line of credit with Atlantic Community Bankers’ Bank and Zions Bank, respectively. No amounts were outstanding on any of the aforementioned lines as of December 31, 2015.

Stockholders’ Equity

Total stockholders’ equity increased $2.9 million, or 5.8%, to $52.3 million June 30, 2016, from $49.4 million at December 31, 2015. The increase for the six months ended June 30, 2016 was primarily due to $1.4 million in net income and an increase of $1.3 million in accumulated other comprehensive income reflecting an increase in the fair value of available-for-sale securities.

Total stockholders’ equity increased $10.9 million, or 28.2%, to $49.4 million at December 31, 2015, from $38.5 million at December 31, 2014. The increase for the year ended December 31, 2015 was due primarily to a $9.8 million capital raise through issuance of stock and $1.2 million in net income, partially offset by a $184,000 increase in accumulated other comprehensive loss due to changes in the fair value of securities available for sale.

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Average Balance Sheets and Related Yields and Rates

The following tables present average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013. The average balances are daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and net deferred loan origination costs accounted for as yield adjustments.

	For the Six Months Ended June 30,
	2016			2015
	(Dollars in thousands)
INTEREST EARNING ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Loans	$231,896	$6,663	5.78%	$174,153	$4,815	5.58%
Securities, includes restricted stock	82,473	924	2.25%	71,175	787	2.23%
Interest earning cash	32,914	108	0.66%	71,621	72	0.20%
Total interest earning assets	347,283	7,695	4.46%	316,949	5,674	3.61%

NONINTEREST EARNING ASSETS
Cash and due from banks	527			634
Other assets	10,579			7,785

TOTAL AVERAGE ASSETS	$358,389			$325,368

INTEREST BEARING LIABILITIES
Savings, NOW, Money Markets	$194,510	195	0.20%	$182,134	184	0.20%
Time deposits	12,327	26	0.42%	10,951	40	0.74%
Total deposits	206,837	221	0.21%	193,085	224	0.23%
Secured borrowings	380	13	6.88%	390	13	6.72%
Total borrowings	380	13	6.88%	390	13	6.72%
Total interest bearing liabilities	207,217	234	0.23%	193,475	237	0.25%

NONINTEREST BEARING LIABILITIES
Demand deposits	97,535			90,562
Other liabilities	2,465			1,664
Total liabilities	100,000			92,226
Stockholders’ equity	51,172			39,667

TOTAL AVERAGE LIABILITIES AND EQUITY	$358,389			$325,368
Net interest spread		$7,461	4.23%		$5,437	3.36%

Net interest margin			4.32%			3.46%

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	Year Ended December 31,
	2015			2014			2013
	(Dollars in thousands)
INTEREST EARNING ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Loans	$187,317	$10,575	5.65%	$147,330	8,869	6.02%	$134,748	$8,573	6.36%
Securities, includes restricted stock	78,021	1,713	2.20%	75,282	1,722	2.29%	71,022	1,648	2.32%
Interest earning cash	55,309	144	0.26%	42,989	101	0.23%	21,895	49	0.22%
Total interest earning assets	320,647	12,432	3.88%	265,601	10,692	4.03%	227,665	10,270	4.51%

NONINTEREST EARNING ASSETS
Cash and due from banks	556			2,994			3,564
Other assets	8,509			8,717			5,296

TOTAL AVERAGE ASSETS	$329,712			$277,312			$236,525

INTEREST BEARING LIABILITIES

Savings, NOW, Money Markets	$176,892	353	0.20%	$158,596	345	0.22%	$132,737	337	0.25%
Time deposits	10,494	78	0.74%	13,107	92	0.70%	20,323	113	0.56%
Total deposits	187,386	431	0.23%	171,703	437	0.25%	153,060	450	0.29%
Secured borrowings	388	26	6.70%	449	29	6.46%	1,661	35	2.11%
Total borrowings	388	26	6.70%	449	29	6.46%	1,661	35	2.11%
Total interest bearing liabilities	187,774	457	0.24%	172,152	466	0.27%	154,721	485	0.31%

NONINTEREST BEARING LIABILITIES
Demand deposits	95,820			72,202			55,318
Other liabilities	2,008			1,605			1,198
Total liabilities	97,828			73,807			56,516
Stockholders’ equity	44,110			31,353			25,288

TOTAL AVERAGE LIABILITIES AND EQUITY	$329,712			$277,312			$236,525
Net interest spread		$11,975	3.63%		10,226	3.76%		$9,785	4.20%

Net interest margin			3.73%			3.85%			4.30%

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The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest bearing liabilities for the periods indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior period’s rate); (2) changes attributable to rate (change in rate multiplied by the prior year’s volume) and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

	For the Six Months Ended June 30, 2016 vs. 2015
	Increase (Decrease) due to		Total Increase
	Volume	Rate	(Decrease)
	(dollars in thousands)
Interest earned on:
Loans	$1,665	$183	$1,848
Securities, includes restricted stock	129	8	137
Interest earning cash	(56)	92	36
Total interest income	1,738	283	2,021

Interest paid on:
Savings, NOW, Money Markets	13	(2)	11
Time deposits	5	(19)	(14)
Total deposits	18	(21)	(3)
Secured borrowings	—	—	—
Total interest expense	18	(21)	(3)
Change in net interest income	$1,720	$304	$2,024

	For the Years Ended December 31, 2015 vs. 2014			For the Years Ended December 31, 2014 vs. 2013
	Increase		Total	Increase		Total
	(Decrease) due to		Increase	(Decrease) due to		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(dollars in thousands)
Interest earned on:
Loans	$2,285	$(579)	$1,706	$773	$(477)	$296
Securities, includes restricted stock	61	(70)	(9)	98	(24)	74
Interest earning cash	31	12	43	49	3	52
Total interest income	2,377	(637)	1,740	920	(498)	422

Interest paid on:
Savings, NOW, Money Markets	38	(30)	8	60	(52)	8
Time deposits	(19)	5	(14)	(46)	25	(21)
Total deposits	19	(25)	(6)	14	(27)	(13)
FRB borrowings	–	–	–	–	–	–
FHLB advances	–	–	–	–	–	–
Secured borrowings	(4)	1	(3)	(39)	33	(6)
Total interest expense	15	(24)	(9)	(25)	6	(19)
Change in net interest income	$2,362	$(613)	$1,749	$945	$(504)	$441

Results of Operations for the Six Months Ended June 30, 2016 and 2015

General. Net income increased $988,000 or 245.2%, to $1.4 million for the six months ended June 30, 2016 from $403,000 for the six months ended June 30, 2015. The increase resulted from a $2.0 million increase in net interest income and an $867,000 increase in noninterest income, which were partially offset by a $1.3 million increase in noninterest expense.

Interest Income. Interest income increased $2.0 million or 35.6%, to $7.7 million for the six months ended

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June 30, 2016 from $5.7 million for the six months ended June 30, 2015. This was attributable to an increase in interest and fees on loans, which increased $1.9 million, or 38.4%, to $6.7 million for the six months ended June 30, 2016 from $4.8 million for the six months ended June 30, 2015.

The increase in interest income on loans was due to an increase in average balance of loans of $57.8 million, or 33.2%, to $231.9 million for the six months ended June 30, 2016 from $174.1 million for the six months ended June 30, 2015. This increase was due to our continued success in growing multifamily loans, commercial real estate loans, commercial loans and consumer loans. The increase in interest income on loans was also due to a 20 basis point increase in yield, to 5.78% for the six months ended June 30, 2016 from 5.58% for the six months ended June 30, 2015, due to our continued focus on commercial and consumer lending.

Interest Expense. Interest expense decreased $3,000, or 1.3%, to $234,000 for the six months ended June 30, 2016 from $237,000 for the six months ended June 30, 2015, caused by a decrease in interest expense on deposits. The average rate we paid on interest bearing deposits decreased 2 basis points to 0.21% for the six months ended June 30, 2016 from 0.23% for the six months ended June 30, 2015. Our average balance of interest bearing deposits increased $13.7 million, or 7.1%, to $206.8 million for the six months ended June 30, 2016 from $193.1 million for the six months ended June 30, 2015. The increase resulted from increases in the average balance of all deposit categories.

Net Interest Income. Net interest income increased $2.1 million, or 37.2%, to $7.5 million for the six months ended June 30, 2016 from $5.4 million for the six months ended June 30, 2015. Our net interest rate spread increased 87 basis points to 4.23% for the six months ended June 30, 2016 from 3.36% for the six months ended June 30, 2015, while our net interest margin increased 86 basis points to 4.32% for the six months ended June 30, 2016 from 3.46% for the six months ended June 30, 2015. Although the average yield we earned on interest earning assets increased 85 basis points to 4.46%, we were able to decrease the average rate we paid on interest bearing liabilities by 2 basis points to 0.23%.

Provision for Loan Losses. Our provision for loan losses was $275,000 for the six months ended June 30, 2016 compared to $325,000 for the six months ended June 30, 2015. The provisions recorded resulted in an allowance for loan losses of $3.1 million, or 1.22% of total loans at June 30, 2016, compared to $2.8 million, or 1.26% of total loans at December 31, 2015 and $2.3 million, or 1.24% of total loans at June 30, 2015. The decrease in the allowance for loan losses as a percentage of loans resulted primarily from improvements in credit quality. Nonaccrual loans declined from $191,000 to zero from June 30, 2015 to June 30, 2016.

Noninterest Income. Noninterest income information is as follows:

	For the Six Months Ended June 30,		Change
	2016	2015	Amount	Percent
	(Dollars in thousands)
Noninterest income
Customer related fees and service charges	$496	$300	$196	65.3%
Merchant processing income	1,536	871	665	76.3
Gains of sales of securities	6	—	6	N/A
Total noninterest income	$2,038	$1,171	$867	74.0%

Merchant processing income increased significantly due to significant growth in our business. Total active merchants serviced as of June 30, 2016 were approximately 13,000. Additionally, at June 30, 2016 we have agreements with 12 ISOs processing in excess of $300 million in monthly card volume. We intend to continue to expand our merchant processing business. Customer related fees and charges have increased due to overall increases in the balances and count of our deposit customers.

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Noninterest Expense. Noninterest expense information is as follows:

	For the Six Months Ended June 30,		Change
	2016	2015	Amount	Percent
	(Dollars in thousands)
Noninterest expense
Employee compensation and benefits	$3,947	$2,756	$1,191	43.2%
Occupancy and equipment	553	683	(130)	(19.0)
Professional and consulting services	912	728	184	25.3
FDIC assessment	81	150	(69)	(46.0)
Advertising and marketing	243	172	71	41.3
Travel and business relations	171	149	22	14.8
OCC assessments	54	52	2	3.8
Data processing	678	575	103	17.9
Other operating expenses	305	344	(39)	(11.3)
Total noninterest expense	$6,944	$5,609	$1,335	23.8%

Salaries and employee benefits increased for the six months ended June 30, 2016 from the six months ended June 30, 2015 primarily due to increases in the number of employees, increases in incentive compensation tied to performance and salary increases. Occupancy and equipment expense decreased primarily due to the consolidation of our office facilities in New York City. Professional and consulting expenses increased due to increased accounting and temporary staffing expenses.

Income Tax Expense. We recorded an income tax expense of $889,000 for the six months ended June 30, 2016, reflecting an effective tax rate of 39.0%, compared to $271,000, or 40.2%, for the six months ended June 30, 2015.

Results of Operations for the Years Ended December 31, 2015 and 2014

General. Net income increased $1.1 million, to $1.2 million for the year ended December 31, 2015 from $41,000 for the year ended December 31, 2014. The increase was due to an increase in net interest income and noninterest income.

Interest Income. Interest income increased $1.7 million, or 16.3%, to $12.4 million for the year ended December 31, 2015 from $10.7 million for the year ended December 31, 2014. This was caused by an increase in interest and fees on loans, which increased $1.7 million, or 19.4%, to $10.6 million for the year ended December 31, 2015 from $8.9 million for the year ended December 31, 2014.

The increase in interest income on loans was due to an increase in the average balance of loans of $40.0 million, or 27.1%, to $187.3 million for the year ended December 31, 2015 from $147.3 million for the year ended December 31, 2014. This increase was due to our continued success in growing residential real estate, multifamily, commercial real estate loans, commercial, and consumer loans. The increase in average balance of loans was partially offset by a 37 basis point decrease in yield to 5.65% for the year ended December 31, 2015 from 6.02% for the year ended December 31, 2014, due to the continued payoff of higher-yielding loans and our originating new loans in a lower interest rate environment.

Interest on investment securities decreased $9,000 to $1.7 million of the year ended December 31, 2015. An increase in average balance of $2.7 million, or 3.6%, offset a 9 basis decrease in yield on investment securities to 2.20% during the year ended December 31, 2015 from 2.29% for the year ended December 31, 2014. We have been able to use excess cash to originate loans that provide higher interest rates than the rates we could receive on investment securities.

Interest Expense. Interest expense decreased $9,000, or 1.9%, to $457,000 for the year ended December 31, 2015 from $466,000 for the year ended December 31, 2014, caused by a decrease in interest expense on time deposits. The decrease in interest expense on time deposits is primarily driven by lower average balances which decreased $2.6 million or 19.9% for the year ended December 31, 2015 from December 31, 2014.

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Interest expense on deposits was $431,000 and $437,000 for the years ended December 31, 2015 and 2014, respectively. However, our average balance of interest bearing deposits increased $15.7 million, or 9.1%, to $187.4 million for the year ended December 31, 2015 from $171.7 million for the year ended December 31, 2014. The increase resulted from increases in the average balance of all deposit categories, except for time deposits. The increase in our average balance of interest bearing deposits was primarily due to an increase savings, NOW, and money market accounts, which increased $18.3 million, or 11.5%, to $176.9 million for the year ended December 31, 2015 from $158.6 million for the year ended December 31, 2014. However, the average interest rate we paid on certificates of deposit decreased 2 basis points to 0.20% for the year ended December 31, 2015 from 0.22% for the year ended December 31, 2014.

Our overall cost of funds for the year ended December 31, 2015 was enhanced by an increase in average noninterest bearing deposits, which increased $23.6 million to $95.8 million for the year ended December 31, 2015 from $72.2 million for the year ended December 31, 2014, as we have been successful in obtaining noninterest bearing deposits from commercial loan customers as well as from our merchant services customers.

Net Interest Income. Net interest income increased $1.8 million, or 17.1%, to $12.0 million for the year ended December 31, 2015 from $10.2 million for the year ended December 31, 2014.

Our net interest rate spread decreased 12 basis points to 3.63% for the year ended December 31, 2015 from 3.75% for the year ended December 31, 2014, while our net interest margin decreased 12 basis points to 3.73% for the year ended December 31, 2015 from 3.85% for the year ended December 31, 2014. The average yield we earned on interest earning assets decreased, however, at the same time we were able to decrease the average rate we paid on interest bearing liabilities.

Provision for Loan Losses. Our provision for loan losses was $930,000 for the year ended December 31, 2015 compared to $300,000 for the year ended December 31, 2014. The provisions recorded resulted in an allowance for loan losses of $2.8 million, or 1.25% of total loans at December 31, 2015, compared to $2.2 million, or 1.25% of total loans at December 31, 2014. The higher provision for loan losses was a result of the growth in the loan portfolio and related impact to the allowance for loan losses.

Noninterest Income. Noninterest income information is as follows.

	Years Ended December 31,		Change
	2015	2014	Amount	Percent
	(Dollars in thousands)
Noninterest income
Customer related fees and service charges	$761	$493	$268	54.4%
Merchant processing income	2,202	1,143	1,059	92.7
Gains on sales of securities	―	151	(151)	(100.0)
Total noninterest income	$2,963	$1,787	$1,176	65.8%

Merchant processing income increased significantly during the year due to significant growth in our business. Total active merchants as of December 31, 2015 were approximately 9,500 compared to approximately 6,500 active merchants as of December 31, 2014. Customer related fees and charges have increased due to overall increases in the balances and count of our deposit customers.

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Noninterest Expense. Noninterest expense information is as follows.

	Years Ended December 31,		Change
	2015	2014	Amount	Percent
	(Dollars in thousands)
Noninterest expense
Employee compensation and benefits	$6,251	$5,525	$726	13.1%
Occupancy and equipment	1,412	1,774	(362)	(20.4)
Professional and consulting services	1,699	1,065	634	59.5
FDIC assessment	245	306	(61)	(19.9)
Advertising and marketing	334	367	(33)	(9.0)
Travel and business relations	301	296	5	1.7
OCC assessments	105	130	(25)	(19.2)
Data processing	1,187	1,103	84	7.6
Other operating expenses	638	696	(58)	(8.3)
Total noninterest expense	$12,172	$11,262	$910	8.1%

Salaries and employee benefits increased for the year ended December 31, 2015 from the year ended December 31, 2014 primarily due to increases in the number of employees, increases in incentive compensation tied to performance and salary increases. Professional and consulting expenses increased primarily due to our charter conversions and corporate reorganization. Occupancy and equipment expense decreased primarily due to the consolidation of our office facilities in New York City.

Income Tax Expense. We recorded an income tax expense of $664,000 for the year ended December 31, 2015, reflecting an effective tax rate of 36.2%, compared to $410,000, or an effective tax rate of 90.9%, for the year ended December 31, 2014. The higher effective tax rate in 2014 was due to additional New York state income tax expense to adjust our state deferred tax assets and liabilities using newly exacted New York state income tax rates and apportionment changes.

Management of Market Risk

General. The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The board of directors of our bank has oversight of our asset and liability management function, which is managed by our Asset/Liability Management Committee. Our Asset/Liability Management Committee meets regularly review, among other things, the sensitivity of our assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews our liquidity, capital, deposit mix, loan mix and investment positions.

As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the fair value of all interest earning assets and interest bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business. We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may do so in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Net Interest Income Simulation. We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.

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The following table presents the estimated changes in net interest income of Esquire Bank, National Association, calculated on a bank-only basis, which would result from changes in market interest rates over twelve-month periods beginning December 31, 2015 and 2014.

	At December 31,
	2015		2014
	Estimated 12-		Estimated 12-
Changes in	Months Net		Months Net
Interest Rates	Interest		Interest
(Basis Points)	Income	Change	Income	Change
	(Dollars in thousands)
400	$19,462	4,491	$19,121	5,567
300	18,360	3,389	17,744	4,190
200	17,262	2,291	16,364	2,810
100	16,155	1,184	14,984	1,430
0	14,971	―	13,554	―
-100	13,802	(1,169)	12,827	(727)
-200	13,017	(1,954)	12,214	(1,340)

Economic Value of Equity Simulation. We also analyze our sensitivity to changes in interest rates through an economic value of equity (“EVE”) model. EVE represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts. EVE attempts to quantify our economic value using a discounted cash flow methodology. We estimate what our EVE would be as of a specific date. We then calculate what EVE would be as of the same date throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve. We currently calculate EVE under the assumptions that interest rates increase 100, 200, 300 and 400 basis points from current market rates, and under the assumption that interest rates decrease 100 and 200 basis points from current market rates.

The following table presents the estimated changes in EVE of Esquire Bank, National Association, calculated on a bank-only basis, that would result from changes in market interest rates as of December 31, 2015 and 2014.

	At December 31,
	2015		2014
Changes in Interest Rates (Basis Points)	Economic Value of Equity	Change	Economic Value of Equity	Change
(Dollars in thousands)
400	$66,005	3,996	$58,992	7,427
300	65,377	3,368	57,599	6,034
200	64,751	2,742	56,051	4,486
100	63,909	1,900	54,210	2,645
0	62,009	―	51,565	―
-100	55,246	(6,763)	45,879	(5,686)
-200	46,863	(15,146)	39,199	(12,366)

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates, and actual results may also differ due to any actions taken in response to the changing rates.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

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We regularly review the need to adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest earning deposits and short- and intermediate-term securities.

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2016 and December 31, 2015, cash and cash equivalents totaled $41.3 million and $33.1 million, respectively. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $81.4 million at June 30, 2016 and $84.2 million at December 31, 2015.

At June 30, 2016, we had the ability to borrow a total of $66.9 million from the Federal Home Loan Bank of New York. We also had an available line of credit with the Federal Reserve Bank of New York discount window of $10.4 million. At June 30, 2016, we also had a $3.5 million and $4.0 million line of credit with Atlantic Community Bankers’ Bank and Zions Bank, respectively. No amounts were outstanding on any of the aforementioned lines as of June 30, 2016.

At December 31, 2015, we had the ability to borrow a total of $69.4 million from the Federal Home Loan Bank of New York. At December 31, 2015, we also had an available line of credit with the Federal Reserve Bank of New York discount window of $10.8 million. At December 31, 2015, we also had a $3.5 million and $4.0 million, line of credit with Atlantic Community Bankers’ Bank and Zions Bank, respectively. No amounts were outstanding on any of the aforementioned lines as of December 31, 2015.

We have no material commitments or demands that are likely to affect our liquidity other than set forth below. In the event loan demand were to increase faster than expected, or any unforeseen demand or commitment were to occur, we could access our borrowing capacity with the Federal Home Loan Bank of New York or obtain additional funds through brokered certificates of deposit.

At June 30, 2016, we had $2.0 million in loan commitments outstanding. We also had $1.3 million in standby letters of credit at June 30, 2016.

Certificates of deposit due within one year of June 30, 2016 totaled $16.8 million, or 5.0% of total deposits. Total certificates of deposit were $18.9 million or 5.7% of total deposits.

At December 31, 2015 and 2014, we had $1.3 million and $846,000 in loan commitments outstanding, respectively. We also had $1.3 million and $803,000 in standby letters of credit at December 31, 2015 and 2014, respectively.

Certificates of deposit due within one year of December 31, 2015 totaled $6.4 million, or 2.1% of total deposits. Total certificates of deposit were $9.9 million or 3.3% of total deposits. Given the small amount of reliance of these funds, they do not have a significant impact on our liquidity.

Our primary investing activities are the origination, and to a lesser extent purchase, of loans and the purchase of securities. During the six months ended June 30, 2016, we originated or purchased $50.7 million of loans and $5.0 million of securities. During the year ended December 31, 2015, we originated or purchased $113.6 million of loans and we purchased $24.7 million of securities. During the year ended December 31, 2014, we originated or purchased $90.2 million of loans, and we purchased $20.3 million of securities.

Financing activities consist primarily of activity in deposit accounts. We experienced net increases in total deposits of $31.8 million, $10.9 million and $83.1 million for the six months ended June 30, 2016 and for the years ended December 31, 2015 and 2014, respectively. We generate deposits from law firms, other local businesses, and individuals through client referrals and other relationships and through our retail presence. We believe we have a very stable core deposit base due primarily to the litigation market strategy as we strongly encourage and are generally successful in having law firm borrowers maintain their entire banking relationship with us. The high level of transaction accounts is expected to be maintained. We have established deposit concentration thresholds to avoid the

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possibility of dependence on any single depositor base for funds. Since inception, we have not had the need to borrow significantly from the Federal Home Loan Bank of New York. We have been able to use the cash generated from the increases in deposits to fund loan growth in recent periods.

Esquire Bank, National Association is subject to various regulatory capital requirements administered by Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation. At June 30, 2016 and December 31, 2015, the Bank exceeded all applicable regulatory capital requirements, and was considered “well capitalized” under regulatory guidelines. See Note 12 of the Notes to the Interim Condensed Consolidated Financial Statements and see Note 14 of the Notes to the Consolidated Financial Statements for additional information.

The net proceeds from the stock offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the stock offering, as well as other factors associated with the stock offering, our return on equity will be adversely affected following the stock offering.

We manage our capital to comply with our internal planning targets and regulatory capital standards administered by the OCC. We review capital levels on a monthly basis. At June 30, 2016, the Bank was classified as well-capitalized.

The following table presents our capital ratios as of the indicated dates for the Bank.

	“Well Capitalized”	For Capital Adequacy Purposes Minimum Capital with Conservation Buffer	Actual At June 30, 2016
Tier 1 Leverage Ratio
Bank	5.00%	4.00%	11.59%

Tier 1 Risk-based Capital Ratio
Bank	8.00%	6.63%	15.30%

Total Risk-based Capital Ratio
Bank	10.00%	8.63%	16.45%

Common Equity Tier 1 Capital Ratio
Bank	6.50%	5.13%	15.30%

	“Well Capitalized ”	Actual At December 31, 2015	Actual At December 31, 2014
Tier 1 Leverage Ratio
Bank	5.00%	11.90%	10.06%

Tier 1 Risk-based Capital Ratio
Bank	8.00%	15.91%	17.40%

Total Risk-based Capital Ratio
Bank	10.00%	17.06%	18.54%

Common Equity Tier 1 Capital Ratio
Bank	6.50%	15.91%	N/A

BASEL III revised the capital adequacy requirements and the Prompt Corrective Action Framework effective January 1, 2015 for the Bank. When fully phased in on January 1, 2019, the Basel Rules will require the Bank to maintain a 2.5% "capital conservation buffer" on top of the minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a (i)

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CET1 to risk-weighted assets, (ii)Tier 1 capital to risk-weighted assets or (iii) total capital to risk-weighted assets above the respective minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and discretionary bonus payments to executive officers based on the amount of the shortfall. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will increase by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. The following table presents our contractual obligations as of June 30, 2016.

Contractual Maturities
		More Than One	More Than Three
	Less Than One	Year Through	Years Through Five	Over Five
	Year	Three Years	Years	Years	Total
	(In thousands)
Operating lease obligations	$433	$803	$726	$2,190	$4,152
Time deposits	16,790	2,150	—	—	18,940
Total	$17,223	$2,953	$726	$2,190	$23,092

Off-Balance Sheet Arrangements. We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments as we do for on-balance sheet instruments.

For further information, see Note 9 of the Notes to the Interim Condensed Consolidated Financial Statements and Note 11 of the Notes to the Consolidated Financial Statements.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data included in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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BUSINESS

Overview

We are a bank holding company headquartered in Garden City, New York and registered under the BHC Act. Through our wholly owned bank subsidiary, Esquire Bank, National Association, we are a full service commercial bank dedicated to serving the financial needs of the legal and small business communities on a national basis, as well as commercial and retail customers in the New York metropolitan market. We offer tailored products and solutions to the legal community and their clients as well as dynamic and flexible merchant services solutions to small business owners, both on a national basis. We also offer traditional banking products for businesses and consumers in our local market area (New York metropolitan market). These activities, primarily anchored by our legal community focus, generate a stable source of low cost core deposits and a diverse asset base to support our overall operations. Our commercial and consumer loans tailored to the litigation market enhance our overall yield on our loan portfolio, enabling us to earn attractive risk-adjusted net interest margins. Our merchant processing activities generate a stable source of fee income. We believe our integrated business model distinguishes us from other banks and non-bank financial services companies in the markets in which we operate as demonstrated by our six months ended performance metrics when comparing June 2016 to June 2015:

•	Our net income increased 245.2% to $1.4 million or $0.28 per diluted share.

•	Strong net interest margin of 4.32%, an increase from 3.46%, anchored by a stable cost of funds of 0.15% on our deposits.

•	Loans increased 33.8% or $64.0 million with no non-performing loans and solid asset quality metrics.

•	Noninterest income increased 74.0% and represents 21.5% of total revenue, primarily driven by our merchant services platform.

•	As of June 30, 2016, our assets, loans, deposits and stockholders’ equity totaled $387.6 million, $253.2 million, $333.5 million and $52.3 million, respectively.

Both 2015 and the first half of 2016 were transformation periods for the Company thanks to the successful execution of our unique and dynamic business model. Our ongoing commitment to the litigation and small business communities have been, and should continue to be, the foundation for our success. In August 2015, we closed our private placement offering, raising capital totaling $17.2 million and successfully converted Esquire Financial Holdings, Inc. and Esquire Bank from a savings and loan holding company and savings bank to a bank holding company and national bank, respectively. The additional capital, coupled with the conversion to a national bank, has and should continue to enhance our commercial loan growth in the legal industry and business communities we serve.

We remain true to our commitment to serve the litigation community and our commercial customers through our tailored products and solutions. We believe Esquire Bank’s approach to the legal community is simple yet innovative – listen to the customer’s needs and tailor products and services around those needs. Our management team consists of attorneys and bankers who have serviced the legal community throughout their careers. This model continues to set us apart from other institutions who offer a “one product fits all” model. The litigation community is a key contributor to our loan growth, strong loan yields, and low cost core deposits, representing more than 70% of our deposit base. We have also remained steadfast in growing our merchant services platform. We provide dynamic and flexible merchant services solutions to small business owners, differentiating us from larger institutions. Our merchant services platform has grown to approximately 13,000 small businesses, generating 16.2% of our revenue in fee income and represents a significant opportunity for future growth in fee income, core deposits and enhanced lending opportunities.

Our low cost core deposits (deposits, excluding time deposits), representing our primary funding source for loan growth, totaled $314.5 million at June 30, 2016 resulting in an impressive total cost of funds of 0.15%. These stable low cost funds are driven by our attorney operating and escrow deposits, representing more than 70% of our total deposit base. We continue to prudently manage growth in deposits, utilizing customer sweep programs for our mass tort and class action business banking programs. We do not have traditional “brick and mortar” branches to

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support our deposit growth. Instead, our customers utilize on-line cash management technology to manage their operating and escrow accounts as well as their business banking needs across the country. The lack of branch infrastructure coupled with our strong net interest margin and growth will continue to drive our efficiency ratio below 73% efficiency ratio as of the six months ended June 30, 2016.

Business Strategy

Esquire Bank has become a unique provider of financial services and products to the legal community, developing a strong brand and reputation with attorneys and their firms. The legal community we serve consists of law firms that litigate mass torts, class actions, commercial, employment, product liability, personal injury and other litigation cases, as well as individual attorneys and their clients (plaintiffs involved in the litigation who are the recipients of the settlements or judgments). According to the Towers Watson 2011 Update on U.S. Tort Cost Trends, the U.S. tort system paid out $264.6 billion in commercial and personal tort costs in 2010. The same report states that “since 1950, growth in tort costs (commercial and personal) has exceeded growth in GDP by an average of approximately two percentage points.” Assuming settlement funds are paid to the plaintiff or claimant between year 1 and year 2, then total settlement funds on deposit in financial institutions at any given time should range between approximately $250 billion and $500 billion at any given time. Law firms are typically compensated on a contingent basis based on a percentage of the gross settlement amounts, ranging from 20%-40% of the gross settlement. This market has traditionally been fragmented with deposit services offered by banks and lending services offered by finance companies (non-FDIC insured entities).

Since commencing operations, we have leveraged the strong business relationships that our founders, directors, shareholders, customers and managers have in the legal community, creating a unique distribution network. We have received numerous national and state trial association endorsements, including but not limited to the American Association of Justice (AAJ), Mass Torts Made Perfect (MTMP), the New York State Trial Lawyers Association (NYSTLA), the Consumer Attorneys of California (CAOC), the Florida Association of Justice (FAJ) and the Pennsylvania Association for Justice (PAJ). These organizations estimate that their aggregate memberships totals more than 50,000 nationwide. These endorsements coupled with our strong business relationships continue to increase, rising the profile and importance of Esquire Bank throughout the legal community. Our goal is to position Esquire Bank as the premier “one stop” financial services firm for the legal community. We are one of the few banks in the United States that specifically supports and has the expertise to understand the specialized financial services needs of this legal community, and have developed commercial and consumer loan products and services to meet these needs. We provide specialized lending and depository services to participants in the litigation industry on a national basis, including:

•	Plaintiff law firms - single event, mass tort, class action and worker’s compensation firms.

•	Non-bank trustees - claims administrators, third party administrators and lien resolution firms administering mass tort or class action settlements on behalf of the courts, court orders, plaintiff and/or defendant counsel.

•	Consumers - claimants in single event, mass tort and class action lawsuits as well as employees and partners of the law firms.

Additionally, in 2012 we entered into the merchant services business as an acquiring bank and hired a senior manager with over 35 years of experience. We provide merchant services for small businesses nationally utilizing the Independent Service Organization (“ISO”) business model. Unlike the direct merchant acquiring model, the ISO model is designed to insulate the bank’s capital from merchant losses through merchant reserves, ISO reserves, ISO monthly residuals and ISO portfolio values. We entered into the merchant processing business to increase noninterest income and provide cross sell opportunities for other business banking products and services. For the six months ended June 30, 2016, merchant processing revenues were approximately $1.5 million representing most of our noninterest income, which is 21.5% of our total revenue. We service approximately 13,000 merchants and process in excess of $300 million in monthly card volume. We intend to continue to expand our merchant processing business.

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Finally, we offer traditional commercial and consumer lending and depository products in the New York metropolitan area with a focus on commercial, commercial real estate, multifamily and 1-4 family residential loans. We control credit risk through both disciplined underwriting as well as active credit management processes and procedures.

Lending Activities

Our strategy is to maintain a loan portfolio that is broadly diversified by type and location. Within this general strategy, we intend to focus our growth in commercial and consumer lending to law firms where we have expertise and market insights. As of June 30, 2016, these product lines in aggregate totaled $89.2 million (or 33.4% of our loan portfolio). With respect to this portfolio, we seek out customers on a nationwide basis.

The majority of our real estate secured loans are in the areas surrounding the New York metropolitan area. We anticipate continuing to focus on the commercial and personal credit needs of businesses and individuals in these markets.

The following is a discussion of our major types of lending activity:

Commercial Loans and Lines of Credit (“Commercial”). Commercial loans are originated to local small to mid-size businesses to provide short-term financing for inventory, receivables, the purchase of supplies, or other operating needs arising during the normal course of business and loans made to our qualified merchant customers. In addition, specialized and tailored commercial loans are offered to attorneys and law firms nationally (“Attorney Loans”). At June 30, 2016, commercial loans (excluding Attorney Loans of $84.6 million) totaled $12.7 million (or 5.0% of total loans). All commercial loans are originated internally and represent 38.1% of total loans.

Attorney Loans. The following is a summary of the specialized commercial loan products we offer to meet the needs of the litigation community. Attorney Loans are made to attorneys and law firms and the outstanding loan balances are included in the loan balance for commercial loans as noted above. A unique aspect of our underwriting involves advances of loan proceeds against a “borrowing base,” which typically consists of the inventory of litigation cases for the firm. We complement this with traditional commercial underwriting. See “—Credit Risk Management” below. Generally, the maximum amount a customer may borrow at any time is fixed as a percentage of the borrowing base outstanding at any time.

Working Capital Lines of Credit (“WC LoC”). WC LoCs are unsecured business lines of credit offered to law firms for general corporate purposes, including meeting cash flow needs, advertising, financing the purchase of fixed assets, or other reasons. The balance of such loans was $57.8 million at June 30, 2016 (68.3% of total Attorney Loans).

Case Cost Lines of Credit. Case Cost Lines of Credit (“ Case Cost LOC”) are unsecured business lines of credit that are tied to the costs of contingency cases and totaled $16.1 million at June 30, 2016 (19.1% of total Attorney Loans). Contingency case costs include court filing fees, investigative costs, expert witness fees, deposition costs, and other costs. Recovery of case costs is derived from gross settlement proceeds from the settled case. An average case can take two to four years to litigate and law firms are prevented from charging their clients any interest for the out-of-pocket litigation costs, which amounts to an interest-free loan provided to the client. Thus, instead of using the law firm’s cash flow, law firms use Case Cost LOCs to finance litigation cash flows because the finance charges can be charged against the settlement proceeds. Case Cost LOCs are not contingent loans, meaning that their repayment is not dependent on a favorable case settlement. In the event of an unfavorable outcome for the borrower, the loans are repaid from the cash flows of the law firm.

Term Loans. Term loans are short-term unsecured business loans originated to law firms for general corporate purposes such as the purchase of equipment or enhancing operational facilities. These loans are offered to law firms at the same terms as those offered to other types of businesses. Term loans to law firms totaled $9.4 million at June 30, 2016 (11.1% of total Attorney Loans).

Post Settlement and Other Attorney Loans. Other Attorney Loans consist of both secured and unsecured loans to law firms and attorneys. Post Settlement Loans are bridge loans secured by proceeds from

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non-appealable, settled cases. Other Attorney Loans totaled $1.3 million at June 30, 2016 (1.5% of total Attorney Loans).

The following table sets forth the composition of our Attorney Loan portfolio by type of loan at the dates indicated.

	June 30, 2016		December 31, 2015
	Amount	Percent	Amount	Percent
	(In thousands)
Attorney Loans:
Working capital lines of credit	$57,774	68.31%	$51,433	66.64%
Case cost lines of credit	16,127	19.07	17,574	22.77
Term loans	9,428	11.15	7,358	9.53
Post-settlement and other	1,253	1.47	819	1.06
Total Attorney Commercial	84,582	100.00%	77,184	100.00%
Attorney Consumer:
Post-settlement loans	2,854	61.55%	6,653	78.44%
Structured settlement loans	1,783	38.45	1,829	21.56
Total Attorney Consumer	4,637	100.00%	8,482	100.00%
Total Attorney Loans	$89,219	100.00%	$85,666	100.00%

At June 30, 2016 approximately 50% of the total Attorney loans outstanding had been extended to customers in New York followed by 13% extended to customers in Texas. Our current Loan Policy limits the percentage of out-of-state loans to 25% per loan type in any one state other than New York.

Consumer Loans. Consumer loans are primarily post settlement and structured settlement loans made to plaintiffs and claimants as described below. Consumer loans are also originated to local individuals for debt consolidation, home repairs, home improvement or major consumer purchases. Consumer loans are both secured and unsecured. At June 30, 2016, total consumer loans are $10.0 million (or 4.0% of total loans). We believe that our post settlement loans to claimants should increase based upon recent mass tort settlements including, but not limited to, the World Trade Center Victims Compensation Fund (VCF), the NFL Concussion case (NFL) and Transvaginal Mesh litigation matters (TVM).

The following is a summary of the specialized consumer loan products we offer to meet the needs of the litigation market. Post settlement and structured settlement loans are consumer loans made to individual plaintiffs/claimants and the outstanding loan balances are included in the loan balance for consumer loans as noted above.

Post Settlement Loans. Post Settlement Loans are essentially bridge loans to individuals secured by proceeds from non-appealable, settled cases. These loans generally meet the “life needs” of claimants in various litigation matters due to the delay between the time of settlement and actual payment of the settlement. These delays are primarily due to various administrative matters in the case. The balance of post settlement loans to individuals was $2.9 million at June 30, 2016.

Structured Settlement Loans. Structured settlement loans are structured such that the annuity provider (a highly rated insurance company) is directed by the court, at the request of the borrower, to deposit the borrower’s payments into an account designated by us. Loan payments are then automatically deducted from the annuity payment. At June 30, 2016, structured loans in our loan portfolio totaled $1.8 million.

Real Estate Loans. The majority of our real estate secured loans are in the areas surrounding the New York metropolitan area.

Multifamily. Multifamily loans are the largest component of the real estate loan portfolio and totaled $75.1 million (29.8% of total loans) at June 30, 2016. The multifamily loan portfolio consists of loans secured by apartment buildings and mixed-use buildings (predominantly residential income producing) in our primary market area. We originate and purchase multifamily loans. Whether originated or purchased, all loans are independently underwritten by the Bank utilizing the same underwriting criteria and approved by the Directors Loan Committee or in accordance

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with our Board established approval authorities.

1-4 Family Residential. Mortgage loans are primarily secured by 1-4 family cash flowing investment properties ($44.1 million as of June 30, 2016) in our market area. The residential mortgage loan portfolio includes 1-4 family investment properties, primary and secondary owner occupied residences, investor coop and condos. The majority of residential mortgages are originated internally, although we do purchase residential mortgages from time to time. Purchased loans are subject to all the asset quality and documentary precautions normally used when originating a loan.

Commercial Real Estate (“CRE”). CRE loans totaled $20.3 million (8.1% of total loans) at June 30, 2016 and consisted primarily of loans secured by mixed use properties (56.1% of the CRE portfolio), hospitality properties (21.3% of the CRE portfolio) and loans to condo associations (8.9% of the CRE portfolio), with the remainder comprised of warehouse and office/retail properties. Owner-occupied loans represents 22.1% of the CRE portfolio. We both originate and purchase CRE loans. All loans are independently underwritten by us utilizing the same underwriting criteria, and approved by the Directors Loan Committee.

Construction Loans. Construction loans are originated on an opportunistic basis and totaled $6.5 million (2.6% of total loans) at June 30, 2016.

Merchant Services Activities

We provide merchant services as an acquiring bank utilizing the ISO business model. Unlike the direct merchant acquiring model, the ISO model is designed to insulate bank capital from merchant losses through merchant reserves, ISO reserves, ISO monthly residuals and ISO portfolio values. We entered into the merchant processing business as an acquiring bank in 2012 to increase noninterest income and provide cross sell opportunities for other business banking products and services. For the six months ended June 30, 2016, merchant processing revenues were approximately $1.5 million representing most of our noninterest income, which is 21.5% of our total revenue and represented an increase of 76.3% over the comparable prior year period. At June 30, 2016, we have agreements with 12 ISOs, servicing approximately 13,000 merchants and processing in excess of $300 million in monthly card volume. We intend to continue to expand our merchant processing business.

The growth prospect in the U.S. consumer payments processing market continues to be attractive. Total estimated U.S. Visa, Mastercard, Discover, PayPal and American Express (“Card Brand”) payment volume reached nearly $5 trillion in 2015. U.S. consumer spending through electronic payment methods continues to be very strong. The Card Brand aggregate volume has been consistently growing at a 9% CAGR for the past five years. This is because electronic payments have multiple growth avenues including, but not limited to, organic growth (inflation and GDP), increased consumer usage and increased merchant acceptance. In the U.S., the top 100 merchants make up less than 3.5% of the merchant outlets and less than 5% of the net revenue to merchant acquiring companies. Based upon the above information, we believe that our merchant services model can continue to grow.

We have implemented a comprehensive risk mitigation program for the merchant services business including detailed policies, procedures and formal agreements (as applicable) for ISO relationships, merchant processing clients, operations, underwriting, Bank Secrecy Act, compliance, legal and vendor management, among other items. Our Merchant Acquiring and Risk Policy establishes authorities and guidelines for the Bank to acquire merchant servicing arrangements with ISOs, agent banks, direct merchants and through merchant portfolio acquisitions. Such guidelines include initial and ongoing due diligence requirements and approval authorities. All merchants, regardless of how the merchant is acquired, must meet our Merchant Credit/Underwriting Policy requirements. In addition, credit approval requirements and authorities for approving merchants and ISOs are clearly defined in the Merchant Acquiring and Risk Policy.

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The Merchant Acquiring and Risk Policy establishes stringent requirements related to the due diligence conducted initially and ongoing, requirements for the ISO contract, our responsibilities and the ISO’s responsibilities in the sponsorship. In the event of a potential loss and in accordance with the terms of the ISO Merchant Agreement, we can take the following actions to collect:

•	Charge merchant account;
•	Charge merchant reserve account;
•	Deduct from ISO monthly residual on an ongoing basis until fully recovered;
•	Charge ISO reserve account;
•	Sale of a portion or all the ISO’s merchant accounts (conservatively valued at 24 times the ISO monthly residual income); and
•	Recover through chargeback insurance (if insured).

In order for us to obtain the enhanced credit support from a competitive perspective, we receive reduced revenue on our merchant servicing portfolio than direct merchant service providers that do not require as much credit and administrative support from the ISOs. We receive a blended rate of seven to eight basis points for merchant processing compared to direct merchant service providers that may receive two to three times our rate for a portfolio with similar risk characteristics. However, we have determined that the acquiring bank model coupled with the merchant ISO business model represents less credit exposure for our bank and capital base.

Deposit Funding

Deposits are our primary source of funds to support our earning assets and growth. We offer depository products, including checking, savings, money market and certificates of deposit with a variety of rates. Deposits are insured by the FDIC up to statutory limits. Our unique low cost core deposit model is primarily driven by escrow and operating accounts from law firms and other litigation settlements on a national basis, representing more than 70% of $333.5 million in total deposits at June 30, 2016. Our core deposits (excluding time deposits) represent 94.3% and our cost of funds on this stable funding source is 0.15%, anchored by our noninterest bearing demand deposits and attorney escrow funds representing 28.9% and 40.8%, respectively, of total deposits. We require deposit balances associated with our commercial loan arrangements and cash management relationships maintained by our commercial lending. We do not use traditional “brick and mortar” branches to support our deposit growth and have only one branch, in Garden City, New York. The vast majority of our customers utilize our on-line cash management technology to manage their operating and escrow accounts across the country. The lack of a physical branch infrastructure and related costs coupled with our strong net interest margin, stable funding sources and growth will continue to drive our efficiency ratio below the 73% reported at June 30, 2016. We continue to experience significant growth in our mass tort business banking with off-balance sheet sweeps totaling $196.3 million at June 30, 2016.

Deposits have traditionally been our primary source of funds for use in lending and investment activities and we do not utilize borrowings as a significant funding source. Besides generating deposits from law firms and litigation settlements, we also generate deposits from our merchant services platform and other local businesses, individuals through client referrals and other relationships and through our single retail branch. We believe we have a very stable core deposit base due primarily to the litigation market strategy as we strongly encourage and are successful in having law firm borrowers maintain their operating and escrow banking relationship with us. Our low cost of funds is due to our deposit composition consisting of approximately 94.3% in transaction accounts. Our deposit strategy primarily focuses on developing borrowing and other service orientated relationships with customers rather than competing with other institutions on rate. We have established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds.

Our Competitive Strength

We attribute our success to the following competitive strengths:

Unique Distribution Network in Scalable Industries. We have developed a unique niche in the legal industry which represents over $260 billion in commercial and personal tort settlements in 2010 alone, exceeding growth in GDP by an average of approximately two percentage points since 1950. Our unique distribution network

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within the legal industry is derived from decades of experience anchored by our founders, Board of Directors, lawyer investors, management, customers and our affiliations with both state and national trial associations. The legal community is our primary engine for current and future growth in low cost core deposits, commercial loans to law firms and consumer loans to claimants. We believe the litigation space has significant growth potential for us across the lending and depository spectrum, as we represent less than 0.15% of the total settlement market each year. Also, through our dynamic and flexible merchant services solutions to small business owners, we process approximately $3.6 billion in merchant transaction volume annually. We have the platform and the capacity to continue to grow our merchant services business.

Scalable Product Platforms Positioned for Growth. We have invested in people, processes and procedures in order to facilitate the recent growth in our key product lines and position such product lines for additional growth in the future. We hired experienced management to establish unique product lines, which have only recently become profitable on a run rate basis, which we believe have significant remaining growth potential. We believe that the scalable platforms created by these investments position us for substantial growth in our key product lines and have laid the groundwork for our ability to operate as a larger financial institution.

Diversified Business Model. The combination of our higher margin legal community focus for commercial banking (commercial loans, claimant/consumer loans and core low cost deposits), fee-based small business focus in merchant services and our community banking focus in the New York metropolitan area (commercial real estate and residential income producing lending) allows us to grow in varied economic conditions and business cycles. Our commercial product lines enhance the overall yield of our loan portfolio and are offered on a nationwide basis, mitigating our exposure to stagnant loan demand or yield compression in our community banking market. This model also provides asset diversity and favorable cost of funds, especially when competing against the wholesale banks and non-bank finance companies that offer similar commercial finance products. Our merchant services platform provides stable fee based income and a platform for small business loan and deposit growth. Our New York metropolitan commercial real estate portfolio provides a stable lending base in our local market.

Focused Risk Mitigation Practices. We have developed underwriting and credit management processes tailored to each of the products we offer, allowing us to construct a diversified asset portfolio including specialized markets not typically served by community banks. We believe that our industry experience and product knowledge has allowed us to develop processes, procedures and structural features in connection with offering specialized products that enable us to appropriately identify and mitigate the risks associated with these products and services.

Experienced Management Team. Our leadership team consists of senior managers with an average of over 20 years of experience in the banking and non-banking financial services industries. The majority of our senior managers come from multi-billion dollar financial institutions. We believe the experience, relationships, and entrepreneurial culture of our management team as well as our Board of Directors have been and will continue to be key drivers of our growth. Our key leadership team includes:

•	Dennis Shields, Executive Chairman of the Board. Mr. Shields is the Executive Chairman of the Board of Directors and was a founding organizer of Esquire Bank. Since its inception in 2000, Mr. Shields has also served as Chief Executive Officer of Plaintiff Funding Corp. (dba LawCash), a New York-based specialty finance company that provides financial service products to law firms and claimants. Since 2014, Mr. Shields has served as the Chairman at YieldStreet, an online platform for alternative investments and he is also the Chairman of Keeps America, a company that works with law firms, disability advocates, and third-party administrators to distribute settlement awards and government benefits to clients through its prepaid card. Mr. Shields served as a lay member of the Grievance Committee to the Second and Eleventh Judicial Departments appointed by presiding judge from 1996 to 2004 and previously served on the New York State Health Information and Quality Improvement Committee. Mr. Shields has authored two books and is a frequent speaker in both the legal and finance community.

•	Andrew C. Sagliocca, President, Chief Executive Officer and Director. Mr. Sagliocca served as the Company’s Chief Financial Officer when he joined Esquire Bank in February 2007. He became the Chief Executive Officer in January 2009. Prior to joining Esquire Bank, Mr.

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Sagliocca was Senior Vice President and Corporate Controller of North Fork Bank from 1999 to 2007. Mr. Sagliocca has more than 27 years of experience in the financial service industry.

•	Eric S. Bader, Executive Vice President, Chief Financial Officer and Treasurer. Prior to his appointment as Executive Vice President in February 2011, Mr. Bader served as our Senior Vice President, Chief Financial Officer and Treasurer since January 2009. Prior to this, Mr. Bader served as Esquire Bank’s Senior Vice President and Treasurer, since joining Esquire Bank in January 2008. Prior to joining Esquire Bank, Mr. Bader was Vice President at Goldman Sachs and served as a Vice President and Investment Officer at North Fork Bank. Mr. Bader has 17 years of experience in the financial service industry.

•	Ari P. Kornhaber, Executive Vice President, Director of Sales. Mr. Kornhaber has spoken on the subject of financing for lawyers, law firms and their clients, and the ethics surrounding the same, at numerous seminars and conferences across the United States for over 10 years. After receiving his law degree from Touro Law School in New York, Mr. Kornhaber was a practicing plaintiff’s lawyer in New York City with the law firm of Pariser and Vogelman, PC and was a trial attorney for the law firm of Napoli, Kaiser and Bern, LLC, where he specialized in personal injury, medical malpractice and mass tort litigation.

•	Fred Horn, Senior Vice President, Director of Merchant Services. Mr. Horn joined Esquire Bank in 2012 to start up a merchant services program in order to generate processing fee income and increase demand deposits. Prior to joining Esquire Bank, Mr. Horn was Senior Vice President at Merrick Bank for 11 years where he started and directed a merchant service program which became the sixteenth largest such program in the country. Mr. Horn served for 25 years at Summit Bank, Princeton, New Jersey (now Bank of America), where he held a number of senior officer positions including directing merchant services, an American Express, MasterCard and Visa credit card portfolio and a top 10 US Visa debit card program.

Our Growth Strategy

We believe that our model of community banking with a focus on niche commercial products and merchant services provides us with differentiated advantages when compared to our competitors, including a strong deposit franchise, a more complete set of product offerings and the ability to earn attractive risk-adjusted net interest margins. The pool of potential law firm clients is substantial and represents a permanent part of the economy, yet the specialized lending markets that serve them remain highly fragmented. Many of our commercial loans are de novo products which we believe are poised to capture additional market share as they mature. We will leverage our commercial law firm relationships to continue enhancing and grow our claimant/consumer lending base, meeting the needs of the law firms customers. We expect to continue capturing market share in the legal community because we provide both commercial and consumer clients with unique banking products and services. Additionally, we plan to continue growing our merchant services platform for small businesses nationally, increasing our fee income while offering lending and depository services to these businesses. Finally, the lack of a physical branch infrastructure and strong balance sheet allows us to make investments in technology, personnel, marketing and systems not available to non-bank commercial lenders.

We market our loans along with other products and services through a variety of channels. Fundamentally, we focus on a high-touch direct sales model, building long-term relationships with our customers. Our sales officers actively solicit new and existing businesses in the communities we serve. For our commercial products, our sales personnel travel across the country to meet with our clients throughout the year. Importantly, while we seek to ensure that the pricing on our loans products is competitive, we also attempt to distinguish ourselves on criteria other than price, including service, industry knowledge and a more complete value proposition than our competitors. We believe that our suite of complementary commercial and consumer legal industry product options coupled with our on-line cash management platform allows us to offer full-service banking relationships to clients and industries that have historically been served by smaller non-bank commercial finance companies. It is our strategy to deepen our customer relationships and increase retention by cross-marketing all of these products to our clients in an effort to be a “one-stop” financial services provider, particularly in our legal industry niche.

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Credit Risk Management

We control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes for each of the various loan product types we offer our customers.

Underwriting. In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process including but not limited to the following:

•	Understanding the customer’s financial condition and ability to repay the loan;

•	Verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

•	Observing appropriate loan to value guidelines for collateral secured loans;

•	Maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

•	Ensuring that each loan is properly documented with perfected liens on collateral.

Commercial Loans. These loans are typically made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business and the collateral securing these loans may fluctuate in value. Our commercial loans are originated based on the identified cash flow of the borrower and on the underlying collateral provided by the borrower. Most often, this collateral consists of the case inventory of the law firm (borrowing base) and, to a lesser extent, accounts receivable or equipment.

Attorney Loans (working capital lines of credit, case cost lines of credit, and term loans). We perform the underwriting criteria typical for commercial business loans (three years of tax returns, three years of financial data, cash flows, partner guarantees, partner personal financials and credit history, background checks, etc.). We also review the firm’s case inventory to ascertain the value of their future receivables. Typically, at least three years of successful experience in plaintiff practice are required. Working capital lines of credit and case cost lines of credit are floating rate, prime-based loans. The proceeds of a Case Cost loan can only be used against case expenses. These loans are subject to a general security agreement evidenced by UCC-1 filing on all assets of the borrower, including but not limited to case inventory, accounts receivable, fixtures and deposits where applicable. A key component of the underwriting process is an evaluation of the pending cases of an applicant law firm to determine the probability and amount of future settlements. These loans are based on a borrowing base that was developed by us whereby a law firm’s case inventory is segmented into various stages and evaluated.

Consumer Loans. Consumer loans primarily consist of post-settlement loans and structured settlement loans. Other consumer loans originated to individuals for debt consolidation, home repairs, home improvement or major consumer purchases, are generally dependent on the credit quality of the individual borrower and may be secured or unsecured.

Post Settlement Loans. Post settlement loans are fully-secured by the proceeds from the settlement and are generated from our internal sales force or from third party brokers. An executed settlement agreement is a prerequisite for such loans, and the loan-to-value (“LTV”) ratio is generally limited to 50% of the net settlement amount due to the borrower.

Structured Settlement Loans. Structured settlement loans are structured such that the annuity provider (a highly rated insurance company) is directed by the court, at the request of the borrower, to deposit the borrower’s payments into an account designated by us. Loan payments are then automatically deducted from

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the annuity payment.

1-4 Family Residential Loans. Residential mortgage loans are purchased or originated for both primary and secondary residences, generally with fixed rates and 30-year or 15-year terms. Adjustable-rate mortgages (“ARMs”) are purchased or originated as 1 year ARMs, 5/1 ARMs, or 7/1 ARMs. We perform an extensive credit history review for each borrower. Second homes or investment properties are subject to additional requirements. Debt-to-income (“DTI”) and debt service coverage, if applicable, ratios generally conform to industry standards for conforming loans. Flood insurance, title insurance and fire/hazard insurance are mandatory for all applications, as appropriate.

Commercial Real Estate and Multifamily Loans. Loans secured by commercial and multifamily real estate generally have larger balances and involve a greater degree of risk than 1-4 family residential mortgage loans. Of primary concern in commercial and multifamily real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy.

In approving a commercial or multifamily real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. Maximum LTV ratios are 80% of appraised value and we generally require that the properties securing these real estate loans have minimum debt service ratios (the ratio of earnings before debt service to debt service) of 115%. Loan terms are fifteen years or less with the option to extend another five years and amortization is based on a 25-30 year schedule or less. An environmental phase one report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial and multifamily real estate loans.

Construction Loans. Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. Our construction loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers’ financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Loan Approval Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. We have established several levels of lending authority that have been delegated by the Board of Directors to the Directors Loan Committee, the Chief Lending Officer and other personnel in accordance with the Lending Authority in the Loan Policy. Authority limits are based on the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the Loan Policy. Any Loan Policy exceptions are fully disclosed to the approving authority.

Loans to One Borrower. In accordance with loans-to-one-borrower regulations, the Bank is generally limited to lending no more than 15% of its unimpaired capital and unimpaired surplus to any one borrower or borrowing entity. This limit may be increased by an additional 10% for loans secured by readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, at least equal to the amount of funds outstanding. To qualify for this additional 10% the bank must perfect a security interest in the collateral and the collateral must have a market value at all times of at least 100% of the loan amount that exceeds the 15% general limit. At June 30, 2016, our regulatory limit on loans-to-one borrower was $6.7 million.

Management understands the importance of concentration risk and continuously monitors to ensure that

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portfolio risk is balanced between such factors as loan type, industry, geography, collateral, structure, maturity and risk rating, among other things. Our Loan Policy establishes detailed concentration limits and sub limits by loan type and geography.

Ongoing Credit Risk Management

In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for all credit exposures. Although we grade and classify our loans internally, we have an independent third party professional firm perform regular loan reviews to confirm loan classifications. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans create a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is downgraded to pass-watch or substandard based on one or more standard loan grading factors, our credit officers engage in active evaluation of the asset to determine the appropriate resolution strategy. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

In addition to our general credit risk management processes, we employ additional risk management processes and procedures for our commercial loans to law firms. We require borrowing base updates at least annually and also engage in active review and monitoring of the borrowing base collateral itself, including field audits.

Investment Products

We also offers non-deposit investment products and related services through a third party broker dealer, LPL Financial. Investment products and services offered include investment analysis, mutual funds, annuities and life insurance.

Investments

We manage our investments primarily for liquidity purposes, with a secondary focus on returns. Substantially all of our investments are classified as available-for-sale and can be used to collateralize Federal Home Loan Bank of New York (FHLB) borrowings, Federal Reserve Board borrowings, public funds deposits or other borrowings. At June 30, 2016, our investment portfolio had a fair value of $81.4 million, and consisted primarily of U.S. Government Agency collateralized mortgage obligations and mortgage-backed securities.

Our investment objectives are primarily to provide and maintain liquidity, establish an acceptable level of interest rate risk, to provide a use of funds when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Asset Liability Committee (ALCO) and management are responsible for implementation of the investment policy and monitoring our investment performance. The Board of Directors reviews the status of our investment portfolio monthly.

We have legal authority to invest in various types of investment securities and liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises, mortgage-backed securities and municipal governments, deposits at the FHLB, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade marketable equity securities, including money market mutual funds. We also are required to maintain an investment in FHLB stock, which investment is based primarily on the level of our FHLB borrowings. Additionally, we are required to maintain an investment in Federal Reserve Bank of New York stock equal to six percent of our capital and surplus. While we have the authority under applicable law to invest in derivative securities, we had no investments in derivative securities at June 30, 2016.

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Borrowings

We maintain diverse funding sources including borrowing lines at the FHLB, two commercial banks and the Federal Reserve Bank discount window. Although we do not utilize borrowings as a significant funding source, we have from time to time utilized advances from the FHLB to supplement our supply of investable funds. The FHLB functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness. As of June 30, 2016, we had $66.9 million of available borrowing capacity with the FHLB. On that date, we had no advances outstanding from the FHLB. The other borrowing lines are maintained primarily for contingency funding sources.

Competitors

The bank and non-bank financial services industries in our markets and surrounding areas is highly competitive. We compete with a wide range of regional and national banks located in our market areas as well as non-bank commercial finance companies on a nationwide basis. We experience competition in both lending and attracting funds from commercial banks, savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, non-bank lenders, government agencies and certain other non-financial institutions. Many of these competitors have more assets, capital and lending limits, and resources than we do and may be able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.

We define the market area for legal community products as law firms practicing within the United States, United States territories and United States commonwealths, and we serve the litigation industry on a nationwide basis. For traditional community banking products and services, our primary market areas are Nassau and New York (Manhattan) Counties in New York and secondarily throughout the state of New York.

We have established our niche in the litigation community, which is a $250-$500 billion market in the United States, through the strategic development of a business model that understands our market's unique needs and provides access to our target clients. We have designed unique, value added products and services for the market and created a distribution network with direct access to the market through the experience and networks of our Board of Directors, attorney shareholders, customers and management. A number of our directors, investors and customers are well-known, influential market figures and active members of some of the best-known litigation law firms in the nation, national and state bar associations as well as other industry leading companies. In addition, we have established relationships with key industry organizations such as the American Association for Justice, Mass Tort Made Perfect, New York State Trial Lawyers Association, Consumer Attorneys of California, Florida Justice Association and others, representing more than 50,000 trial attorneys across the United States.

Our traditional community banking market area has a diversified economy typical of most urban population centers, with the majority of employment provided by services, wholesale/retail trade finance/insurance/real estate (“FIRE”) and construction. Services account for the largest employment sector across the two primary market area counties, while wholesale/retail trade accounts for the second largest employment sector in Nassau and New York Counties. New York City is one of the premier financial centers in the world, and thus FIRE is the third largest employment sector in New York County.

Personnel

As of June 30, 2016, we had 47 full-time and one part-time employee, none of who are represented by a collective bargaining unit. We believe we have a good working relationship with our employees.

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Subsidiaries

Esquire Bank, National Association is the sole subsidiary of Esquire Financial Holdings, Inc. and there are no subsidiaries of Esquire Bank, National Association.

Legal Proceedings

We are subject to certain pending and threatened legal actions that arise out of the normal course of business. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our business. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Properties

At June 30, 2016, we conducted business through our corporate headquarters/branch office in Garden City, New York (Nassau County) that also serves as a full service office, one administrative office in downtown Manhattan and one administrative office in Palm Beach Gardens, Florida. We are in the process of constructing a new corporate headquarters facility in Jericho, New York that is expected to be completed in the fall of 2016. Upon the expiration of the lease for the downtown Manhattan administrative office in March 31, 2017, that facility will be closed and the staff will relocate to the new corporate headquarters, which will accommodate all of our staff and operations in New York. All the current locations and our new headquarters are leased properties. Our lease for our new corporate headquarters is for a ten year term. At June 30, 2016, the total net book value of our leasehold improvements, furniture, fixtures and equipment was approximately $1.8 million.

We have no current plans to expand the branch or office network as we believe we are positioned to further develop our primary markets through the use of technology with limited traditional branch and sales offices.

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SUPERVISION AND REGULATION

General

Esquire Bank is a national bank organized under the laws of the United States of America and its deposits are insured to applicable limits by the FDIC’s Deposit Insurance Fund (“DIF”). The lending, investment, deposit-taking, and other business authority of Esquire Bank is governed primarily by federal law and regulations and Esquire Bank is prohibited from engaging in any operations not authorized by such laws and regulations. Esquire Bank is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the Office of the Comptroller of the Currency (“OCC”), and to a lesser extent by the FDIC, as its deposit insurer, as well as by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). The regulatory structure establishes a comprehensive framework of activities in which a national bank may engage and is primarily intended for the protection of depositors and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

Esquire Financial Holdings is a bank holding company, due to its control of Esquire Bank, and is therefore subject to the requirements of the Bank Holding Company Act of 1956, as amended (“BHCA”), and regulation and supervision by the Federal Reserve Board. The Company files reports with and is subject to periodic examination by the Federal Reserve Board.

Any change in the applicable laws and regulations, whether by the OCC, the FDIC, the Federal Reserve Board or through legislation, could have a material adverse impact on Esquire Bank and the Company and their operations and the Company’s stockholders.

The 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) made extensive changes in the regulation of insured depository institutions. Among other things, the Dodd-Frank Act (i) created a new Consumer Financial Protection Bureau as an independent bureau to assume responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations, a function previously assigned to prudential regulators; (although institutions of less than $10 billion in assets, such as Esquire Bank, continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the primary enforcement authority of their primary federal bank regulator rather than the Consumer Financial Protection Bureau); (ii) directed changes in the way that institutions are assessed for deposit insurance; (iii) mandated the revision of regulatory capital requirements; (iv) required regulations requiring originators of certain securitized loans to retain a percentage of the risk for the transferred loans; (v) stipulated regulatory rate-setting for certain debit card interchange fees; (vi) repealed restrictions on the payment of interest on commercial demand deposits; (vii) enacted the so-called Volcker Rule, which general prohibits banking organizations from engaging in proprietary trading and from investing in, sponsoring or having certain relationships with hedge funds and (viii) contained a number of reforms related to mortgage originations.

Many of the provisions of the Dodd-Frank Act had delayed effective dates and/or required the issuance of implementing regulations. The regulatory process is ongoing and the impact on operations cannot yet be fully assessed. However, the Dodd-Frank Act has, and will likely continue to cause increased regulatory burden, compliance costs and interest expense for the Company and Esquire Bank.

What follows is a summary of some of the laws and regulations applicable to Esquire Bank and Esquire Financial Holdings. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.

Esquire Bank, National Association

Loans and Investments

National banks have authority to originate and purchase any type of loan, including commercial, commercial real estate, residential mortgages or consumer loans, without limits on a particular category. Aggregate loans by a

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national bank to any single borrower or related group of borrowers are generally limited to 15% of the bank’s capital and surplus, plus an additional 10% if secured by specified readily marketable collateral.

Federal law and OCC regulations limit Esquire Bank’s investment authority. Generally, a national bank is prohibited from investing in corporate equity securities for its own account other than companies through which the bank conducts its business. Under OCC regulations, a national bank may invest in investment securities up to specified limits depending upon the type of security. “Investment securities” are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature. The OCC classifies investment securities into five different types and, depending on its type, a national bank may have the authority to deal in and underwrite the security. The OCC has also permitted national banks to purchase certain noninvestment grade securities that can be reclassified and underwritten as loans.

Lending Standards

The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as Esquire Bank, adopted and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal bank regulators.

Federal Deposit Insurance

Deposit accounts at Esquire Bank are insured by the FDIC’s DIF. Effective July 22, 2010, the Dodd-Frank Act permanently raised the deposit insurance available on all deposit accounts to $250,000 with a retroactive effective date of January 1, 2008.

Under the FDIC’s risk-based assessment system, insured institutions were assigned a risk category based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s rate depended upon the category to which it is assigned, and certain adjustments specified by FDIC regulations. Institutions deemed less risky pay FDIC assessments. The Dodd-Frank Act required the FDIC to revise its procedures to base its assessments upon each insured institution’s total assets less tangible equity instead of deposits. The FDIC finalized a rule, effective April 1, 2011, that set the assessment range at 2.5 to 45 basis points of total assets less tangible equity. Effective July 1, 2016, the FDIC adopted changes that eliminated the risk categories and base assessments for most banks on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure over three years. In conjunction with the DIF reserve ratio achieving 1.5%, the assessment range (inclusive of possible adjustments) was also reduced for most banks to 1.5 basis points to 30 basis points.

The FDIC may adjust its assessment scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

In addition to the FDIC assessments, the Financing Corporation (FICO) is authorized to impose and collect, through the FDIC as collection agent, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the now defunct Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended June 30,

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2016, the annualized FICO assessment was equal to 0.56 basis points of average consolidated total assets less average tangible equity.

Capitalization

Federal regulations require FDIC insured depository institutions, including national banks, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income (“AOCI”), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). We exercised the opt-out election regarding the treatment of AOCI. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one to four- family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented at 2.5% on January 1, 2019.

Safety and Soundness Standards

Each federal banking agency, including the OCC, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.

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Prompt Corrective Regulatory Action

Federal law requires that federal bank regulatory authorities take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

National banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is “undercapitalized” (i.e. fails to comply with any regulatory capital requirement) is subject to growth limitations and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. A “significantly undercapitalized” bank is subject to additional restrictions. National banks deemed by the OCC to be “critically undercapitalized” are subject to the appointment of a receiver or conservator.

The final rule that increased regulatory capital standards also adjusted the prompt corrective action tiers as of January 1, 2015. The various categories were revised to incorporate the newly adopted common equity Tier 1 capital requirement, an increase in the Tier 1 to risk-based assets requirement and other changes. Under the revised prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as “well capitalized:” (1) a common equity Tier 1 risk-based capital ratio of 6.5% (new standard); (2) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (3) a total risk-based capital ratio of 10% (unchanged) and (4) a Tier 1 leverage ratio of 5% (unchanged).

Dividends

Under federal law and applicable regulations, a national bank may generally declare a dividend, without approval from the OCC, in an amount equal to its year-to-date net income plus the prior two years’ net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the OCC.

Transactions with Affiliates and Insiders

Sections 23A and 23B of the Federal Reserve Act govern transactions between a national bank and its affiliates, which includes the Company. The Federal Reserve Board has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior Federal Reserve Board interpretations.

An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a “financial subsidiary” under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the OCC has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of the bank’s capital stock and surplus. There is an aggregate limit of 20% of the bank’s capital stock and surplus for such transactions with all affiliates. The term “covered transaction” includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any “low quality asset” from an affiliate. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank’s loans to its executive officers, directors, any owner of more than 10% of its stock (each, an “insider”) and certain entities affiliated with any such person (an insider’s “related interest”) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB’s Regulation O. The aggregate amount of a bank’s loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to national banks. Aggregate loans by a bank to its insiders and insiders’

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related interests may not exceed the bank’s unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages a bank’s loans to its executive officers, may not exceed the greater of $25,000 or 2.5% of the bank’s unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider’s related interests, would exceed the lesser or $500,000 or 5% of the bank’s unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not present more than a normal risk of collectibility. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

Enforcement

The OCC has extensive enforcement authority over national banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease and desist orders, assessment of civil money penalties and removal of officers and directors. The OCC may also appoint conservator or receiver for a national bank under specified circumstances, such as where (i) the bank’s assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors’ demands in the normal course of business or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law of regulation or unsafe or unsound practices.

Federal Reserve System

Under Federal Reserve Board regulations, Esquire Bank is required to maintain reserves against its transaction accounts, including checking and NOW accounts. The regulations currently require that reserves of 3% be maintained against aggregate transaction accounts over $15.2 million and 10% against that portion of total transaction accounts in excess of $110.2 million. The first $15.2 million of otherwise reservable balances are exempted from the reserve requirements. The Bank is in compliance with these requirements. The requirements are adjusted annually by the Federal Reserve Board. The Federal Reserve Board began paying interest on reserves in 2008, currently 0.50%.

Examinations and Assessments

Esquire Bank is required to file periodic reports with and is subject to periodic examination by the OCC. Federal regulations generally require periodic on-site examinations for all depository institutions. Esquire Bank is required to pay an annual assessment to the OCC to fund the agency’s operations.

Community Reinvestment Act and Fair Lending Laws

Under the Community Reinvestment Act (“CRA”), Esquire Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OCC to assess its record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by Esquire Bank. For example, the regulations specify that a bank’s CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent OCC evaluation, Esquire Bank was rated “satisfactory” with respect to its CRA compliance.

USA PATRIOT Act and Money Laundering

Esquire Bank is subject to federal regulations implementing the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act.

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The USA PATRIOT Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

•	Establishment of anti-money laundering compliance programs that includes policies, procedures, and internal controls; the appointment of an anti-money laundering compliance officer; an training program; and independent testing;

•	Make certain reports to FinCEN and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

•	Establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time;

•	Establishment of enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

•	Monitoring account activity for suspicious transactions; and

•	Impose a heightened level of review for certain high risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The bank regulatory agencies have increased the regulatory scrutiny of the Bank Secrecy Act and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, the federal bank regulatory agencies must consider the effectiveness of financial institutions engaging in a merger transaction in combating money laundering activities.

Esquire Bank has adopted policies and procedures to comply with these requirements.

Other Regulations

Esquire Bank’s operations are also subject to federal laws applicable to credit transactions, such as:

•	The Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	The Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for 1-4 family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

•	The Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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•	The Equal Credit Opportunity Act and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;

•	The Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Unfair or Deceptive Acts or Practices laws and regulations;

•	The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	The rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Esquire Bank are further subject to the:

•	The Truth in Savings Act, which specifies disclosure requirements with respect to deposit accounts;

•	The Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	The Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	The Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and

•	The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. The Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

The Company, as a bank holding company controlling Esquire Bank, is subject to regulation and supervision by the Federal Reserve Board under the BHCA. The Company is periodically examined by, required to submit reports to the Federal Reserve Board and is required to comply with the agencies rules and regulations. Among other things, the Federal Reserve Board has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.

The Federal Reserve Board has historically imposed consolidated capital adequacy guidelines for bank holding structured similar, but not identical, to those of the OCC for national banks. The Dodd-Frank Act directed the Federal Reserve Board to issue consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. The previously discussed final rule regarding regulatory capital requirements implemented the Dodd-Frank Act as to bank holding company capital standards. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks applied to bank holding companies as of January 1, 2015. However, the Federal Reserve Board exempts from the consolidated capital requirements bank holding companies with less than $1 billion in assets, unless otherwise directed in specific cases. Consequently, the Company is not currently subject to the consolidated holding company capital requirements.

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The policy of the Federal Reserve Board is that a bank holding company must serve as a source of strength to its subsidiary banks by providing capital and other support in times of distress. The Dodd-Frank Act codified the source of strength policy.

Under the prompt corrective action provisions of federal law, a bank holding company parent of an undercapitalized subsidiary bank is required to guarantee, within specified limits, the capital restoration plan that is required of an undercapitalized bank. If an undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an accepted plan, the Federal Reserve Board may prohibit the bank holding company parent of the undercapitalized bank from paying dividends or making any other capital distribution.

As a bank holding company, the Company is required to obtain the prior approval of the Federal Reserve Board to acquire more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all, the assets of any additional bank or bank holding company. In evaluating acquisition application, the Federal Reserve Board evaluates factors such as the financial condition, management resources and future prospects of the parties, the convenience and needs of the communities involved and competitive factors. In addition, bank holding companies may generally only engage in activities that are closely related to banking as determined by the Federal Reserve Board. Bank holding companies that meet certain criteria may opt to become a financial holding company and thereby engage in a broader array of financial activities.

Federal Reserve Board policy is that a bank holding company should pay cash dividends only to the extent that the company’s net income for the past two years is sufficient to fund the dividends and the prospective rate of earnings retention is consistent with the company’s capital needs, asset quality and overall financial condition. In addition, Federal Reserve Board guidance sets forth the supervisory expectation that bank holding companies will inform and consult with Federal Reserve Bank staff in advance of issuing a dividend that exceeds earnings for the quarter and should inform the Federal Reserve Bank and should eliminate, defer or significantly reduce dividends if (i) net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

A bank holding company is required to give the Federal Reserve Board prior written notice of any repurchase or redemption of its outstanding equity securities if the gross consideration for repurchase or redemption, when combined with the net consideration paid for all such repurchases or redemptions during the preceding 12 months, will be equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a repurchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice or violate a law or regulation. Such notice and approval is not required for a bank holding company that meets certain qualitative criteria. However, Federal Reserve Board guidance generally provides for bank holding company consultation with Federal Reserve Bank staff prior to engaging in a repurchase or redemption of a bank holding company’s stock, regardless of whether a formal written notice is required.

The above Federal Reserve Board requirements may restrict a bank holding company’s ability to pay dividends to stockholders or engage in repurchases or redemptions of its shares.

Acquisition of the Company. Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as the Company unless the Federal Reserve Board has been prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the Federal Reserve Board takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition.  Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the regulator that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution.  Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

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Federal Securities Laws

Esquire Financial Holdings, Inc.’s common stock will be registered with the Securities and Exchange Commission prior to the completion of the stock offering. Esquire Financial Holdings, Inc. will be a reporting company subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act (the “JOBS Act”), which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” Esquire Financial Holdings, Inc. qualifies as an emerging growth company under the JOBS Act.

An “emerging growth company” may choose not to hold shareholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, Esquire Financial Holdings, Inc. will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a “smaller reporting company” under Securities and Exchange Commission regulations (generally less than $75 million of voting and non-voting equity held by non-affiliates). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. Esquire Financial Holdings, Inc. has elected to comply with new or amended accounting pronouncements in the same manner as a public company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.0 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

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MANAGEMENT

Our Directors and Executive Officers

The following table states our directors’ names, their ages as of June 30, 2016, the years that they began serving as directors and when their current term as directors of Esquire Financial Holdings, Inc. expires.

Name	Position(s) With the Company	Age at June 30, 2016	Director Since	Expiration of Term
Dennis Shields	Executive Chairman	49	2006	2019
Selig A. Zises	Director	74	2009	2019
Todd Deutsch	Director	44	2015	2019
John Morgan	Director	60	2015	2019
Russ M. Herman	Director	74	2007	2017
Robert J. Mitzman	Director	61	2007	2017
Kevin C. Waterhouse	Director	48	2006	2017
Marc Grossman	Director	48	2013	2017
Janet Hill	Director	68	2016	2018
Anthony Coelho	Director	74	2010	2018
Richard T. Powers	Director	69	2006	2018
Andrew C. Sagliocca	President, Chief Executive Officer, Director	49	2007	2018

The following table sets forth information regarding our executive officers and their ages as of the date of this prospectus. The executive officers of Esquire Financial Holdings, Inc. are elected annually.

Name	Position(s) With the Company	Age at June 30, 2016
Dennis Shields	Executive Chairman	49
Andrew C. Sagliocca	President, Chief Executive Officer, Director	49
Eric S. Bader	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary	39
Ari P. Kornhaber	Executive Vice President, Director of Sales	44

The Business Background of Our Directors and Executive Officers

The following is a brief discussion of the business and banking background and experience of our directors and executive officers. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

Anthony Coelho, Director. Mr. Coelho has served as Chair of the Advisory Board for Bender Consulting Services since 2002 and was Chair and a Board Member for the American Association of People with Disabilities and the Lead Independent Director of Service Corporation International. Mr. Coelho was a prominent member of the U.S. House of Representatives from 1978 – 1989. While a member of the House of Representatives, he authored the Americans with Disabilities Act, widely recognized as one of the most important pieces of civil rights legislation in the last 40 years. Mr. Coelho’s former and current business affiliations include service on a number of corporate boards and as CEO of Wertheim Schroder Investment Services. Mr. Coelho has been a member of the Esquire Bank board of directors since 2010. Mr. Coelho provides the Board with valuable perspective on general business oversight, as well as potential strategic initiatives.

Todd Deutsch, Director. Mr. Deutsch is a private investor and entrepreneur. Mr. Deutsch currently manages his family office. Prior to running his family office, Mr. Deutsch spent twenty years as a trader with Goldman Sachs and various hedge funds. Mr. Deutsch has been a member of the Esquire Bank board of directors since 2015. Mr. Deutsch provides the Board with extensive financial and business experience as well as valuable insight into managing and overseeing a business.

Marc D. Grossman, Director. As a Founding and Senior partner of The Sanders Law Firm, Mr. Grossman is an innovator and leader in the mass settlement of medical claims and mass torts. Mr. Grossman’s deep-rooted commitment to his clients and practice has led to his being a frequent speaker and national advocate for victim’s rights. Mr. Grossman currently serves on The Board of Directors of the New York State Trial Lawyers Association, The Executive Committee of the Association of Trial Lawyers of America, and is a member of the Mass Tort Trial Lawyers Association, the Million Dollar Advocates Forum and the leaders Forum of the American Association of Justice. Mr. Grossman has been a member of the Esquire Bank board of directors since 2013. Mr. Grossman provides the Board with an important insight into the legal industry and experience with managing and overseeing a business.

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Russ M. Herman, Director. Mr. Herman is a senior partner of the law firm Herman, Herman & Katz, L.L.C., a national law firm headquartered in New Orleans, Louisiana. Mr. Herman is the past president of the Association of Trial Lawyers of America, Civil Justice Foundation, Roscoe Pound Foundation and the American Association of Justice. He is an author, frequent speaker at law schools and national legal seminars and conventions. Mr. Herman is a member of the National Trial Lawyers Hall of Fame. Mr. Herman has been a member of the Esquire Bank board of directors since 2007 and provides the Board with valuable insight into the legal industry.

Janet Hill, Director. Ms. Hill serves as Principal at Hill Family Advisors. From 1981 until her retirement in 2010, Ms. Hill was the owner of and served as Vice President of Alexander & Associates, Inc., a management consulting firm where she provided advice and counseling to major corporations on policies and procedures to achieve and maintain an inclusive workforce. She is currently a member of the boards of directors of the Carlyle Group, The Wendy’s Company, Dean Foods Company and Echo360. Ms. Hill is a former director of Wendy’s/Arby’s Group, Inc. and Sprint Nextel Corporation. She also serves on the Board of Trustees at Duke University, John F. Kennedy Center for the Performing Arts, the Knight Commission on Intercollegiate Athletics, and the Wolf Trap Foundation. Ms. Hill has a Bachelor of Arts from Wellesley College and a Master of Arts from the University of Chicago, both in Mathematics. Ms. Hill has been a member of the Esquire Bank board of directors since 2016. Ms. Hill provides the Board with an important business and strategic insight.

Robert J. Mitzman, Director. Mr. Mitzman is Founder, Chairman, President and Chief Executive Officer of the Quick Group of Companies and has amassed more than 35 years of experience in the worldwide specialized courier industry. The Quick Group of Companies serves as a provider of worldwide-mission-critical logistics and transportation solutions. Mr. Mitzman previously served on the Board of Directors for Perfumania Holdings as well. Mr. Mitzman has been a member of the Esquire Bank board of directors since 2007 and provides the Board with extensive executive experience as a Chief Executive Officer, including leading an organization with global operations, experience in human resources and growing a business.

John Morgan, Director. Mr. Morgan founded Morgan & Morgan in 1988, to represent the people, not the powerful. Under his leadership and vision, Morgan & Morgan grew to become a prominent national law firm, with offices throughout North America and Europe, employing more than 300 lawyers and a support staff of 1,400. Mr. Morgan lectures across the country on the practice of law. He has been an active member of the Florida Justice Association and served as a FLAG trustee. Mr. Morgan has also received Martindale-Hubbell’s esteemed “AV” rating, which recognizes lawyers with the highest ethical standards and professional ability. Mr. Morgan attended the University of Florida and the Levin School of Law University of Florida, where Mr. Morgan serves as a member of the Board of Trustees. Mr. Morgan has been a member of the Esquire Bank board of directors since 2015. Mr. Morgan provides the Board with valuable insight into the legal industry and experience with managing and overseeing a business.

Richard T. Powers, Director. Mr. Powers served as Esquire Bank’s President and Chief Executive Officer since Esquire Bank’s pre-opening organizational stage in 2005 through 2008. Prior to joining Esquire Bank, Mr. Powers was President, U.S. Direct Services for Fiserv CBS. Mr. Powers has over 40 years experience in all areas of the financial services industry, both banking and brokerage. He has served as President and Chief Operating Officer of Waterhouse National Bank and Executive Vice President and Chief Operations Officer of North Fork Bank, among other banking positions. He is currently the owner of RT Powers & Associates, a banking and financial services consultant firm and he is recognized as an expert witness for banking technology patent infringement. Mr. Powers is a founding organizer of Esquire Bank. Mr. Powers provides the Board with important experience and insight into the financial services industry.

Andrew C. Sagliocca, President, Chief Executive Officer and Director. Mr. Sagliocca served as Esquire Bank’s Chief Financial Officer when he joined Esquire Bank in February 2007. He became Esquire Bank’s Chief Executive Officer in January 2009. Prior to joining Esquire Bank, Mr. Sagliocca was Senior Vice President and Corporate Controller of North Fork Bank from 1999 to 2007. Mr. Sagliocca has more than 27 years of experience in the financial service industry. Mr. Sagliocca’s extensive experience in the financial services provides the Board with a unique perspective on the Bank’s business and strategic direction.

Dennis Shields, Executive Chairman of the Board. Mr. Shields is the Executive Chairman of the Board of Directors and was a founding organizer of Esquire Bank. Since its inception in 2000, Mr. Shields has served as Chief Executive Officer of Plaintiff Funding Corp. (dba LawCash), a New York-based specialty finance company that provides financial service products. Since 2014, Mr. Shields has been serving as the Chairman at YieldStreet, an online platform for alternative investments and he is also the Chairman of Keeps America, a company that works with law firms, disability advocates, and third-party administrators to distribute settlement awards and government benefits to clients through its prepaid card. Mr. Shields served as a lay member of the Grievance Committee to the Second and Eleventh Judicial Departments appointed by presiding judge from 1996 to 2004 and previously served on the New York State Health Information and Quality Improvement Committee. Mr. Shields has authored two books and is a frequent speaker in both the legal and finance community. Mr. Shields’ extensive experience in both the financial services and legal industry provides the Board with an important perspective on the Bank’s business and strategic direction.

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Kevin Waterhouse, Director. Mr. Waterhouse is Vice President and Investment Advisor of L.M. Waterhouse & Company, a Valhalla, New York-based registered investment advisory firm. Mr. Waterhouse previously served as First Vice President – Operations & Product Development of Waterhouse National Bank. Mr. Waterhouse is a founding organizer of Esquire Bank. Mr. Waterhouse provides the Board with a valuable perspective on general business oversight as well as on potential strategic initiatives.

Selig A. Zises, Director. Mr. Zises is a retired investor. Mr. Zises was the founder and CEO of Integrated Resources from 1969 to 1988. Mr. Zises is a founding organizer of Esquire Bank. Mr. Zises’ extensive experience in the financial services industry provides the Board with an important perspective on the Bank’s business and strategic direction.

Executive Officers who are not Directors

Eric S. Bader, Executive Vice President, Chief Financial Officer and Treasurer. Prior to his appointment as Executive Vice President in February 2011, Mr. Bader served as our Senior Vice President, Chief Financial Officer and Treasurer since January 2009. Prior to this, Mr. Bader served as Esquire Bank’s Senior Vice President and Treasurer, since joining Esquire Bank in January 2008. Prior to joining Esquire Bank, Mr. Bader was Vice President at Goldman Sachs and served as a Vice President and Investment Officer at North Fork Bank. Mr. Bader has 17 years of experience in the financial service industry.

Ari P. Kornhaber, Executive Vice President, Director of Sales. Mr. Kornhaber has spoken on the subject of financing for lawyers, law firms and their clients, and the ethics surrounding the same, at numerous seminars and conferences across the United States. After receiving his law degree from Touro Law School in New York, Mr. Kornhaber was a practicing plaintiff’s lawyer in New York City with the law firm of Pariser and Vogelman, PC and was a trial attorney for the law firm of Napoli, Kaiser and Bern, LLC, where he specialized in personal injury, medical malpractice and mass tort litigation.

Board Independence

Under the rules of the NASDAQ Global Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Global Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members and our director nominee based upon the rules of the NASDAQ Global Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Mr. Sagliocca each of our current directors is an independent director, as defined under the applicable rules. Director Sagliocca is not independent because he is an executive officer of Esquire Financial Holdings, Inc.

Election and Classification of Directors

In accordance with the terms of our charter, our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms and is divided as follows:

•	The Class I directors are Russ M. Herman, Robert J. Mitzman, Kevin C. Waterhouse and Marc Grossman. Their term will expire at the annual meeting of stockholders expected to be held in 2017.
•	The Class II directors are Janet Hill, Anthony Coelho, Richard T. Powers and Andrew J. Sagliocca. Their term will expire at the annual meeting of stockholders expected to be held in 2018.
•	The Class III directors are Dennis Shields, Selig Zises, Todd Deutsch and John Morgan. Their term will expire at the annual meeting of stockholders expected to be held in 2019.

Transactions With Certain Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as Esquire Bank, to their executive officers and directors in compliance with federal banking regulations. At June 30, 2016, all of our loans to directors and executive officers were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those

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prevailing at the time for comparable loans with persons not related to Esquire Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. These loans were performing according to their original terms at June 30, 2016, and were made in compliance with federal banking regulations.

Committees of the Board of Directors

We conduct business through meetings of our board of directors and its committees. The board of directors of Esquire Financial Holdings, Inc. has established standing committees, including an Audit Committee, Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Oversight Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations. Our board of directors also may establish such other committees, as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee. The Audit Committee assists the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and risk assessment and risk management. Among other things, the Audit Committee:

•	annually reviews the Audit Committee charter and the committee’s performance;
•	appoints, evaluates and determines the compensation of our independent auditors;
•	reviews and approves the scope of the annual audit, the audit fee and the financial statements;
•	reviews disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information;
•	oversees investigations into complaints concerning financial matters, if any; and
•	reviews other risks that may have a significant impact on our financial statements.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The Audit Committee is composed solely of members who satisfy the applicable independence and other requirements of the SEC and the NASDAQ Global Market for Audit Committees and at least one of its members is an “audit committee financial expert.” The Audit Committee has adopted a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.esquirebank.com.

Compensation Committee. The Compensation Committee is responsible for discharging the board of directors’ responsibilities relating to compensation of the executives and directors. Among other things, the Compensation Committee:

•	evaluates personnel resources and compensation strategies;
•	reviews and approves objectives relevant to executive officer compensation;
•	evaluates performance and determines the compensation of the Chief Executive Officer in accordance with those objectives;
•	approves any changes to non-equity based benefit plans;
•	recommends to the board of directors compensation for directors;
•	prepares the compensation committee report required by SEC rules to be included in our annual report; and
•	evaluates performance in relation to the Compensation Committee charter.

The Compensation Committee is composed solely of members who satisfy the applicable independence requirements of the SEC and the NASDAQ Global Market. The Compensation Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.esquirebank.com.

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Governance and Nominating Committee. The Governance and Nominating Committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the Governance and Nominating Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. Among other things, the Governance and Nominating Committee will:

•	identify qualified individuals to be directors consistent with the criteria approved by the board of directors and recommending director nominees to the full board of directors;
•	ensure that the Audit and Compensation Committees have qualified “independent” directors;
•	oversee management succession planning;
•	lead the board of directors in its annual performance review; and
•	lead the board of directors in shaping the corporate governance of our organization.

The Governance and Nominating Committee is composed solely of members who satisfy the applicable independence requirements of the SEC and the NASDAQ Global Market. The written charter for our Nominating and Corporate Governance Committee will be available on our website at www.esquirebank.com.

Strategic Oversight Committee. The Strategic Oversight Committee is responsible for oversight of strategic planning, capital planning, contingency planning and new product planning. Among other things, the Strategic Oversight Committee will:

•	Review Esquire Bank’s Strategic Business Plan on a continual basis and provide recommendations to the Board for modifications as deemed necessary, based on:
o	changing needs of Bank stakeholders;
o	changes in Esquire Bank’s external environment;
o	changes in Esquire Bank’s internal situation that may affect the strategy of Esquire Bank;
o	the need to ensure continued alignment of the strategy with the Board’s preferred risk profile for Esquire Bank; and
o	Regulatory requirements and considerations;
•	Monitor management’s compliance with the requirements of the Strategic Business Plan;
•	Review new products, services or lines-of-business; and
•	Ensure that proper processes, personnel and control systems are in place to monitor implementation and adherence to the Strategic Business Plan and the operating goals and objectives contained therein.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics (our “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to Corporate Secretary, Esquire Financial Holdings, Inc., 320 Old Country Road, Suite 101, Garden City, New York 11530.

If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

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EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our "named executive officers."

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

Our named executive officers for 2015, which consist of our executive chairman, principal executive officer and the Company's two other most highly compensated executive officers, are:

•	Dennis Shields, Executive Chairman

•	Andrew C. Sagliocca, President, Chief Executive Officer, Director

•	Eric S. Bader, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

•	Ari P. Kornhaber, Executive Vice President, Director of Sales

Summary Compensation Table

The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal years ended December 31, 2015 and 2014 for each of our named executive officers and our Executive Chairman.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)

Dennis Shields	2015	$233,654	$100,000	—	$465,252	$114	$799,020
Executive Chairman	2014	$225,000	—	—	$37,000	$114	$262,114

Andrew C. Sagliocca	2015	$311,538	$100,000	—	$87,234	$25,374	$524,146
Director, President and Chief Executive Officer	2014	$300,022	—	—	$37,000	22,770	$359,792

Eric S. Bader	2015	$311,538	$75,000	—	$58,157	$20,090	$464,785
Executive Vice President, Chief Financial Officer, Treasurer & Corporate Secretary	2014	$299,342	$50,000	—	$24,235	$18,131	$391,708

Ari P. Kornhaber	2015	$311,538	—	—	$29,077	$120,090	$460,705
Executive Vice President, Director of Sales	2014	$299,338	—	—	$37,000	$118,131	$454,469

(1)	These amounts represent the aggregate grant date fair value for outstanding stock option awards granted during the year indicated, computed in accordance with FASB ASC Topic 718. The assumptions used to determine the value of stock options are described in Note 9 of the Notes to the Consolidated Financial Statements. The actual value, if any, realized by an executive officer from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by an executive officer will be at or near the value shown above.
(2)	The amounts in this column represent all other compensation not reported in prior columns in this table, including perquisites, the aggregate value of which exceeds $10,000. This column consists of medical, dental, vision disability, life, AD&D or other benefits, and for Mr. Kornhaber, it also consists of sales commissions.

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Employment Agreements

The Company and Bank have jointly entered into employment agreements with Dennis Shields, our Executive Chairman and Andrew C. Sagliocca, our President and Chief Executive Officer, each with an initial term of three years and have also entered into employment agreements with Eric Bader, our Executive Vice President and Chief Financial Officer, and with Ari Kornhaber, our Executive Vice President and Director of Sales, each with an initial term of two years. The agreements provide for daily automatic extensions, unless the executives’ are provided with written notice of the discontinuance of such automatic extensions by the Company’s or Bank’s Board of Directors at any time by delivery of a written notice to such executive in accordance with the procedures set forth in the agreement, in which event the agreement shall expire at the end of 36 months (24 months with respect to Mr. Bader’s and Kornhaber’s agreement) following the date of the non-extension notice. Under the employment agreements, the 2016 base salary for Messrs. Shields, Sagliocca, Bader, and Kornhaber is $400,000 $400,000, $350,000 and $350,000, respectively. The base salaries are reviewed at least annually and may be increased but not decreased. In addition to the base salary, each agreement provides that the executive will receive all benefits provided to full-time employees of the Company or Bank, including among other things, bonus plans, retirement plans, pension plans and fringe benefits applicable to executive personnel, including guaranteed stock-based awards, in the case of Mr. Shields, equal to not less than 25% of the each type of awards granted under the plan; in the case of Mr. Sagliocca, of no less than the greater of (i) 12.5% of the total number of such type of awards granted for such calendar year to all persons under all such Stock Plans, or (ii) 50% of the total number of such type of awards granted for such calendar year to the Company’s Executive Chairman under all such Stock Plans; and in the case of Mr. Bader and Mr. Kornhaber, not less than 50% of the total number of such awards granted to the Chief Executive Officer. Additionally, under the agreements, the executives will receive monthly automobile allowances and a life insurance policy in an amount equal to at least three (3) times, in the case of Messrs. Shields and Sagliocca, and two (2) times, in the case of Messrs. Bader and Kornhaber, of the executive’s average (i) base salary and (ii) bonus payable under the bonus plan for the prior two full calendar years.

The agreements permit the Company or Bank to terminate the executive’s employment for cause (as defined in the agreement) at any time. In the event the we choose to terminate en executive’s employment (i) for reasons other than for cause, his death or disability or his retirement (as defined in the agreement), (ii) in the event of the executive’s resignation from the Company or Bank for “good reason” upon (a) failure to be reappointed to his current office, (b) a material change in his functions, duties or responsibilities, (c) the liquidation or dissolution of the Company or Bank, or (d) a breach of the agreement by the Company or Bank, then in any such event, the executive, or in the event of death, his beneficiaries, would be entitled to receive a cash severance payment. The cash severance payment would be an amount equal to (A) the greater of: (i) his base salary payable during the remaining term of the agreement or (ii) 100% of his base salary as of the termination date, plus (B) the dollar amount of his bonus paid to the executive for the most recently completed calendar year multiplied by the greater of (i) the number of full and partial years in the remaining term of the agreement or (ii) one (1). In addition, each executive would be entitled to continue to receive for a period of eighteen (18) months (the “COBRA period”) continuing medical and dental insurance coverage provided to former employees of the Company or Bank at no cost to executive. Each executive also will be entitled to a lump sum cash payment payable within 30 days following his termination equal to the sum of the estimated cost of medical and dental coverage from the last day of the COBRA period through the remaining term of the agreement plus the expense of converting his Company-paid life insurance to an individual life insurance policy.

In the event that after the occurrence of a change in control, one of the executive’s employment is (i) involuntarily terminated within 24 months (other than for Cause), (ii) terminated by him for good reason within 24 months, or (iii) terminated by him for any reason (other than good reason) within 12 months, then the Company or Bank will pay him a cash payment equal to 299% of his average annual compensation in the case of Messrs. Shields and Sagliocca (200% in the case of Messrs. Bader and Kornhaber) over the five most recently completed calendar years. For these purposes, annual compensation shall include his base salary, any other taxable income, including the income recognized on the vesting of restricted stock or exercise of stock options, commissions, bonuses (whether paid

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or accrued), as well as retirement benefits, director or committee fees and fringe benefits paid or to be paid during any such year, amounts paid to the profit sharing plan or employee stock ownership plan, if any, and other retirement contributions or benefits, including to any tax-qualified plan (whether or not taxable) made or accrued on behalf of executive. Such payment will be made to him within 30 days following his termination of employment. In addition, each executive will be entitled to the same continuation of health care coverage provided in the immediately preceding paragraph, as well as the cash lump sum payment to equal to the estimated cost of his and his family’s medical and dental coverage from the last day of the COBRA period through the remaining term of the agreement plus the expense of converting his Company-paid life insurance to an individual life insurance policy. If the payment and benefits payable to an executive following a change in control would result in an excess parachute and excise taxes payable by the executive, the Company and or Esquire Bank will promptly pay or reimburse the executive for such taxes, as well as any other federal, state or local taxes that result from the Company’s or Bank’s payment of such taxes.

In exchange for Esquire Bank’s and Company’s promises under the employment agreements, each executive agrees that in the event of his termination under the employment agreement, other than due to disability or a change in control, he agrees that for a period of one year following such termination he will not compete with, or solicit employees or customers, suppliers vendors of the Company or Esquire Bank to terminate, reduce, limit or change their business relationship with the Company or Esquire Bank, and further will not disclose confidential information or disparage the Company or Bank.

Incentive Compensation Plans

2007 Stock Option Plan. At the May 23, 2007 annual meeting, the stockholders of Esquire Bank approved the Esquire Bank 2007 Stock Option Plan. Under this plan, directors and key principal officers of Esquire Bank, and other persons designated by the Compensation Committee, are eligible to participate in the 2007 Stock Option Plan. Pursuant to the 2007 Stock Option Plan, grants may be made of the following: (i) options to purchase Common Stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, which may only be granted to employees of Esquire Bank; and (ii) options that do not so qualify (“nonstatutory options”), which may be granted to nonemployee directors, officers and other employees, and others. In connection with the Bank’s reorganization as the wholly-owned subsidiary of the Company in 2011, the 2007 Stock Option Plan was assumed by the Company.

The 2007 the Stock Option Plan reserves 270,000 shares of the Company common stock, equaling 15% of the shares sold in Esquire Bank’s initial private placement offering, for issuance to the employees and directors of Esquire Bank through the grants of stock options. Options to purchase 269,500 shares of the Company’s common stock have been granted to officers and directors.

Under the 2007 Stock Option Plan, unless the Compensation Committee determines otherwise, all option grants vest over a 5-year time period, with 20% of the grant vesting per year commencing one year after the date of grant. The exercise price for initial grants of options, for both incentive stock options and non-statutory options, will be $10.00 per share, the per share offering price in Esquire Bank’s initial private placement offering. The Committee shall determine the term during which each option may be exercised, but in no event shall either a non-statutory option or an incentive stock option be exercisable in whole or in part more than 10 years from the date of grant.

Upon the termination of employment or termination of an outside director’s service from the Board of Directors for any reason other than death, disability, a change in control, or termination for cause, in each case as defined in the 2007 Stock Option Plan, an optionee’s stock options will be exercisable only as to those shares that were immediately exercisable by such individual at the date of termination and only for a period of three (3) months following termination. In the event of termination for cause all rights under the participant’s stock options shall expire upon termination. Upon termination of employment or from service on the Board of Directors, due to death, disability or following a change in control, all stock options, whether or not exercisable at such time, will be exercisable for a period of one (1) year following the date of termination of employment or board service. In certain circumstances, incentive stock options will cease to be treated as such if exercised more than three months after the optionee ceases to perform services for Esquire Bank. The maximum number of shares that may be subject to all awards granted to any one employee of Esquire Bank is 67,500. The maximum aggregate number of shares that may be awarded pursuant to the exercise of incentive stock options is 67,500.

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Generally, all incentive stock options granted under the Stock Option Plan will be nontransferable except by will or in accordance with the laws of descent and distribution or pursuant to a domestic relations order, except as otherwise permitted by the Committee. The Compensation Committee may permit a participant to designate a beneficiary to exercise or receive any rights that may exist under the 2007 Stock Option Plan upon the participant’s death.

Shares as to which awards may be granted under the 2007 Stock Option Plan, and shares then subject to awards, will be adjusted by the Committee in the event of any merger, consolidation, reorganization, recapitalization, stock dividend, pro rata return of capital, stock split or other change in the corporate structure of Esquire Bank or other increases or decreases in the number of shares outstanding without the receipt or payment of consideration by Esquire Bank.

2011 Stock Compensation Plan. On May 26, 2011, the shareholders of the Company approved its 2011 Stock Compensation Plan. The 2011 Stock Compensation Plan authorizes the issuance of up to 404,607 shares of Company common stock pursuant to grants of incentive and non-qualified stock options, restricted stock awards and restricted stock unit awards to officers, employees, directors and consultants of the Company and Esquire Bank. On August 26, 2015, the shareholders of the Company approved of an amendment to the Company’s 2011 Stock Compensation Plan to authorize 350,000 additional shares for issuance under that plan. Options to purchase 428,545 shares of common stock have been granted to officers, directors and others as of the date of this document.

The 2011 Stock Compensation Plan is administered by the members of the Compensation Committee of the Board of the Company, which has authority to make grants under the plan. The Compensation Committee may delegate the authority to grant awards under the 2011 Stock Compensation Plan, and to determine the types of awards and the number of shares of stock subject to any award, in its discretion. The Compensation Committee has full and exclusive power within the limitations set forth in the 2011 Stock Compensation Plan to make all decisions and determinations regarding the selection of participants and the granting of awards; establishing the terms and conditions relating to each award; and interpreting and otherwise construing the 2011 Stock Compensation Plan.

Employees, directors, officers and consultants of the Company or its subsidiaries are eligible to receive awards under the 2011 Stock Compensation Plan, except that non-employees may not be granted incentive stock options.

The Compensation Committee may, in its discretion, grant any or all of the types of awards described in the 2011 Stock Compensation Plan to eligible participants. The Compensation Committee will, in its discretion, determine the types of awards made and establish other terms and conditions applicable to the award. Each award granted under the 2011 Stock Compensation Plan may be evidenced by an award agreement approved by the Committee, which sets forth the terms and conditions of the award, including vesting and specific performance goals or measures established in connection with each award.

Approval of this proposal grants to the Company’s Board of Directors or a committee of the Board of Directors discretion to make award to directors within this aggregate limit.

The Committee may determine the type of award and the terms and conditions of each award under the 2011 Stock Compensation Plan. Awards under the 2011 Stock Compensation Plan will be either awards that (i) vest over a period of years (or immediately) and do not contain specific performance measures for vesting to occur, or (ii) awards that are based on performance measures. Awards also may be granted in any combination determined by the Committee, consisting of stock options, restricted stock awards and restricted stock unit awards.

In connection with any award, the Compensation Committee may grant a tax gross-up right to the holder of an award to reimburse the holder with the taxes that may be due and payable under Section 280G of the Internal Revenue Code of 1986, as amended, as a result of the vesting of an award upon the occurrence of a change in control.

If the right to become vested in an award under the Stock Compensation Plan is conditioned on the completion of a specified period of service with the Company or its subsidiaries, without the achievement of performance measures or objectives, then the required period of service for full vesting shall be determined by the Committee and evidenced in the award agreement. Unless otherwise specified in an award agreement, the vesting

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period for an award of restricted stock shall be three years with respect to an outside director and five years with respect to an officer or an employee.

The vesting date of performance-based awards is the date on which all the performance measures are attained and the performance period is concluded. Any unvested performance-based awards for which the performance measures are not satisfied will be forfeited without consideration. Unless otherwise provided to the contrary in an award agreement, each stock option, restricted stock award or restricted stock unit granted under the 2011 Stock Compensation Plan shall vest immediately upon the employee or director’s death, disability or retirement.

Unless otherwise provided in an award agreement, in the event of a participant’s termination of service for any reason other than disability, retirement or death or termination for cause, then (i) any stock options shall be exercisable only as to those awards that were vested on the date of termination of service and only for a period of three months following termination, and (ii) any restricted stock awards and other awards that have not vested as of the date of termination of service shall expire and be forfeited.

In the event of termination for cause, any awards that have not vested, or have vested but have not been exercised (in the case of stock options) shall expire and shall be forfeited. Unless otherwise provided in an award agreement, upon termination of service due to death, disability or retirement, all stock options shall be exercisable as to all shares subject to an outstanding award, whether or not then exercisable, and all other awards shall become fully vested at the date of termination of service. Stock options may be exercised for a period of one year following such termination of service. Under the Code, no stock option shall be eligible for treatment as an incentive stock option in the event such option is exercised more than one year following termination of service due to disability, and in order to obtain incentive stock option treatment by heirs or devisees of the stock option holder, the stock option holder’s death must have occurred while employed or within three months of termination of service.

Upon the occurrence of a change in control (as defined in the Stock Compensation Plan) of the Company, the Committee and the Board of Directors may provide that all stock options shall be assumed or equivalent options shall be substituted by the acquiring corporation, or that the holders of the stock options shall receive a cash payment for each stock option surrendered equal to the difference between the cash consideration paid by the acquiring corporation and the exercise price of each option.

Unless otherwise provided in an award agreement, upon the occurrence of a change in control, all outstanding options then held by a participant will become fully exercisable and all restricted stock awards and restricted stock unit awards shall be fully earned and vested. In addition, any performance measure attached to an award under the Stock Compensation Plan shall be deemed satisfied as of the date of the change in control.

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Outstanding Equity Awards at Fiscal Year End

The following table shows stock options outstanding for each of our named executive officers as of December 31, 2015.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dennis Shields	06/28/2007	13,500	—	10.00	06/27/2017
	08/01/2014	2,000	8,000	12.50	08/01/2024
	09/01/2015	—	142,279	12.50	09/01/2025
Andrew C. Sagliocca	06/28/2007	25,000	—	10.00	06/27/2027
	01/04/2010	27,000	—	12.50	01/03/2020
	08/01/2014	2,000	8,000	12.50	08/01/2024
	09/01/2015	—	26,677	12.50	09/01/2025
Eric S. Bader	02/01/2008	5,000	—	10.00	01/31/2018
	01/04/2010	20,000	—	12.50	01/03/2020
	08/01/2014	1,310	5,240	12.50	08/01/2024
	09/01/2015	—	17,785	12.50	09/01/2025
Ari P. Kornhaber	08/01/2014	2,000	8,000	12.50	08/01/2024
	09/01/2015	—	8,892	12.50	09/01/2025

(1)	All awards vest in 20% increments on the first, second, third, fourth and fifth anniversary of the date of grant.

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Director Compensation

The following table sets forth for the year ended December 31, 2015 certain information as to total compensation paid to non-employee directors. Messrs. Shields and Sagliocca do not receive any additional compensation for service on our board of directors and Esquire Bank’s board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	Total ($)
Anthony Coelho	10,250	—	72,695	82,945
Todd Deutsch	7,700	—	64,600	72,300
Marc Grossman	5,250	—	—	5,250
Russ M. Herman	3,900	—	72,695	76,595
Janet Hill	–	—	—	—
Robert J. Mitzman	9,500	—	72,695	82,195
John Morgan	3,450	—	—	3,450
Richard T. Powers	13,450	—	5,814	19,264
Kevin C. Waterhouse	15,300	—	29,077	44,377
Selig Zises	9,400	—	189,009	198,409

(1)	These amounts represent the aggregate grant date fair value for outstanding stock option awards granted during the year indicated, computed in accordance with FASB ASC Topic 718. The assumptions used to determine the value of stock options are described in Note 9 of the Notes to the Consolidated Financial Statements. The actual value, if any, realized by a director from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by a director will be at or near the value shown above.
(2)	At December 31, 2015, Messrs. Coelho, Deutsch, Herman, Mitzman, Powers, Waterhouse and Zises held 22,231, 20,000, 29,231, 31,231, 59,778, 17,892 and 66,801 outstanding stock options, respectively.

Director Fees

Board members of the Company receive fees for board and committee meetings attended in person. Board members receive $1,500 for each Board meeting, $750 for each telephonic Board Meeting, and $1,000 for each committee meeting attended.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in "Executive Compensation" above, the following is a description of transactions since January 1, 2015, to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Private Placement Offerings

We engaged in a private offering of our common stock in which certain of our executive officers, directors and principal stockholders participated.

Registration Rights

We have granted CJA Private Equity Financial Restructuring Master Fund I, LP, beneficial holders of more than five percent of our capital stock, piggyback registration rights for our common stock and Series B Non-Voting Preferred Shares pursuant to a registration rights agreement. For a further description of these rights, see "Description of Capital Stock—Series B Non-Voting Preferred Stock—Registration Rights."

Policies and Procedures Regarding Related Party Transactions

Transactions by the Company or Esquire Bank with related parties are subject to certain regulatory requirements and restrictions, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by Esquire Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by Esquire Bank to its executive officers, directors and principal shareholders).

Under applicable SEC and NASDAQ rules, related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include directors (including nominees for election as directors), executive officers, five percent shareholders and the immediate family members of these persons. Related party transactions will be referred for approval or ratification to our audit committee. In determining whether to approve a related party transaction, the Audit Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party's interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies.

Ordinary Banking Relationships

We have engaged, and expect to engage in the future, in banking transactions in the ordinary course of business with directors, officers, principal shareholders and their associates and/or immediate family members, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to us and that do not involve more than the normal risk of collectability or present other unfavorable features.

At June 30, 2016, the aggregate funded amount of extensions of credit to our directors, executive officers, principal shareholders and their associates was $7.0 million, or approximately 13.3% of total equity. Unfunded commitments totaled $60,000.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information as of June 30, 2016 regarding the beneficial ownership of our common stock, and as adjusted to reflect the completion of this offering:

•	each shareholder known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling shareholder.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person's name.

The percentage of beneficial ownership is based on 5,002,950 shares of our common stock outstanding as of June 30, 2016 and     shares to be outstanding after the completion of this offering (or     shares if the underwriters exercise their purchase option in full), in each case including     shares of restricted stock awarded under our stock incentive plan but not vested as of such date. The table does not reflect any shares of common stock that may be purchased in this offering.

Unless otherwise indicated, the address for each listed shareholder is: c/o Esquire Financial Holdings, Inc., 320 Old Country Road, Garden City, New York 11530.

	Shares Beneficially Owned as of June 30, 2016					Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number of Shares		Percent	Shares to be Sold in the Offering	Shares to be Bought in the Offering	Number of Shares(7)	Percent, assuming no exercise of underwriters’ purchase option	Percent, assuming full exercise of underwriters’ purchase option
Directors:
Dennis Shields	125,900	(1)	2.5%
Selig A. Zises	230,920	(2)	4.7%
Todd Deutsch	40,000		*
John Morgan	63,380	(3)	1.3%
Russ M. Herman	47,020	(4)	*
Robert J. Mitzman	78,762	(5)	1.6%
Kevin C. Waterhouse	102,600	(6)	2.1%
Marc Grossman	10,000		*
Janet Hill	80		*
Richard T. Powers	62,000	(7)	1.2%
Anthony Coelho	40,000	(8)	*
Andrew C. Sagliocca	79,000	(9)	1.6%

Named Executive Officers:
Eric S. Bader	26,310	(10)	*
Ari P. Kornhaber	5,000	(7)	*

All directors and executive officers as a group (14 persons total)	910,972		18.2%

5% stockholders:
CJA Private Equity Financial Restructuring Master Fund I, L.P. c/o Gapstow Capital Partners 654 Madison Avenue, Suite 601 New York, New York 10065	497,815		9.95%

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*	Less than 1%
(1)	Includes presently exercisable options to purchase 15,500 shares of the Company’s common stock. Mr. Shields has sole voting and investment power over 93,400 shares and shared voting and investment power over 12,000 shares. Mr. Shields’ wife has sole voting and investment power over 5,000 shares.
(2)	Includes presently exercisable options to purchase 9,000 shares of the Company’s common stock.
(3)	Mr. Morgan has sole voting and investment power over 80 shares and shared voting and investment power over 63,300 shares.
(4)	Includes presently exercisable options to purchase 7,000 shares of the Company’s common stock.
(5)	Includes presently exercisable options to purchase 9,000 shares of the Company’s common stock. Mr. Mitzman has sole voting and investment power over 64,762 shares and shared voting and investment power over 5,000 shares.
(6)	Includes presently exercisable options to purchase 9,000 shares of the Company’s common stock. Mr. Waterhouse has sole voting and investment power over 18,000 shares and shared voting and investment power over 75,600 shares.
(7)	Includes presently exercisable options to purchase 58,000 shares of the Company’s common stock. Mr. Powers has shared voting and investment power over 4,000 shares.
(8)	Mr. Coelho has shared voting and investment power over 40,000 shares.
(9)	Includes presently exercisable options to purchase 54,000 shares of the Company’s common stock. Mr. Sagliocca has sole voting and investment power over 4,000 shares and shared voting and investment power over 21,000 shares.
(10)	Includes presently exercisable options to purchase 26,310 shares of the Company’s common stock.
(11)	Includes presently exercisable options to purchase 2,000 shares of the Company’s common stock.

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DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes some of the important rights of our stockholders. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Maryland General Corporation Code (“MGCL”) and our Articles of Incorporation, as amended, and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital consists of 15,000,000 shares of common stock, $0.01 par value, and 2,000,000 shares of preferred stock, $0.01 par value. At June 30, 2016, there were 5,002,950 shares of common stock outstanding and 66,985 shares of our Series B Preferred Stock outstanding. All issued and outstanding shares at that date were, and the shares of common stock to be issued upon completion of this offering will be, fully paid and nonassessable. Immediately following the completion of this offering, we will have     shares of common stock outstanding (assuming the underwriters do not exercise their option to purchase any additional shares) and 66,985 shares Series B Preferred Stock outstanding. Also, as of    , options to purchase     shares of our common stock held by our employees, officers and directors under our 2007 Stock Option Plan and our 2011 Stock Compensation Plan were outstanding.

Common Stock

Voting Rights. All voting rights are vested in the holders of our common stock, subject to the issuance of preferred stock with voting rights. Any issuance by our preferred stock with voting rights following the offering may affect the voting rights of the holders of common stock. Except as discussed below in “—Restrictions on Acquisition of Esquire Financial Holdings,” each holder of common stock will be entitled to one vote per share. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

Dividends. Holders of our common stock will be entitled to receive and share equally in such dividends as the board of directors of the Company may declare out of funds legally available for such payments. If the Company issues preferred stock following the offering, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. We may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors. The holders of common stock of the Company will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If the Company issues additional shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Liquidation or Dissolution. In the event of a liquidation or dissolution of the Company, holders of our common stock and any participating preferred stock will be entitled to receive, after payment or provision for payment of all of our debts and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, all of our assets available for distribution. If we issue preferred stock following the offering, holders of such stock may have a senior interest over holders of common stock in such a distribution.

No Preemptive or Redemption Rights. Holders of our common stock will not have any preemptive rights or redemption rights with respect to any shares of our capital stock that may be issued.

Preferred Stock

None of the shares of the Company’s authorized preferred stock will be issued as part of the offering. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

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Series B Non-Voting Preferred Stock

Voting Rights. The holder of our Series B Preferred Stock has no voting rights, except as may be provided for under the MGCL.

Dividends. The holder of our Series B Non-Voting Preferred Stock is entitled to receive ratable dividends when dividends are concurrently declared and payable on the shares of common stock.

Liquidation or Dissolution. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the assets of the Company or proceeds thereof (whether capital or surplus) remaining available for distribution to stockholders of the Company after payment in full of all claims of creditors of the Company and all amounts due on any preferred stock or other securities of the Company that are superior and prior in rank to the common stock and the Series B Non-Voting Preferred Stock will be distributed to the holders of the common stock and the Series B Non-Voting Preferred Stock pro rata based, respectively, on the number of shares of common stock outstanding at such time and the number of shares of common stock into which the Series B Non-Voting Preferred Stock outstanding at such time is then convertible.

Preemptive or Redemption Rights. Series B Non-Voting Preferred Stock shareholders do have preemptive rights. Preemptive rights allow such shareholder to maintain its percentage ownership in our common stock in the event the Company issues any additional common shares in a subsequent offering. The preemptive rights will terminate upon completion of this offering; and will not apply to the sale of capital stock of the Company in a transaction approved by the Board that results in a change of control. In all cases, (1) the holder’s common stock will be limited to 9.95% (or 4.90%, if the holder so elects) of the Company's total issued and outstanding common shares, and (2) the holder's total equity ownership in the Company will be limited to 24.95% of the Company's total issued and outstanding capital stock (inclusive of all shares owned).

Conversion and Transfer Rights. The shares of Series B Non-Voting Preferred Stock are not convertible into common stock by the holder or any affiliate of such holder and may only be transferred by the holder or such affiliate (i) to an affiliate of such holder, (ii) to the Company, (iii) in a widespread public distribution, (iv) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (v) to a transferee that would control more than 50% of the voting securities of the Corporation without any transfer from the Initial Holder or any Affiliate of such Initial Holder.

However, if at any time, any Series B Non-Voting Preferred Shares held by the holder are transferred to any person other than the holder or an affiliate of the holder pursuant to either: (i) in a widespread public distribution; (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company; or (iii) a transferee that would control more than 50% of the voting securities of the Company without any transfer from the initial holder or any affiliate of such initial holder, such shares would immediately and without further action on the part of any person convert automatically to common shares, on a one for one basis, subject to compliance with the requirements of any federal banking regulators with respect to restrictions on the transfer of non-voting shares.

Registration Rights. We have agreed to provide the holder of our Series B Non-Voting Preferred Shares with the right to request that its common or preferred shares be covered by a registration statement that we are otherwise filing. The “piggyback” registration rights granted to the holder of our Series B Non-Voting Preferred Shares will apply at the time of this offering. Following our initial public offering, to the extent the holder of our Series B Non-Voting Preferred Shares remains a holder of our common stock or our Series B Non-Voting Preferred Shares, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

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Restrictions on Acquisition of Esquire Financial Holdings

The following is a general summary of the material provisions of our Articles of Incorporation and Bylaws and the MGCL that may have an “anti-takeover effect.” Such provisions might discourage future takeover attempts by impeding efforts to acquire us or stock purchases in furtherance of such an acquisition.

Authorized Shares of Capital Stock. Our Articles of Incorporation authorizes the issuance of up to 15,000,000 shares of common stock, $0.01 par value, and 2,000,000 shares of preferred stock, $0.01 par value. Shares of preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of our common stock, could represent additional capital required to be purchased by an acquiror. Issuance of such additional shares may also dilute the voting interest of our shareholders.

Generally, Esquire Financial Holdings is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of the Company. The board of directors has no present plan or understanding to issue any preferred stock.

Directors. The Board of Directors is classified into three classes, one of which is elected each year for a three year term. A director may be removed from office at any time, for any reason by the majority vote of the holders of the then-outstanding capital stock of Esquire Financial Holdings entitled to vote generally in the election of directors voting together as a single class. These provisions may make it more difficult to remove a director, and may it more difficult for an acquiror to acquire control of the company without negotiating with the Board of Directors, and may therefore have an anti-takeover effect.

Actions by Shareholders. Our Bylaws provide that special meetings of the shareholders may be called only by a majority of the board of directors, the President, or the Secretary at the written request of the holders of at least a majority of all shares entitled to vote. The Bylaws provide that notice of shareholder proposals for new business to be considered at an annual meeting must be submitted, in general, not less than ten or more than 90 days before the meeting.

In general, our Articles of Incorporation may be amended in the manner prescribed under Maryland law. The Board of Directors may amend the Articles of Incorporation, without further shareholder action, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Esquire Financial Holdings has authority to issue. No proposed amendment or repeal of any provision of the Articles of Incorporation may be submitted to stockholders unless the Board of Directors has (1) approved the proposed amendment or repeal, (2) determined that it is advisable, and (3) directed that it be submitted for consideration at either an annual or special meeting of stockholders. The amendment or repeal of any provision of the Articles of Incorporation shall be approved by at least a majority vote.

Limitation of Director and Officer Liability; Indemnification. As permitted by the MGCL, our Articles of Incorporation eliminate the liability of directors and officers to Esquire Financial Holdings or its shareholders to the fullest extent permitted by law. The MGCL provides that the liability of a director or officer in a proceeding brought by or in the right of shareholders, or on behalf of shareholders may be eliminated, except that the liability of a director or officer may not be eliminated if the officer or director received an improper benefit or profit, or if a judgment against the director or officer is based on a finding that such person’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action against such person.

Our Articles of Incorporation provide that to the full extent permitted by the MGCL and other applicable law, Esquire Financial Holdings shall indemnify a director or officer who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer, and the Board of Directors may contract in advance to indemnify

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any director or officer. The MGCL provides that except as limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred in connection with the proceeding. The MGCL further provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding unless (i) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director actually received an improper personal benefit; or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful, provided however, that if the proceeding was by or in the right of the corporation, no indemnification may be made if the director is adjudged liable to the corporation. The Board of Directors may also indemnify an employee or agent of the corporation who was or is a party to any proceeding by reason of the fact that he is or was an employee or agent of the corporation.

Dissenters’ Rights of Appraisal.  Under our Articles of Incorporation, stockholders of the Company will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which the Company is a party.

Listing and Trading

Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock approved for listing on the NASDAQ Global Market under the symbol “   .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is    .

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have     shares of common stock outstanding. Of these shares,     shares of our common stock (or     shares if the underwriters exercise their purchase option in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining     shares of our common stock (or     shares if the underwriters exercise their purchase option in full) outstanding are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below,     of these shares will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to volume and other offering limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (or approximately shares if the underwriters exercise their purchase option in full); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration Rights

We have agreed to provide the holder of our Series B Non-Voting Preferred Shares with the right request that its common or preferred shares be covered by a registration statement that we are otherwise filing. The “piggyback” registration rights granted to the holder of our Series B Non-Voting Preferred Shares will apply at the time of this offering. Following our initial public offering, to the extent the holder of our Series B Non-Voting Preferred Shares remains a holder of our common stock or our Series B Non-Voting Preferred Shares, it may exercise its “piggyback” registration rights in connection with future offerings of our common stock, other than registration statements filed on Forms S-4 or S-8.

Registration Statement on Form S-8

In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of approximately    shares of our common stock reserved for future issuance under our equity incentive plans, as described further under "Executive

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Compensation—Incentive Compensation Plans." That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below.

Lock-up Agreements

We, the selling shareholders and each of our directors and executive officers have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of     on behalf of the underwriters. See "Underwriting." The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

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UNDERWRITING

We and the selling stockholders are offering the shares of our common stock described in this prospectus through several underwriters for whom     are acting as representatives. We, the selling stockholders and the underwriters have entered into an underwriting agreement dated    . Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase on a firm commitment basis the number of shares of common stock in the following table:

Underwriter	Number of Shares

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to     additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option.

Commission and Discounts

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $    per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the public offering price, underwriting discount and proceeds before expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock:

	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discount
Proceeds to us, before expenses
Proceeds to selling stockholder, before expenses

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $    and are payable by us. This amount includes the amount we have agreed to reimburse the underwriters for certain fees and expenses incurred in connection with this offering, including fees of counsel to the underwriters and fees and expenses incurred by the underwriters in connection with road-show presentations and FINRA’s review of the terms of the offering, not to exceed $    in total.

Lock-Up Agreements

We, the selling stockholders, our executive officers and directors and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, on behalf of the underwriters, subject to limited exceptions,

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•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, with respect to any of the foregoing; or

•	enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, there has been no established public trading market for our common stock. The initial public offering price will be negotiated among us, the selling stockholders and the representatives of the underwriters. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering.

We intend to apply to have our common stock approved for listing on The NASDAQ Global Market under the symbol “   .”

Indemnification and Contribution

We and the selling stockholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common

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stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

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LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Luse Gorman, PC, Washington, DC. Certain legal matters will be passed upon for the underwriters by    .

EXPERTS

The consolidated financial statements of Esquire Financial Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015, included in this prospectus, have been so included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Esquire Financial Holdings, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission’s telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Esquire Financial Holdings, Inc. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

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F-1

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in Thousands, Except per Share Data)

	June 30,	December 31,
	2016	2015
	(Unaudited)
ASSETS
Cash and Due from Banks	$533	$450
Interest Earning Deposits	40,812	32,704
Total Cash and Cash Equivalents	41,345	33,154

Securities Available for Sale, at Fair Value	81,352	84,239
Securities, Restricted, at Cost	1,598	1,430

Loans	253,229	224,519
Less: Allowance for Loan Losses	(3,100)	(2,799)
Loans, Net	250,129	221,720

Premises and Equipment, Net	1,811	479
Accrued Interest Receivable	1,647	1,418
Deferred Tax Asset	2,677	4,347
Other Assets	7,086	5,863
Total Assets	$387,645	$352,650

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$96,307	$97,291
Savings, NOW and Money Market	218,240	194,496
Time	18,940	9,900
Total Deposits	333,487	301,687

Secured Borrowings	376	381
Accrued Expenses and Other Liabilities	1,478	1,157
Total Liabilities	335,341	303,225
Commitments and Contingencies (Note 11)	-	-

Stockholders’ Equity:
Preferred Stock, Par Value $0.01; Authorized 2,000,000 Shares; Issued and Outstanding (Non-Voting) 66,985 at June 30, 2016 and 157,985 December 31 2015	1	2
Common Stock, Par Value $0.01; Authorized 15,000,000 Shares; Issued and Outstanding 5,002,950 Shares at June 30, 2016, and 4,911,870 Shares at December 31, 2015	50	49
Additional Paid-in Capital	58,609	58,456
Retained Deficit	(7,257)	(8,648)
Accumulated Other Comprehensive Income (Loss)	901	(434)
Total Stockholders’ Equity	52,304	49,425
Total Liabilities and Stockholders’ Equity	$387,645	$352,650

See accompanying condensed notes to interim condensed consolidated financial statements.

F-2

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
Interest Income:
Loans	$6,663	$4,815
Securities, Available for Sale	924	787
Interest Earning Deposits and Other	108	72
Total Interest Income	7,695	5,674

Interest Expense:
Savings, NOW and Money Market Deposits	195	184
Time Deposits	26	40
Borrowings	13	13
Total Interest Expense	234	237

Net Interest Income	7,461	5,437
Provision for Loan Losses	275	325
Net Interest Income after Provision for Loan Losses	7,186	5,112

Noninterest Income:
Customer Related Fees and Service Charges	496	300
Merchant Processing Income	1,536	871
Net Security Gains on Available-for-Sale Securities	6	-
Total Noninterest Income	2,038	1,171

Noninterest Expense:
Employee Compensation and Benefits	3,947	2,756
Occupancy and Equipment, Net	553	683
Professional and Consulting Services	912	728
FDIC Assessment	81	150
Advertising and Marketing	243	172
Travel and Business Relations	171	149
OCC Assessments	54	52
Data Processing	678	575
Other Operating Expenses	305	344
Total Noninterest Expense	6,944	5,609

Net Income Before Income Taxes	2,280	674
Income Tax Expense	889	271

Net Income	$1,391	$403

Earnings per Common Share
Basic	$0.28	$0.10
Diluted	$0.28	$0.10

See accompanying condensed notes to interim condensed consolidated financial statements.

F-3

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Thousands)

(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015

Net Income	$1,391	$403

Other Comprehensive Income:
Unrealized Holding Gains (Losses) Arising During the Period on Securities Available for Sale	2,201	(56)
Reclassification Adjustment for Net Gains Included in Net Income	(6)	-
Tax Effect	(860)	22
Total Other Comprehensive Income (Loss)	1,335	(34)

Total Comprehensive Income	$2,726	$369

See accompanying condensed notes to interim condensed consolidated financial statements.

F-4

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in Thousands)

(Unaudited)

						Accumulated
				Additional		Other	Total
	Common	Preferred	Common	Paid In	Retained	Comprehensive	Stockholders’
	Shares	Stock	Stock	Capital	Deficit	Income (Loss)	Equity

Balance at January 1, 2015	4,088,410	$2	$41	$48,569	$(9,820)	$(250)	$38,542

Net Income	-	-	-	-	403	-	403
Other Comprehensive Loss	-	-	-	-	-	(34)	(34)
Issuance of Common Stock Net of Offering Costs	124,800	-	1	1,528	-	-	1,529
Stock Option Expense	-	-	-	14	-	-	14

Balance at June 30, 2015	4,213,210	$2	$42	$50,111	$9,417	$(284)	$40,454

Balance at January 1, 2016	4,911,870	$2	$49	$58,456	$(8,648)	$(434)	$49,425

Net Income	-	-	-	-	1,391	-	1,391
Other Comprehensive Income	-	-	-	-	-	1,335	1,335
Exchange of Preferred Stock For Common Stock	91,000	(1)	1	-	-	-	-
Issuance of Common Stock	80	-	-	1	-	-	1
Stock Option Expense	-	-	-	152	-	-	152

Balance at June 30, 2016	5,002,950	$1	$50	$58,609	$(7,257)	$901	$52,304

See accompanying condensed notes to interim condensed consolidated financial statements.

F-5

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
Cash Flows from Operating Activities:
Net Income	$1,391	$403
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:
Provision for Loan Losses	275	325
Net Security Gains on Available-for-Sale Securities	(6)	-
Depreciation	75	127
Stock Option Costs	152	14
Net Amortization:
Securities	124	106
Loans	322	168
Changes in Other Assets and Liabilities:
Accrued Interest Receivable	(229)	(88)
Deferred Tax Asset	810	272
Other Assets	(2,473)	(671)
Accrued Expenses and Other Liabilities	321	(74)
Net Cash Provided by Operating Activities	762	582

Cash Flows from Investing Activities:
Originations and Purchases of Loans, Net of Principal Repayments	(29,006)	(16,868)
Purchases of Securities Available for Sale	(5,039)	(24,661)
Proceeds of Sales of Securities Available for Sale	4,068	6,719
Principal Repayments on Securities Available for Sale	5,935	11,360
Net Change in Securities, Restricted	(168)	(38)
Other Assets	1,250	-
Purchases of Premises and Equipment	(1,407)	(17)
Retirements of Premises and Equipment	-	85
Net Cash Used in Investing Activities	(24,367)	(23,420)

Cash Flows from Financing Activities:
Net Increase in Deposits	31,800	1,935
Decrease in Secured Borrowings	(5)	(5)
Proceeds from Issuance of Common Stock,
Net of Offering Costs	1	1,529
Net Cash Provided by Financing Activities	31,796	3,459

Net Increase (Decrease) in Cash and Cash Equivalents	8,191	(19,379)

Cash and Cash Equivalents at Beginning of the Period	33,154	71,891

Cash and Cash Equivalents at End of the Period	$41,345	$52,512

(Continued)

F-6

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest	$234	$235
Income Taxes	41	39

See accompanying condensed notes to interim condensed consolidated financial statements.

F-7

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 1 — Basis of Presentation

The interim consolidated financial statements include the accounts of Esquire Financial Holdings, Inc. and its wholly owned subsidiary, Esquire Bank, N.A. These entities are collectively referred to as “the Company.” All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial information. In the opinion of management, the interim statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of the Company on a consolidated basis and all such adjustments are recurring in nature. These financial statements and the accompanying notes should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2015 and 2014. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016 or any other period.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior period net income or stockholders’ equity.

Subsequent Events

The Bank has evaluated subsequent events for recognition and disclosure through the date of issuance.

New Accounting Pronouncements

Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers (Topic 606)” implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In August 2015, the (Financial Accounting Standards Board FASB) deferred the effective date of the ASU by one year which means ASU 2014-09 will be effective for the Company on January 1, 2018. The Company is currently evaluating the potential impact of ASU 2014-09 on its consolidated financial statements.

On January 5, 2016, the FASB issued ASU 2016-01, “Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” (the ASU).  Under this ASU, the current GAAP model is changed in the areas of accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities.  The ASU will be effective for public business entities in beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently in process of evaluating the impact of this ASU on its financial position, and result of operations and cash flows.

On February 25, 2016, the FASB completed its Leases project by issuing ASU No. 2016-02, “Leases (Topic 842).” The new guidance affects any organization that enters into a lease, or sublease, with some specified exemptions.  Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new ASU will require both types of leases to be recognized on the balance sheet.  The ASU will also require expanded disclosures and will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020.

(Continued)
F-8

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 1 — Basis of Presentation (Continued)

The Company is currently evaluating the impact of the ASU on its financial condition and results of operations.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): “Improvements to Employee Share-Based Payment Accounting.” This update includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. For public companies, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any organization in any interim or annual period. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements.

On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (the ASU).   This ASU replaces the incurred loss model with an expected loss model, referred to as “current expected credit loss” (CECL) model.  It will significantly change estimates for credit losses related to financial assets measured at amortized cost, including loans receivable, held-to-maturity (HTM) debt securities and certain other contracts.   The largest impact will be on lenders and the allowance for loan and lease losses (ALLL).  This ASU will be effective for public business entities (PBEs) in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  The Company is currently in the process of evaluating the impact of this ASU on its financial position, results of operations and cash flows.

NOTE 2 — Securities

Available-for-Sale Securities

The amortized cost, gross unrealized gains and losses and estimated fair value of securities available for sale were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
June 30, 2016
Mortgage-Backed Securities - Agency	$16,329	$157	$(3)	$16,483
Collateralized Mortgage Obligations (CMO’s) – Agency	63,545	1,394	(70)	64,869

Total Available for Sale	$79,874	$1,551	$(73)	$81,352

December 31, 2015
Government Agency Debentures	$4,064	$-	$(63)	$4,001
Mortgage-Backed Securities - Agency	17,445	27	(325)	17,147
Collateralized Mortgage Obligations (CMO’s) – Agency	63,447	116	(472)	63,091
Total Available for Sale	$84,956	$143	$(860)	$84,239

(Continued)
F-9

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 2 — Securities (Continued)

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	June 30, 2016
	Amortized	Fair
	Cost	Value
Government Agency Debentures
Due from One to Five Years	$-	$-
Five to Ten Years	-	-
Mortgage-Backed Securities - Agency	16,329	16,483
CMO’s – Agency	63,545	64,869

Total	$79,874	$81,352

Mortgage-backed securities included all residential pass-through certificates guaranteed by FHLMC, FNMA, or GNMA and the CMO’s are backed by government agency pass-through certificates. The 2016 and 2015 pass-through certificates are fixed rate instruments. CMO’s, by virtue of the underlying residential collateral or structure, are fixed rate current pay sequentials or planned amortization classes (PAC’s).

The Company does not own any private issuance securities as of June 30, 2016 and December 31, 2015.

When purchasing investment securities, the Company’s overall interest-rate risk profile is considered as well as the adequacy of expected returns relative to risks assumed, including prepayments. In continuously managing the investment securities portfolio, management occasionally sells investment securities in response to, or in anticipation of, changes in interest rates and spreads, actual or anticipated prepayments, liquidity needs and credit risk associated with a particular security.

The proceeds from sales and calls of securities and the associated gains and losses are listed below for the six months ended June 30,:

	2016	2015

Proceeds	$4,068	$-
Gross Gains	6	-
Gross Losses	-	-

The tax provision related to these net unrealized gains and losses was $2 and $0, for the six months ended June 30, 2016 and 2015, respectively.

At June 30, 2016, securities having a fair value of approximately $70,600 were pledged to the Federal Home Loan Bank of New York (FHLB) for borrowing capacity totaling $66,900. At December 31, 2015, securities having a fair value of approximately $73,100 were pledged to the FHLB for borrowing capacity totaling $59,500. At June 30, 2016 and December31, 2015, the Company had no outstanding FHLB advances.

At June 30, 2016, securities having a fair value of approximately $10,700 were pledged to the Federal Reserve Bank of New York (FRB) for borrowing capacity totaling $10,500. At December 31, 2015, securities having a fair value of approximately $11,100 were pledged to the FRB for borrowing capacity totaling $10,800. At June 30, 2016 and December 31, 2015, the Company had no outstanding FRB borrowings.

(Continued)
F-10

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 2 — Securities (Continued)

The following table provides the gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of:

	Less Than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
June 30, 2016
Mortgage-Backed Securities – Agency	$1,773	(3)	$-	$-	$1,773	$(3)
CMO’s - Agency	-	-	7,164	(70)	7,164	(70)
Total Temporarily Impaired Securities	$1,773	$(3)	$7,164	$(70)	$8,937	$(73)

December 31, 2015
Government Agency Debentures	$2,029	$(34)	$1,972	$(29)	$4,001	$(63)
Mortgage-Backed Securities – Agency	10,310	(240)	4,228	(85)	14,538	(325)
CMO’s - Agency	23,401	(147)	7,687	(325)	31,088	(472)
Total Temporarily Impaired Securities	$35,740	$(421)	$13,887	$(439)	$49,627	$(860)

Management reviews the investment portfolio on a quarterly basis to determine the cause, magnitude and duration of declines in the fair value of each security. In estimating other-than-temporary impairment (OTTI), management considers many factors including: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The assessment of whether any other than temporary decline exists may involve a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

At June 30, 2016, securities in unrealized loss positions were issuances from government sponsored entities. Due to the decline in fair value attributable to changes in interest rates and illiquidity, not credit quality and because the Company does not have the intent to sell the securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider the securities to be other-than-temporarily impaired at June 30, 2016.

No impairment charges were recorded for the six months ended June 30, 2016 and 2015.

(Continued)
F-11

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 3 — Loans

The composition of loans by class is summarized as follows:

		% of		% of
	June, 30, 2016	Total	December 31, 2015	Total

1-4 Family Residential	$44,062	17%	$28,531	13%
Commercial	96,078	38	83,563	37
Multifamily	75,137	30	71,184	32
Commercial Real Estate	20,309	8	21,272	10
Construction	6,540	3	5,297	2
Consumer	10,030	4	13,556	6

Total Loans	252,156	100%	223,403	100%

Deferred Costs, Net	1,073		1,116
Allowance for Loan Losses	(3,100)		(2,799)

Net Loans	$250,129		$221,720

The following tables present the activity in the allowance for loan losses by class for the six months ending June 30, 2016 and 2015:

	1-4 Family			Commercial
	Residential	Commercial	Multifamily	Real Estate	Construction	Consumer	Total
June 30, 2016
Allowance for Loan Losses:
Beginning Balance	$213	$1,536	$533	$230	$134	$153	$2,799
Provision (Credit) for Loan Losses	106	173	19	(12)	30	(41)	275
Recoveries	-	26	-	-	-	-	26
Loans Charged-Off	-	-	-	-	-	-	-

Total Ending Allowance Balance	$319	$1,735	$552	$218	$164	$112	$3,100

June 30, 2015
Allowance for Loan Losses:
Beginning Balance	$162	$1,222	$528	$97	$27	$129	$2,165
Provision (Credit) for Loan Losses	18	(13)	61	97	141	21	325
Recoveries	-	-	-	-	-	-	-
Loans Charged-Off	-	(150)	-	-	-	-	(150)

Total Ending Allowance Balance	$180	$1,059	$589	$194	$168	$150	$2,340

(Continued)
F-12

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 3 — Loans (Continued)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by class and based on impairment method as of June 30, 2016 and December 31, 2015:

	1-4 Family			Commercial
	Residential	Commercial	Multifamily	Real Estate	Construction	Consumer	Total
June 30, 2016
Allowance for Loan Losses:
Ending Allowance Balance Attributable to Loans: Individually Evaluated for Impairment	$-	$-	$-	$-	$-	$-	$-
Collectively Evaluated for Impairment	319	1,735	552	218	164	112	3,100

Total Ending Allowance Balance	$319	$1,735	$552	$218	$164	$112	$3,100

Loans:
Loans Individually Evaluated for Impairment	$-	$-	$-	$-	$-	$-	$-
Loans Collectively Evaluated for Impairment	44,062	96,078	75,137	20,309	6,540	10,030	252,156

Total Ending Loans Balance	$44,062	$96,078	$75,137	$20,309	$6,540	$10,030	$252,156

Recorded investment is not adjusted for accrued interest and deferred costs due to immateriality.

(Continued)
F-13

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 3 — Loans (Continued)

	1-4 Family			Commercial
	Residential	Commercial	Multifamily	Real Estate	Construction	Consumer	Total
December 31, 2015
Allowance for Loan Losses:
Ending Allowance Balance Attributable to Loans: Individually Evaluated for Impairment	$-	$-	$-	$-	$-	$-	$-
Collectively Evaluated for Impairment	213	1,536	533	230	134	153	2,799

Total Ending Allowance Balance	$213	$1,536	$533	$230	$134	$153	$2,799

Loans:
Loans Individually Evaluated for Impairment	$-	$-	$-	$-	$-	$-	$-
Loans Collectively Evaluated for Impairment	28,531	83,563	71,184	21,272	5,297	13,556	223,403

Total Ending Loans Balance	$28,531	$83,563	$71,184	$21,272	$5,297	$13,556	$223,403

Non-Performing Loans

Non-performing loans include loans 90 days past due and still accruing and non-accrual loans. At June 30, 2016 and December 31, 2015, none of the Company’s loans met these conditions.

The following tables present the aging of the recorded investment in past due loans by class of loans as of June 30, 2016 and December 31, 2015:

	30 - 59	60 - 89	Greater than
	Days	Days	90 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total
June 30, 2016
1-4 Family Residential	$-	$-	$-	$-	$44,062	$44,062
Commercial	-	-	-	-	96,078	96,078
Multifamily	-	-	-	-	75,137	75,137
Commercial Real Estate	-	-	-	-	20,309	20,309
Construction	-	-	-	-	6,540	6,540
Consumer	-	-	-	-	10,030	10,030

Total	$-	$-	$-	$-	$252,156	$252,156

(Continued)
F-14

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 3 — Loans (Continued)

	30 - 59	60 - 89	Greater than
	Days	Days	90 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total
December 31, 2015
1-4 Family Residential	$-	$-	$-	$-	$28,531	$28,531
Commercial	-	-	-	-	83,563	83,563
Multifamily	-	-	-	-	71,184	71,184
Commercial Real Estate	-	-	-	-	21,272	21,272
Construction	-	-	-	-	5,297	5,297
Consumer	-	-	-	-	13,556	13,556

Total	$-	$-	$-	$-	$223,403	$223,403

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed whenever a credit is extended, renewed or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loans.

The Company uses the following definitions for risk ratings:

Special Mention - Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful
June 30, 2016
1-4 Family Residential	$44,062	$-	$-	$-
Commercial	93,265	2,813	-	-
Multifamily	75,137	-	-	-
Commercial Real Estate	20,309	-	-	-
Construction	6,540	-	-	-
Consumer	10,030	-	-	-

Total	$249,343	$2,813	$-	$-

(Continued)
F-15

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 3 — Loans (Continued)

		Special
	Pass	Mention	Substandard	Doubtful
December 31, 2015
1-4 Family Residential	$28,531	$-	$-	$-
Commercial	80,765	2,798	-	-
Multifamily	71,184	-	-	-
Commercial Real Estate	21,272	-	-	-
Construction	5,297	-	-	-
Consumer	13,556	-	-	-

Total	$220,605	$2,798	$-	$-

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity.

The Company has no loans identified as troubled debt restructurings at June 30, 2016 and December 31, 2015. Furthermore, there were no loan modifications during the six months ended June 30, 2016 and 2015 that were troubled debt restructurings. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Related Party Loans

Loans to related parties include loans to directors, their related companies and executive officers of the Company.

Loans to principal officers, directors, and their affiliates during 2016 were as follows:

Beginning Balance, January 1, 2016	$6,800

New Advances	100
Repayments	(4)
Ending Balance, June 30, 2016	$6,896

NOTE 4 — Deposits

The contractual maturities of certificates of deposit at June 30, 2016, are as follows:

Total

2016	$16,790
2017	2,150

Total	$18,940

Certificates of deposits greater than $250 were $998 as of June 30, 2016, and $745 at December 31, 2015. CDARS reciprocal deposits totaled approximately $10,700 and $1,800 at June 30, 2016 and December 31,2015, respectively.

NOTE 5 — Secured Borrowings

The Company had a secured borrowing of $376 and $381 as of June 30, 2016 and December, 31 2015, respectively, relating to certain loan participations sold by the Company that did not qualify for sales treatment.

(Continued)
F-16

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 6 — Income Taxes

During the six months ended June 30, 2016 and June 30, 2015, the Company recorded an income tax provision of $889 and $271, respectively. This resulted in an effective tax rate of 39% for the six months ended June 30, 2016 and 40% for the six months ended June 30, 2015.

NOTE 7 — Share-Based Payment Plans

Stock Option Plan

The Company issues incentive and non-statutory stock options (“options”) to certain employees and directors pursuant to the 2007 Stock Option Plan (“the Plan”), which has been approved by the stockholders. Options to purchase common stock are granted by the Compensation Committee of the Board of Directors. The Plan allows for a maximum of 270,000 shares of common stock to be issued. As of June 30, 2016, 269,500 shares have been issued.

On May 26, 2011, the stockholders of the Company approved the Company’s 2011 Stock Compensation Plan (the “Stock Plan”). The Plan allows for a maximum of 404,607 shares of common stock to be issued. On August 26, 2015, the stockholders of the Company approved an amendment to the Company’s 2011 Stock Compensation Plan to authorize an additional 350,000 shares for issuance under the plan. The Company has issued 428,545 shares under the 2011 Stock Compensation Plan as of June 30, 2016.

Under the Stock Option Plans, options are granted with an exercise price equal to the fair value of the Company’s stock at the date of the grant. Options granted vest on five annual installments (20% per annum) and have ten year contractual terms. All options provide for accelerated vesting upon a change in control (as defined in the Plan). Stock options exercised result in the issuance of new shares.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on peer volatility. The Company uses peer data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on peer data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted during the six months ended June 30, 2016 was determined using the following weighted-average assumptions as of grant date:

2016

Risk-Free Interest Rate	1.62%
Expected Term	84 months
Expected Stock Price Volatility	23.4%
Dividend Yield	0.00%

The weighted average fair value of options granted was $3.59 for the six months ended June 30, 2016. There were no stock options granted during the six months ended June 30, 2015.

(Continued)
F-17

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 7 — Share-Based Payment Plans (Continued)

The following table presents a summary of the activity related to options as of June 30, 2016:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Options	Price	Life (Years)
June 30, 2016
Outstanding at Beginning of Year	690,545	$11.95

Granted	7,500	12.50
Exercised	-	-
Forfeited	-	-

Outstanding at Period End	698,045	$11.95	6.74
Vested or Expected to Vest	698,045	$11.95	6.74
Exercisable at Period End	240,260	$10.91	2.20

The Company recognized compensation expense related to options of $152 and $14 for the six months ended June 30, 2016 and 2015, respectively. At June 30, 2016, unrecognized compensation cost related to non-vested options was approximately $1,200 and is expected to be recognized over a weighted average period of 3.54 years. The intrinsic value for outstanding, vested or expected to vest, and exercisable options at June 30, 2016, was approximately $400 for all three categories.

NOTE 8 — Earnings per Share

The factors used in the earnings per share computation follow:

	2016	2015
Basic
Net Income	$1,391	$403
Weighted Average Shares Outstanding	4,913,874	4,149,073
Basic Earnings Per Common Share	$0.28	$0.10

Diluted
Net Income	$1,391	$403

Weighted Average Shares Outstanding for Basic Earnings Per Common Share	4,913,874	4,149,073
Add: Dilutive Effects of Assumed Exercises of Stock Options	30,550	30,650
Average Shares and Dilutive Potential Common Shares	4,944,424	4,179,723

Diluted Earnings per Common Share	$0.28	$0.10

Stock options totaling 545,295 and 116,750 shares of common stock were not considered in computing diluted earnings per common share for 2016 and 2015 because they were anti-dilutive.

NOTE 9 — Other Commitments and Contingent Liabilities

Change-In-Control Arrangements

Certain key executive officers have arrangements that provide for the payment of a multiple of base salary, should a change-in control, as defined, occur. These payments are limited under guidelines for deductibility pursuant to the Internal Revenue Code.

(Continued)
F-18

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 9 — Other Commitments and Contingent Liabilities (Continued)

Credit Related Commitments

The Company provides the following types of off-balance sheet financial products to customers:

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually have fixed expiration dates or other termination clauses and may require the payment of a fee. Total commitments outstanding do not necessarily represent future cash flow requirements, since many commitments expire without being funded.

Each customer’s creditworthiness is evaluated prior to issuing these commitments and may require the customer to pledge certain collateral (i.e., inventory, income-producing property) prior to the extension of credit. Fixed rate commitments are subject to interest rate risk based on changes in prevailing rates during the commitment period. The Company is subject to credit risk in the event that the commitments are drawn upon and the customer is unable to repay the obligation.

Letters of credit are irrevocable commitments issued at the request of customers. They authorize the beneficiary to draw drafts for payment in accordance with the stated terms and conditions. Letters of credit substitute the Company’s creditworthiness for that of the customer and are issued for a fee commensurate with the risk.

The Company can issue two types of letters of credit: Commercial (documentary) Letters of Credit and Standby Letters of Credit. Commercial Letters of Credit are commonly issued to finance the purchase of goods and are typically short term in nature. Standby Letters of Credit are issued to back financial or performance obligations of a Bank customer, and are typically issued for periods up to one year. Due to their long-term nature, standby letters of credit require adequate collateral in the form of cash or other liquid assets. In most instances, standby letters of credit expire without being drawn upon.

The credit risk involved in issuing letters of credit is essentially the same as extending credit facilities to comparable customers.

The Company had $2,000 and $1,300 of loan commitments to extend credit at June 30, 2016 and December 31, 2015, respectively. As of June 30, 2016 and December 31, 2015, the Company had four standby letters of credit totaling $1,300.

Lease Commitments

At June 30, 2016, the Company was obligated under several non-cancelable leases for certain premises and equipment. The minimum annual rental commitments, exclusive of taxes and other charges, under non-cancelable lease agreements for premises at June 30, 2016, are summarized as follows:

Minimum
Rentals

July 2016 – June 2017	$433
July 2017 – June 2018	454
July 2018 – June 2019	349
July 2019 – June 2020	358
July 2020 – June 2021	368
Thereafter	2,190

Total Lease Commitments	$4,152

(Continued)
F-19

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 9 — Other Commitments and Contingent Liabilities (Continued)

These leases contain periodic escalation clauses and all expiring leases are evaluated for extensions at renewal. Rent expense for the six months ended June 30, 2016 and 2015, amounted to $213 and $271, respectively.

On January 8, 2016, the Bank entered into a lease for its corporate headquarters in Jericho, New York. The term of the lease begins June 1, 2016 and terminates on November 30, 2026. The additional facilities will support the growth of the company. The rental commitments for this lease are included in the preceding table.

Litigation

The Company and its subsidiary are subject to certain pending and threatened legal actions that arise out of the normal course of business. In the opinion of management at the present time, the resolution of any pending or threatened litigation will not have a material adverse effect on its consolidated financial statements.

NOTE 10 — Stockholders’ Equity

Sale of Common and Preferred Stock

In 2015, the Company, through various offerings during the year, sold an additional 583,967 shares of common stock, with total proceeds, net of offering costs, of approximately $6,800. The net proceeds were used to support the Company’s continued growth and for general corporate purposes.

On December 23, 2014, an investor executed the purchase of 157,985 shares of 0.00% Series B Non-Voting Preferred Shares at a price of $12.50 per share for proceeds, net of offering costs, of $1,800. The preferred stock does not have a maturity date and is not convertible. In addition, the preferred stock does not have a liquidation preference.

On June, 27, 2016 the Company and the preferred shareholder agreed to perform an exchange of 91,000 shares of 0.00% Series B Non-Voting Preferred Shares for 91,000 voting common shares, par value $0.01.

NOTE 11 — Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values.

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For available-for-sale securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

(Continued)
F-20

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 11 — Fair Value Measurements (Continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets For	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
June 30, 2016
Assets
Available-for-Sale Securities
Mortgage-Backed Securities - Agency	$-	$16,483	$-
CMO’s - Agency	-	64,869	-

Total	$-	$81,352	$-

December 31, 2015
Assets
Available-for-Sale Securities
Government Agency Debentures	$-	$4,001	$-
Mortgage-Backed Securities - Agency	-	17,147	-
CMO’s - Agency	-	63,091	-

Total	$-	$84,239	$-

There were no transfers between Level 1 and Level 2 during the year. There were no assets measured on a non-recurring basis as of June 30, 2016 and December 31, 2015.

Estimated Fair Value of Financial Instruments

Fair value estimates are made at specific points in time and are based on existing on-and off-balance sheet financial instruments. Such estimates are generally subjective in nature and dependent upon a number of significant assumptions associated with each financial instrument or group of financial instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows, and relevant available market information. Changes in assumptions could significantly affect the estimates. In addition, fair value estimates do not reflect the value of anticipated future business, premiums or discounts that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, or the tax consequences of realizing gains or losses on the sale of financial instruments.

The Company used the following method and assumptions in estimating the fair value of its financial instruments:

Cash and Due from Banks and Interest Earning Deposits: Carrying amounts approximate fair value, since these instruments are either payable on demand or have short-term maturities. Cash on hand and noninterest due from bank accounts are Level 1 and interest bearing deposits are Level 2.

Securities Available-for-Sale: The fair values for securities available for sale are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively

(Continued)
F-21

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 11 — Fair Value Measurements (Continued)

on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Securities, Restricted: It is not practical to determine the fair value of FHLB, ACBB, and FRB stock due to restrictions placed on its transferability.

Loans: The estimated fair values of real estate mortgage loans and other loans receivable are based on discounted cash flow calculations that use available market benchmarks when establishing discount factors for the types of loans resulting in a Level 3 classification. Exceptions may be made for adjustable rate loans (with resets of one year or less), which would be discounted straight to their rate index plus or minus an appropriate spread. The method utilized to determine fair value does not represent exit price.

Accrued Interest Receivable and Payable: For these short-term instruments, the carrying amount is a reasonable estimate of the fair value resulting in a Level 2 or 3 classification.

Deposits: The estimated fair value of certificates of deposits are based on discounted cash flow calculations that use a replacement cost of funds approach to establishing discount rates for certificates of deposits maturities resulting in a Level 2 classification. Stated value is fair value for all other deposits resulting in a Level 1 classification.

Secured Borrowings: Borrowings represent secured borrowings and carrying value is a reasonable estimate of fair value resulting in a Level 2 classification.

Off-Balance-Sheet Liabilities: The fair value of off-balance-sheet commitments to extend credit is estimated using fees currently charged to enter into similar agreements. The fair value is immaterial as of June 30, 2016 and 2015.

The following table presents the carrying amounts and fair values of the Company’s financial instruments:

		Fair Value Measurement at
	Carrying	June 30, 2016, Using:
	Value	(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets:
Cash and Due from Banks	$533	$533	$-	$-	$533
Interest Earning Deposits	40,812	-	40,812	-	40,812
Securities Available for Sale	81,352	-	81,352	-	81,352
Securities, Restricted	1,598	N/A	N/A	N/A	N/A
Loans, Net of Allowance	250,129	-	-	252,500	252,500
Accrued Interest Receivable	1,647	-	176	1,471	1,647

Financial Liabilities:
Certificates of Deposit	18,940	-	18,943	-	18,943
Demand and Other Deposits	237,180	237,180	-	-	237,180
Secured Borrowings	376	-	376	-	376
Accrued Interest Payable	-	-	-	-	-

(Continued)
F-22

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 11 — Fair Value Measurements (Continued)

The following table presents the carrying amounts and fair values of the Company’s financial instruments:

		Fair Value Measurement at
	Carrying	December 31, 2015, Using:
	Value	(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets:
Cash and Due from Banks	$450	$450	$-	$-	$450
Interest Earning Deposits	32,704	-	32,704	-	32,704
Securities Available for Sale	84,239	-	84,239	-	84,239
Securities, Restricted	1,430	N/A	N/A	N/A	N/A
Loans, Net of Allowance	221,720	-	-	224,715	224,715
Accrued Interest Receivable	1,418	-	205	1,213	1,418

Financial Liabilities:
Certificates of Deposit	9,900	-	9,881	-	9,881
Demand and Other Deposits	291,787	291,787	-	-	291,787
Secured Borrowings	381	-	381	-	381
Accrued Interest Payable	-	-	-	-	-

NOTE 12 — Capital

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules of implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. Banks (Basel III rules) became effective for the Company on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of June 30, 2016, the Bank met all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized. Undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

(Continued)
F-23

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 12 — Capital (Continued)

As of June 30, 2016, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. Since that notification, there are no conditions or events that management believes have changed the institution’s category.

					For Capital		To be Well
			Required		Adequacy Purposes		Capitalized Under
			For Capital		Including Capital		Prompt Corrective
	Actual		Adequacy Purposes*		Conservation Buffer(1)		Action Regulations*
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2016
Total Capital to Risk Weighted Assets	$44,442	16.45%	$21,612	8.00%	$23,300	8.63%	$27,014	10.00%
Tier 1 (Core) Capital to Risk Weighted Assets	41,341	15.30	16,209	6.00	17,897	6.63	21,612	8.00
Tier 1 (Common) Capital to Risk Weighted Assets	41,341	15.30	12,156	4.50	13,845	5.13	17,559	6.50
Tier 1 (Core) Capital to Adjusted Total Assets	41,341	11.59	14,270	4.00	14,270	4.00	17,837	5.00

December 31, 2015
Total Capital to Risk Weighted Assets	$41,425	17.06%	$19,426	8.00%	N/A	N/A	$24,282	10.00%
Tier 1 (Core) Capital to Risk Weighted Assets	38,626	15.91	14,567	6.00	N/A	N/A	19,422	8.00
Tier 1 (Common) Capital to Risk Weighted Assets	38,626	15.91	10,925	4.50	N/A	N/A	15,781	6.50
Tier 1 (Core) Capital to Adjusted Total Assets	38,626	11.90	12,984	4.00	N/A	N/A	16,229	5.00

* BASEL III revised the capital adequacy requirements and the Prompt Corrective Action Framework effective January 1, 2015 for the Bank.

(1) When fully phased in on January 1, 2019, the Basel Rules will require the Bank to maintain a 2.5% “capital conservation buffer” on top of the minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a (i) CET1 to risk-weighted assets, (ii)Tier 1 capital to risk-weighted assets or (iii) total capital to risk-weighted assets above the respective minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and discretionary bonus payments to executive officers based on the amount of the shortfall. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will increase by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019.

In December 2012, the Board of Directors of the Bank ratified maintaining Tier I Leverage Capital at least equal to 9%, Tier I Risk-Based Capital at least equal to 11% and Total Risk-Based Capital at least equal to 13%.

(Continued)
F-24

ESQUIRE FINANCIAL HOLDINGS, INC.

CONDENSED NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

NOTE 13 — Accumulated Other Comprehensive Income (Loss)

The following is changes in accumulated other comprehensive income (loss) by component, net of tax for the six months ending June 30, 2016 and 2015:

	2016	2015
	Unrealized Losses on	Unrealized Losses on
	Available for Sale Securities	Available for Sale Securities
Six Months Ended June 30,
Beginning Balance	$(434)	$(250)

Other Comprehensive Income (Loss) before
Reclassifications	1,339	(34)

Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)	(4)	-

Net Current Period Other Comprehensive Income (Loss)	1,335	(34)
Ending Balance	$901	$(284)

The following represents the reclassifications out of accumulated other comprehensive income for the twelve months ended June 30, 2016, and 2015:

	Six Months Ended
	June 30,
	2016	2015	Affected Line in the Consolidated Statement of Income

Realized Gain on Securities Sales, AFS	$6	$-	Net security gains on available for sale securities
Income Tax Expense	(2)	-	Income tax expense

Total Reclassifications, Net of Tax	$4	$-

F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Stockholders

Esquire Financial Holdings, Inc.

Garden City, New York

We have audited the accompanying consolidated balance sheets of Esquire Financial Holdings, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Esquire Financial Holdings, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Livingston, New Jersey

April 22, 2016

F-26

ESQUIRE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	At December 31,
	2015	2014
ASSETS
Cash and Due from Banks	$449,700	$1,596,645
Interest Earning Deposits	32,703,697	70,294,145
Total Cash and Cash Equivalents	33,153,397	71,890,790

Securities Available for Sale, at Fair Value	84,238,994	70,924,966
Securities, Restricted, at Cost	1,430,100	237,400

Loans	224,518,794	172,677,385
Less: Allowance for Loan Losses	2,799,015	2,165,329
Loans, Net	221,719,779	170,512,056

Premises and Equipment, Net	478,825	816,122
Accrued Interest Receivable	1,418,551	1,097,211
Deferred Tax Asset	4,346,971	4,772,522
Due from Broker	-	6,718,909
Other Assets	5,863,532	3,719,872
Total Assets	$352,650,149	$330,689,848

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$97,290,639	$99,164,733
Savings, NOW and Money Market	194,496,056	180,199,473
Time	9,900,157	11,410,093
Total Deposits	301,686,852	290,774,299

Secured Borrowings	380,950	390,528
Accrued Expenses and Other Liabilities	1,157,356	983,652
Total Liabilities	303,225,158	292,148,479
Commitments and Contingencies (Note 11)	-	-

Stockholders’ Equity:
Preferred Stock, Par Value $0.01; Authorized 2,000,000 Shares; Issued and Outstanding 157,985 (Non-Voting) at December 31, 2015 and 2014	1,580	1,580
Common Stock, Par Value $0.01; Authorized 15,000,000 Shares; Issued and Outstanding 4,911,870 Shares at December 31, 2015, and 4,088,410 Shares at December 31, 2014	49,119	40,884
Additional Paid-in Capital	58,456,445	48,569,434
Retained Deficit	(8,648,187)	(9,820,418)
Accumulated Other Comprehensive Loss	(433,966)	(250,111)
Total Stockholders’ Equity	49,424,991	38,541,369
Total Liabilities and Stockholders’ Equity	$352,650,149	$330,689,848

F-27

ESQUIRE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended
	December 31,
	2015	2014
Interest Income:
Loans	$10,574,988	$8,868,487
Securities, Available for Sale	1,712,955	1,722,173
Interest Earning Deposits and Other	143,850	101,308
Total Interest Income	12,431,793	10,691,968

Interest Expense:
Savings, NOW and Money Market Deposits	353,204	346,071
Time Deposits	78,182	91,573
Borrowings	25,689	28,702
Total Interest Expense	457,075	466,346

Net Interest Income	11,974,718	10,225,622
Provision for Loan Losses	930,000	300,000
Net Interest Income after Provision for Loan Losses	11,044,718	9,925,622

Noninterest Income:
Customer Related Fees and Service Charges	760,454	492,966
Merchant Processing Income	2,202,298	1,143,421
Net Security Gains on Available-for-Sale Securities	-	151,075
Total Noninterest Income	2,962,752	1,787,462

Noninterest Expense:
Employee Compensation and Benefits	6,251,319	5,524,435
Occupancy and Equipment, Net	1,412,166	1,774,027
Professional and Consulting Services	1,699,178	1,064,562
FDIC Assessment	245,000	306,000
Advertising and Marketing	333,590	367,488
Travel and Business Relations	300,907	296,256
OCC Assessments	104,698	130,469
Data Processing	1,187,082	1,103,182
Other Operating Expenses	637,356	695,295
Total Noninterest Expense	12,171,296	11,261,714

Net Income Before Income Taxes	1,836,174	451,370
Income Tax Expense	663,943	410,565

Net Income	$1,172,231	$40,805

Earnings per Common Share
Basic	$0.26	$0.01
Diluted	0.26	0.01

See accompanying notes to consolidated financial statements.

F-28

ESQUIRE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2015	2014

Net Income	$1,172,231	$40,805

Other Comprehensive Income:
Unrealized Holding (Losses) / Gains Arising During the Period on Securities Available for Sale	(303,744)	2,025,591
Reclassification Adjustment for Net Gains Included in Net Income	-	(151,075)
Tax Effect	119,889	(775,073)
Total Other Comprehensive (Loss) / Income	(183,855)	1,099,443

Total Comprehensive Income	$988,376	$1,140,248

See accompanying notes to consolidated financial statements.

F-29

ESQUIRE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

						Accumulated
				Additional		Other	Total
	Common	Preferred	Common	Paid In	Retained	Comprehensive	Stockholders’
	Shares	Stock	Stock	Capital	Deficit	Income (Loss)	Equity

Balance at January 1, 2014	3,504,443	$-	$35,044	$39,879,442	$(9,861,223)	$(1,349,554)	$28,703,709

Net Income	-	-	-	-	40,805	-	40,805
Other Comprehensive Income	-	-	-	-	-	1,099,443	1,099,443
Issuance of Preferred Stock (157,985 Shares), Net of Offering Costs	-	1,580	-	1,840,153	-	-	1,841,733
Issuance of Common Stock (583,967 Shares Issued), Net of Offering Costs	583,967	-	5,840	6,777,617	-	-	6,783,457
Option Expense	-	-	-	72,222	-	-	72,222

Balance at December 31, 2014	4,088,410	1,580	40,884	48,569,434	(9,820,418)	(250,111)	38,541,369

Net Income	-	-	-	-	1,172,231	-	1,172,231
Other Comprehensive Loss	-	-	-	-	-	(183,855)	(183,855)
Issuance of Common Stock (823,460 Shares Issued), Net of Offering Costs	823,460	-	8,235	9,748,811	-	-	9,757,046
Option Expense	-	-	-	138,200	-	-	138,200

Balance at December 31, 2015	4,911,870	$1,580	$49,119	$58,456,445	$(8,648,187)	$(433,966)	$49,424,991

See accompanying notes to consolidated financial statements.

F-30

ESQUIRE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2015	2014
Cash Flows from Operating Activities:
Net Income	$1,172,231	$40,805
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:
Provision for Loan Losses	930,000	300,000
Net Security Gains on Available-for-Sale Securities	-	(151,075)
Depreciation	236,728	313,888
Option Costs	138,200	72,222
Net Amortization:
Securities	256,155	178,873
Loans	395,133	396,686
Intangibles	-	12,622
Changes in Other Assets and Liabilities:
Accrued Interest Receivable	(321,340)	(164,706)
Deferred Tax Asset	545,440	337,209
Other Assets	(893,660)	(1,300,423)
Accrued Expenses and Other Liabilities	173,704	192,922
Write-Off of Intangible Assets	-	122,010
Write-Off of Leasehold Improvements for Closed Offices	47,464	91,461
Net Cash Provided by Operating Activities	2,680,055	442,494

Cash Flows from Investing Activities:
Originations and Purchases of Loans, Net of Principal Repayments	(52,532,856)	(23,892,133)
Purchases of Securities Available for Sale	(24,664,051)	(20,303,595)
Settlement of Sales of Securities Available for Sale	6,718,909	-
Principal Repayments on Securities Available for Sale	10,790,124	8,124,285
Purchase of Securities, Restricted	(1,201,700)	(3,600)
Redemption of Securities, Restricted	9,000	69,100
Other Assets	(1,250,000)	-
Purchases of Premises and Equipment	(234,814)	(209,178)
Retirements of Premises and Equipment	287,919	371,711
Net Cash Used in Investing Activities	(62,077,469)	(35,843,410)

Cash Flows from Financing Activities:
Net Increase in Deposits	10,912,553	83,167,637
Net Decrease in Secured Borrowings	(9,578)	(88,418)
Proceeds from the Issuance of Common Stock, Net of Offering Costs	9,757,046	6,783,457
Proceeds from Issuance of Preferred Stock, Net of Offering Costs	-	1,841,733
Net Cash Provided by Financing Activities	20,660,021	91,704,409

Net (Decrease) / Increase in Cash and Cash Equivalents	(38,737,393)	56,303,493

Cash and Cash Equivalents at Beginning of the Period	71,890,790	15,587,297

Cash and Cash Equivalents at End of the Period	$33,153,397	$71,890,790

Continued

F-31

ESQUIRE FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2015	2014
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest Expense	$457,868	$466,560
Taxes Paid	94,500	39,097
Due from Broker on Securities Transactions	-	6,718,909

See accompanying notes to consolidated financial statements.

F-32

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 — Business and Summary of Significant Accounting Policies

Business

Esquire Financial Holdings, Inc. (the “Company”) is a registered bank holding company and the parent company of Esquire Bank, National Association (the “Bank”). In August of 2015, the Company and the Bank were converted from a savings and loan holding company and savings bank to a bank holding company and national bank, respectively, and the Company formerly a Delaware corporation, was reincorporated through a merger to a Maryland corporation.

The Bank is an independent, full-service national bank that serves the banking needs of law professionals, professional service firms, small- to mid-sized businesses and individuals. The Bank was established in 2006 and began operations in October 2006. The Bank’s administrative and home office is located at 320 Old Country Road, Garden City, New York 11530. The Bank operates a Branch adjacent to the administrative offices in Garden City, New York. It also operates administrative offices at 233 Broadway in New York City, and 5100 PGA Boulevard, Palm Beach Gardens, Florida.

As a full-service bank, the Bank offers checking, savings, money market and time deposits; a wide range of commercial and consumer loans, as well as customary banking services. Through electronic delivery channels, the Bank provides bill payment services, wire transfers, ACH origination, account transfers and real time deposit relationship updates. These innovative services are complimented with a full range of traditional banking products and services. While the Bank is a full-service institution available to all potential customers, the focus is marketing to law firms and other professional service firms, small to mid-sized businesses and individuals in the local community surrounding the branch office and New York boroughs in order to grow the deposit base. Additionally, due, in part, to the substantial ties that many of the board members and organizers have to the legal community, the Bank concentrates most of its marketing efforts on the legal community in these areas and nationally. The Bank entered into the merchant service business as an acquiring bank in which credit and debit card transactions are settled on behalf of merchants. The revenue earned on behalf of merchants, net of expenses, is paid to the independent sales organizations (ISO’s). The Bank’s revenue from this transaction is shown as merchant processing income on the statements of income.

The consolidated financial statements include Esquire Financial Holdings, Inc. and its wholly owned subsidiary, Esquire Bank, N.A. and are referred to as “the Company.” Intercompany transactions and balances are eliminated in consolidation.

Basis of Presentation and Use of Estimates

The accounting and financial reporting policies are in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the accompanying statements of cash flows, cash and cash equivalents are defined as the amounts included in the consolidated statements of financial condition under the captions “Cash and Due from Banks” and “Interest Earning Deposits”, with contractual maturities of less than 90 days. Net cash flows are reported for customer loan and deposit transactions.

Securities

All securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of accumulated other comprehensive income (loss), a component of stockholders’ equity.

Interest income on securities, including amortization of premiums and accretion of discounts, is recognized using the level yield method without anticipating prepayments (except for mortgage-backed securities where prepayments are anticipated) over the lives of the individual securities. Realized gains and losses on sales of securities are computed using the specific identification method.

F-33

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 — Business and Summary of Significant Accounting Policies (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future until maturity or payoff are stated at the principal amount outstanding, net of deferred loan fees and costs for originated loans and net of unamortized premiums or discounts for purchased loans. Interest income is recognized using the level yield method. Net deferred loan fees, origination costs, unamortized premiums or discounts are recognized in interest income over the loan term as a yield adjustment.

Non-Accrual

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Provision and Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by provisions for loan losses charged to income. Losses are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Subsequent recoveries of loans previously charged off are credited to the allowance for loan losses when realized. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in Management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Large groups of smaller balance homogenous loans, such as residential mortgage and consumer loans are collectively evaluated for impairment. The measurement of an impaired loan is based on (i) the present value of expected future cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price or (iii) the fair value of the collateral if the loan is collateral dependent.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to

F-34

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 — Business and Summary of Significant Accounting Policies (Continued)

be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the company. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

Management has identified the following loan segments: Commercial Real Estate, Multifamily, Construction, Commercial, Residential Real Estate and Consumer. The risks associated with a concentration in real estate loans include potential losses from fluctuating values of land and improved properties. Commercial Real Estate and Multifamily loans are expected to be repaid from the cash flow of the underlying property so the collective amount of rents must be sufficient to cover all operating expenses, property management and maintenance, taxes and debt service. Increases in vacancy rates, interest rates or other changes in general economic conditions can all have an impact on the borrower and their ability to repay the loan. Construction loans are considered riskier than commercial financing on improved and established commercial real estate. The risk of potential loss increases if the original cost estimates or time to complete are significantly off. The remainder of the loan portfolio is comprised of commercial and consumer loans. The primary risks associated with the commercial loans is the cash flow of the business, the experience and quality of the borrowers’ management, the business climate, and the impact of economic factors. The primary risks associated with residential real estate and consumer loans relate to the borrower, such as the risk of a borrower’s unemployment as a result of deteriorating economic conditions or the amount and nature of a borrower’s other existing indebtedness, and the value of the collateral securing the loan if the Bank must take possession of the collateral.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, net of accumulated depreciation and amortization. Equipment, which includes furniture and fixtures, are depreciated over the assets’ estimated useful lives using the straight-line method (three to ten years). Amortization of leasehold improvements is recognized on a straight-line basis over the lesser of the lease term and renewal options or the estimated useful life of the asset. Costs incurred to improve or extend the life of existing assets are capitalized. Repairs and maintenance are charged to expense.

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of mortgage related assets, borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as interest income.

Federal Reserve Bank (FRB) Stock

The Bank is a member of its regional FRB. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as interest income.

Loan Commitments and Related Financial Instruments

Financial instruments include off balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, are issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

F-35

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 — Business and Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Income taxes are provided for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options.

Share-Based Payment

Share based payment guidance requires the Company to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees in the statements of income. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost for stock options are recognized as noninterest expense in the statement of income on a straight-line basis over the vesting period of each stock option grant. Compensation cost for stock options includes the impact of an estimated forfeiture rate. At December 31, 2015, no stock options had vesting conditions linked to the performance of the Company.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Segment Reporting

The Company’s operations are exclusively in the financial services industry and include the provision of traditional banking services. Management evaluates the performance of the Company based on only one business segment, that of community banking. In the opinion of management, the Company does not have any other reportable segments as defined by Accounting Standards Codification (ASC) Topic 280, “Disclosure about Segments of an Enterprise and Related Information”.

Restrictions on Cash

Cash on hand or on deposit with the FRB was required to meet regulatory reserve and clearing requirements.

F-36

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 — Business and Summary of Significant Accounting Policies (Continued)

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or stockholders’ equity.

Comprehensive Income

Comprehensive income (loss) consists of net income and other comprehensive (loss) income. Other comprehensive (loss) income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

New Accounting Pronouncements

Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers (Topic 606)” implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In July 2015, the (Financial Accounting Standards Board FASB) deferred the effective date of the ASU by one year which means ASU 2014-09 will be effective for the Company on January 1, 2019. The Company is currently evaluating the potential impact of ASU 2014-09 on its consolidated financial statements.

On January 5, 2016, the FASB issued ASU 2016-01, “Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” (the ASU).  Under this ASU, the current GAAP model is changed in the areas of accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities.  The ASU will be effective for public business entities in fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently in process of evaluating the impact of this ASU on its financial position, and result of operations and cash flows.

On February 25, 2016, the FASB completed its Leases project by issuing ASU No. 2016-02, “Leases (Topic 842).” The new guidance affects any organization that enters into a lease, or sublease, with some specified exemptions.  Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new ASU will require both types of leases to be recognized on the balance sheet.  The ASU will also require expanded disclosures.  The ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of the ASU on its financial condition and results of operations.

F-37

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 — Business and Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Bank has evaluated subsequent events for recognition and disclosure through the date of issuance.

NOTE 2 — Securities

Available-for-Sale Securities

The amortized cost, gross unrealized gains and losses and estimated fair value of securities available for sale were as follows at December 31:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2015
Government Agency Debentures	$4,064,338	$-	$(62,871)	$4,001,467
Mortgage-Backed Securities - Agency	17,444,899	26,803	(324,581)	17,147,121
Collateralized Mortgage Obligations (CMO’s) – Agency	63,446,701	115,905	(472,200)	63,090,406

Total Available for Sale	$84,955,938	$142,708	$(859,652)	$84,238,994

2014
Government Agency Debentures	$4,074,415	$-	$(94,415)	$3,980,000
Mortgage-Backed Securities - Agency	17,883,641	56,955	(231,896)	17,708,700
Collateralized Mortgage Obligations (CMO’s) – Agency	49,380,110	258,461	(402,305)	49,236,266

Total Available for Sale	$71,338,166	$315,416	$(728,616)	$70,924,966

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	December 31, 2015
	Amortized	Fair
	Cost	Value
Government Agency Debentures
Due from One to Five Years	$2,001,098	$1,972,400
Five to Ten Years	2,063,240	2,029,067
Mortgage-Backed Securities - Agency	17,444,899	17,147,121
CMO’s – Agency	63,446,701	63,090,406

Total	$84,955,938	$84,238,994

Mortgage-backed securities included all residential pass-through certificates guaranteed by FHLMC, FNMA, or GNMA and the CMO’s are backed by government agency pass-through certificates. The 2015 and 2014 pass-through certificates are fixed rate instruments. CMO’s, by virtue of the underlying residential collateral or structure, are fixed rate current pay sequentials or planned amortization classes (PAC’s).

The Company does not own any private issuance securities as of December 31, 2015 and 2014.

When purchasing investment securities, the Company’s overall interest-rate risk profile is considered as well as the adequacy of expected returns relative to risks assumed, including prepayments. In continuously managing the investment securities portfolio, management occasionally sells investment securities in response to, or in anticipation of, changes in interest rates and spreads, actual or anticipated prepayments, liquidity needs and credit risk associated with a particular security.

F-38

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 — Securities (Continued)

The proceeds from sales and calls of securities and the associated gains and losses are listed below:

	2015	2014

Proceeds	$-	$6,718,909
Gross Gains	-	151,075
Gross Losses	-	-

The tax benefit (provision) related to these net realized gains and losses was $0 and $59,629, respectively.

For the year ended 2014, sales of securities available for sale totaled $6.5 million, and resulted in gains of $151 thousand. These securities were traded on December 31, 2014; however, the settlement of this transaction occurred in January of 2015. Proceeds totaling $6.7 million due on these securities were reported as due from broker on the Company’s Statement of Financial Condition as of December 31, 2014.

At December 31, 2015, securities having a fair value of approximately $73.1 million were pledged to the FHLB for borrowing capacity totaling $69.4 million. At December 31, 2014, securities having a fair value of approximately $62.7 million were pledged to the FHLB for borrowing capacity totaling $59.5 million. At December 31, 2015 and 2014, the Company had no outstanding FHLB advances.

At December 31, 2015, securities having a fair value of approximately $11.1 million were pledged to the FRB of New York for borrowing capacity totaling $10.8 million. At December 31, 2014, securities having a fair value of approximately $15.0 million were pledged to FRB of New York for borrowing capacity totaling $14.7 million. At December 31, 2015 and 2014, the Company had no outstanding FRB borrowings.

The following table provides the gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, as of December 31:

	Less Than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2015
Government Agency Debentures	$2,029,067	$(34,173)	$1,972,400	$(28,698)	$4,001,467	$(62,871)
Mortgage-Backed Securities – Agency	10,310,193	(240,341)	4,228,239	(84,240)	14,538,432	(324,581)
CMO’s - Agency	23,400,556	(146,647)	7,686,779	(325,553)	31,087,335	(472,200)
Total Temporarily Impaired Securities	$35,739,816	$(421,161)	$13,887,418	$(438,491)	$49,627,234	$(859,652)

December 31, 2014
Government Agency Debentures	$-	$-	$3,980,000	$(94,415)	$3,980,000	$(94,415)
Mortgage-Backed Securities – Agency	-	-	14,555,372	(231,896)	14,555,372	(231,896)
CMO’s - Agency	3,454,237	(13,609)	20,624,946	(388,696)	24,079,183	(402,305)
Total Temporarily Impaired Securities	$3,454,237	$(13,609)	$39,160,318	$(715,007)	$42,614,555	$(728,616)

F-39

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 — Securities (Continued)

Management reviews the investment portfolio on a quarterly basis to determine the cause, magnitude and duration of declines in the fair value of each security. In estimating other-than-temporary impairment (OTTI), management considers many factors including: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The assessment of whether any other than temporary decline exists may involve a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

At December 31, 2015, securities in unrealized loss positions were issuances from government sponsored entities. Due to the decline in fair value attributable to changes in interest rates and illiquidity, not credit quality and because the Company does not have the intent to sell the securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider the securities to be other-than-temporarily impaired at December 31, 2015.

No impairment charges were recorded in 2015 and 2014.

NOTE 3 — Loans

The composition of loans by class is summarized as follows at December 31:

		% of		% of
	2015	Total	2014	Total

Residential Mortgages	$28,530,990	13%	$23,071,837	13%
Commercial	83,563,121	37	65,642,868	38
Multifamily Mortgages	71,184,165	32	58,578,555	34
Commercial Mortgages	21,271,860	10	13,776,143	8
Construction	5,297,191	2	1,105,000	1
Consumer	13,555,678	6	9,555,614	6

Total Loans	223,403,005	100%	171,730,017	100%

Deferred Costs (Fees), Net	1,115,789		947,368
Allowance for Loan Losses	(2,799,015)		(2,165,329)

Net Loans	$221,719,779		$170,512,056

F-40

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 — Loans (Continued)

The following tables present the activity in the allowance for loan losses by class for the years ending December 31, 2015 and 2014:

	Residential		Multifamily	Commercial
	Mortgages	Commercial	Mortgages	Mortgages	Construction	Consumer	Total
December 31, 2015
Allowance for Loan Losses:
Beginning Balance	$162,235	$1,221,711	$528,587	$96,661	$27,118	$129,017	$2,165,329
Provision for Loan Losses	50,781	610,322	4,511	133,414	107,129	23,843	930,000
Recoveries	-	-	-	-	-	-	-
Loans Charged-Off	-	(296,314)	-	-	-	-	(296,314)

Total Ending Allowance Balance	$213,016	$1,535,719	$533,098	$230,075	$134,247	$152,860	$2,799,015

December 31, 2014
Allowance for Loan Losses:
Beginning Balance	$60,142	$959,985	$535,984	$114,625	$97,995	$96,598	$1,865,329
Provision (Credit) for Loan Losses	102,093	261,726	(7,397)	(17,964)	(70,877)	32,419	300,000
Recoveries	-	-	-	-	-	-	-
Loans Charged-Off	-	-	-	-	-	-	-

Total Ending Allowance Balance	$162,235	$1,221,711	$528,587	$96,661	$27,118	$129,017	$2,165,329

F-41

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 — Loans (Continued)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by class and based on impairment method as of December 31, 2015 and 2014:

	Residential		Multifamily	Commercial
	Mortgages	Commercial	Mortgages	Mortgages	Construction	Consumer	Total
December 31, 2015
Allowance for Loan Losses:
Ending Allowance Balance Attributable to Loans:
Individually Evaluated for Impairment	$-	$-	$-	$-	$-	$-	$-
Collectively Evaluated for Impairment	213,016	1,535,719	533,098	230,075	134,247	152,860	2,799,015

Total Ending Allowance Balance	$213,016	$1,535,719	$533,098	$230,075	$134,247	$152,860	$2,799,015

Loans:
Loans Individually Evaluated for Impairment	$-	$-	$-	$-	$-	$-	$-
Loans Collectively Evaluated for Impairment	28,530,990	83,563,121	71,184,165	21,271,860	5,297,191	13,555,678	223,403,005

Total Ending Loans Balance	$28,530,990	$83,563,121	$71,184,165	$21,271,860	$5,297,191	$13,555,678	$223,403,005

Recorded investment is not adjusted for accrued interest and deferred costs due to immateriality.

F-42

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 — Loans (Continued)

	Residential		Multifamily	Commercial
	Mortgages	Commercial	Mortgages	Mortgages	Construction	Consumer	Total
December 31, 2014
Allowance for Loan Losses:
Ending Allowance Balance Attributable to Loans:
Individually Evaluated for Impairment	$-	$-	$-	$-	$-	$-	$-
Collectively Evaluated for Impairment	162,235	1,221,711	528,587	96,661	27,118	129,017	2,165,329

Total Ending Allowance Balance	$162,235	$1,221,711	$528,587	$96,661	$27,118	$129,017	$2,165,329

Loans:
Loans Individually Evaluated for Impairment	$-	$-	$-	$-	$-	$-	$-
Loans Collectively Evaluated for Impairment	23,071,837	65,642,868	58,578,555	13,776,143	1,105,000	9,555,614	171,730,017

Total Ending Loans Balance	$23,071,837	$65,642,868	$58,578,555	$13,776,143	$1,105,000	$9,555,614	$171,730,017

Non-Performing Loans

Non-performing loans include loans 90 days past due and still accruing and non-accrual loans. At December 31, 2015 and 2014, none of the Company’s loans met these conditions.

The following tables present the aging of the recorded investment in past due loans by class of loans as of December 31, 2015 and 2014:

	30 - 59	60 - 89	Greater than
	Days	Days	90 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total
December 31, 2015
Residential Mortgages	$-	$-	$-	$-	$28,530,990	$28,530,990
Commercial	-	-	-	-	83,563,121	83,563,121
Multifamily Mortgages	-	-	-	-	71,184,165	71,184,165
Commercial Mortgages	-	-	-	-	21,271,860	21,271,860
Construction	-	-	-	-	5,297,191	5,297,191
Consumer	-	-	-	-	13,555,678	13,555,678

Total	$-	$-	$-	$-	$223,403,005	$223,403,005

F-43

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 — Loans (Continued)

	30 - 59	60 - 89	Greater than
	Days	Days	90 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total
December 31, 2014
Residential Mortgages	$-	$-	$-	$-	$23,071,837	$23,071,837
Commercial	-	2,100,000	-	2,100,000	63,542,868	65,642,868
Multifamily Mortgages	-	-	-	-	58,578,555	58,578,555
Commercial Mortgages	-	-	-	-	13,776,143	13,776,143
Construction	-	-	-	-	1,105,000	1,105,000
Consumer	-	-	-	-	9,555,614	9,555,614

Total	$-	$2,100,000	$-	$2,100,000	$169,630,017	$171,730,017

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed whenever a credit is extended, renewed or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loans.

The Company uses the following definitions for risk ratings:

Special Mention - Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful
December 31, 2015
Residential Mortgages	$28,530,990	$-	$-	$-
Commercial	80,765,241	2,797,880	-	-
Multifamily Mortgages	71,184,165	-	-	-
Commercial Mortgages	21,271,860	-	-	-
Construction	5,297,191	-	-	-
Consumer	13,555,678	-	-	-

Total	$220,605,125	$2,797,880	$-	$-

F-44

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 — Loans (Continued)

		Special
	Pass	Mention	Substandard	Doubtful
December 31, 2014
Residential Mortgages	$23,071,837	$-	$-	$-
Commercial	61,626,750	4,016,118	-	-
Multifamily Mortgages	58,578,555	-	-	-
Commercial Mortgages	13,776,143	-	-	-
Construction	1,105,000	-	-	-
Consumer	9,555,614	-	-	-

Total	$167,713,899	$4,016,118	$-	$-

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity.

The Company has no loans identified as troubled debt restructurings at December 31, 2015 and 2014. Furthermore, there were no loan modifications during 2015 and 2014 that were troubled debt restructurings. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Related Party Loans

Loans to related parties include loans to directors, their related companies and executive officers of the Company.

Loans to principal officers, directors, and their affiliates during 2015 were as follows:

Beginning Balance	$4,407,154

New Advances	2,392,846
Repayments	-

Ending Balance	$6,800,000

Deposits from principal officers, directors, and their affiliates at year-end 2015 and 2014 were $6,143,187 and $8,610,110. In addition the company has a $1.2 million receivable to a company which is affiliated with one of its directors.

NOTE 4 — Premises and Equipment

The following is a summary of premises and equipment at December 31:

	2015	2014

Leasehold Improvements	$199,076	$563,395
Equipment	2,096,821	2,055,296
	2,295,897	2,618,691

Less: Accumulated Depreciation and Amortization	(1,817,072)	(1,802,569)

Total Premises and Equipment, Net	$478,825	$816,122

F-45

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 4 — Premises and Equipment (Continued)

Depreciation and amortization of premises and equipment, reflected as a component of occupancy and equipment, net in the statements of income, was $236,728 and $313,888 for the periods ended December 31, 2015 and 2014, respectively. In September 2015, the Company closed one of its New York City administrative offices resulting in a $47 thousand charge to expense. In November 2014, the Company closed one of its branch locations, resulting in a write-off of the remaining leasehold improvements of $91 thousand and related intangible assets associated with the branch of $122 thousand.

NOTE 5 — Deposits

The contractual maturities of certificates of deposit at December 31, 2015, are as follows:

Total

2016	$6,372,362
2017	3,527,795

Total	$9,900,157

Certificates of deposits greater than $250,000 were $745 thousand as of December 31, 2015, and $1 million at December 31, 2014. CDARS reciprocal deposits totaled approximately $1.8 million at December 31, 2015 and 2014.

NOTE 6 — Secured Borrowings

The Company had a secured borrowing of $380,950 and $390,528 as of December 31, 2015 and 2014, respectively, relating to certain loan participations sold by the Company that did not qualify for sales treatment.

NOTE 7 — Income Taxes

The following summarizes components of income tax expense for the years ended December 31:

	2015	2014
Current
Federal Expense	$36,589	$-
State and City Expense	81,914	73,356
Total Current Tax Expense	118,503	73,356

Deferred
Federal Expense	641,312	155,016
State and City Expense	(95,872)	182,193
Tax Expense	545,440	337,209

Tax Expense	$663,943	$410,565

F-46

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 7 — Income Taxes (Continued)

The following is a reconciliation of the Company’s statutory federal income tax rate to its effective tax rate at December 31:

	2015	2014

Federal Tax Expense at Statutory Rate	$624,299	$157,060
State and Local Income Taxes, Net of Federal Income Tax Expense	(16,460)	66,331
Incentive Stock Options	3,869	16,055
Change to Deferred Tax as a Result of Tax Reform	15,914	153,117
Other	36,321	18,002

Net Tax Expense	$663,943	$410,565

The following summarizes the components of the Company’s deferred tax assets and deferred tax liabilities at December 31:

	2015	2014
Deferred Tax Assets:
Net Operating Loss Carry Forwards	$2,515,638	$3,277,236
Pre-Opening Costs	208,333	241,533
Deferred Rent	-	42,907
Stock Option Expense	236,128	182,639
Allowance for Loan Loss	954,436	807,397
Fixed Assets	135,568	76,991
Unrealized Loss on Securities Available For Sale	282,978	163,089
Other	80,953	42,736
Total Deferred Tax Assets	4,414,034	4,834,528

Deferred Tax Liabilities:
Deferred Loan Fees	(67,063)	(62,006)
Total Deferred Tax Liabilities	(67,063)	(62,006)

Net Deferred Tax Assets	$4,346,971	$4,772,522

The Company has federal, state, and city net operating loss carryforwards of $6,245,786, $9,448,204, and $2,818,086, respectively, as of December 31, 2015. The net operating losses are available to reduce future taxable income. They begin to expire in 2026.

Realization of deferred tax assets is dependent upon the generation of future taxable income. A valuation allowance is provided when it more likely than not that some portion of the deferred tax asset will not be realized. Based on its evaluation, the Company has determined that it is more likely than not that the deferred tax asset as of December 31, 2015 and 2014, will be realized.

The Company does not have any unrecognized tax benefits at December 31, 2015 or 2014, and does not expect this to increase significantly in the next twelve months. There were no interest and penalties recorded in the statements of operations for the years ended December 31, 2015 and 2014. The Company is subject to U.S. federal income tax as well as income tax of the state of New York and New York City. The Company is no longer subject to examination by taxing authorities for years before 2012.

Tax laws were enacted in 2014 and 2015 that changed the manner in which financial institutions and their affiliates are taxed in New York State and New York City, effective January 1, 2015. This change in legislation has no material

F-47

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 8 — Savings Plan

effect on the Company.  In 2014, the Company recorded additional state income tax expense, net of the federal tax benefit, of approximately  $200,000 in order to adjust its state deferred tax assets and liabilities using newly enacted state income tax rates and apportionment changes.

A savings plan is maintained under section 401(k) of the Internal Revenue Code and covers substantially all current full-time employees. Newly hired employees can elect to participate in the savings plan after completing one month of service. Under the provisions of the savings plan, the Company does not match funds for employee contributions. Participants can invest their account balances into several investment alternatives.

NOTE 9 — Share-Based Payment Plans

Stock Option Plan

The Company issues incentive and non-statutory stock options (“options”) to certain employees and directors pursuant to the 2007 Stock Option Plan (“the Plan”), which has been approved by the stockholders. Options to purchase common stock are granted by the Compensation Committee of the Board of Directors. The Plan allows for a maximum of 270,000 shares of common stock to be issued. As of December 31, 2015, 269,500 shares have been issued.

On May 26, 2011, the stockholders of the Company approved the Company’s 2011 Stock Compensation Plan (the “Stock Plan”). The Plan allows for a maximum of 404,607 shares of common stock to be issued. On August 26, 2015, the stockholders of the Company approved an amendment to the Company’s 2011 Stock Compensation Plan to authorize an additional 350,000 shares for issuance under the plan. The Company has issued 421,045 shares under the 2011 Stock Compensation Plan as of December 31, 2015.

Under the Stock Option Plans, options are granted with an exercise price equal to the fair value of the Company’s stock at the date of the grant. Options granted vest on five annual installments (20% per annum) and have ten year contractual terms. All options provide for accelerated vesting upon a change in control (as defined in the Plan). Stock options exercised result in the issuance of new shares.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on peer volatility. The Company uses peer data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on peer data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2015	2014

Risk-Free Interest Rate	1.88%	2.19%
Expected Term	84 months	120 months
Expected Stock Price Volatility	19.9%	16.0%
Dividend Yield	0.0%	0.0%

The weighted average fair value of options granted was $3.27 and $3.70 in 2015 and 2014.

F-48

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 9 — Share-Based Payment Plans (Continued)

The following table presents a summary of the activity related to options as of December 31, 2015:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Options	Price	Life (Years)
December 31, 2015
Outstanding at Beginning of Year	270,000	$11.08

Granted	421,045	12.50
Exercised	-	-
Forfeited	500	10.00

Outstanding at Year End	690,545	$11.95	7.20
Vested or Expected to Vest	690,545	$11.95	7.20
Exercisable at Year End	240,260	$10.91	2.70

The Company recognized compensation expense related to options of $138,200 and $72,222 for the year ended December 31, 2015 and 2014, respectively. At December 31, 2015, unrecognized compensation cost related to non-vested options was $1,672,756 and is expected to be recognized over a weighted average period of 4.58 years. The intrinsic value for outstanding, vested or expected to vest, and exercisable options at December 31, 2015, was approximately $400,000, $400,000, and $150,000, respectively.

NOTE 10 — Earnings per Share

The factors used in the earnings per share computation follow:

	2015	2014
Basic
Net Income	$1,172,231	$40,805
Weighted Average Shares Outstanding	4,460,098	3,639,052
Basic Earnings Per Common Share	$0.26	$0.01

Diluted
Net Income	$1,172,231	$40,805

Weighted Average Shares Outstanding for Basic Earnings Per Common Share	4,460,098	3,639,052
Add: Dilutive Effects of Assumed Exercises of Stock Options	30,550	30,650

Average Shares and Dilutive Potential Common Shares	4,490,648	3,669,702

Diluted Earnings per Common Share	$0.26	$0.01

Stock options totaling 537,795 and 116,750 shares of common stock were not considered in computing diluted earnings per common share for 2015 and 2014 because they were anti-dilutive.

F-49

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 11 — Other Commitments and Contingent Liabilities

Change-In-Control Arrangements

Certain key executive officers have arrangements that provide for the payment of a multiple of base salary, should a change-in control, as defined, occur. These payments are limited under guidelines for deductibility pursuant to the Internal Revenue Code.

Credit Related Commitments

The Company provides the following types of off-balance sheet financial products to customers:

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually have fixed expiration dates or other termination clauses and may require the payment of a fee. Total commitments outstanding do not necessarily represent future cash flow requirements, since many commitments expire without being funded.

Each customer’s creditworthiness is evaluated prior to issuing these commitments and may require the customer to pledge certain collateral (i.e., inventory, income-producing property) prior to the extension of credit. Fixed rate commitments are subject to interest rate risk based on changes in prevailing rates during the commitment period. The Company is subject to credit risk in the event that the commitments are drawn upon and the customer is unable to repay the obligation.

Letters of credit are irrevocable commitments issued at the request of customers. They authorize the beneficiary to draw drafts for payment in accordance with the stated terms and conditions. Letters of credit substitute the Company’s creditworthiness for that of the customer and are issued for a fee commensurate with the risk.

The Company can issue two types of letters of credit: Commercial (documentary) Letters of Credit and Standby Letters of Credit. Commercial Letters of Credit are commonly issued to finance the purchase of goods and are typically short term in nature. Standby Letters of Credit are issued to back financial or performance obligations of a Bank customer, and are typically issued for periods up to one year. Due to their long-term nature, standby letters of credit require adequate collateral in the form of cash or other liquid assets. In most instances, standby letters of credit expire without being drawn upon.

The credit risk involved in issuing letters of credit is essentially the same as extending credit facilities to comparable customers.

The Company had $1.3 million and $846 thousand of fixed rate commitments to extend credit at December 31, 2015 and 2014, respectively. As of December 31, 2015, the Company had four standby letters of credit totaling $1.3 million. At December 31, 2014, the Company had three standby letters of credit totaling $803 thousand.

Lease Commitments

At December 31, 2015, the Company was obligated under several non-cancelable leases for certain premises and equipment. The minimum annual rental commitments, exclusive of taxes and other charges, under non-cancelable lease agreements for premises at December 31, 2015, are summarized as follows:

Minimum
Rentals

2016	$324,336
2017	268,780
2018	8,462
2019	-
Thereafter	-

Total Lease Commitments	$601,578

F-50

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 11 — Other Commitments and Contingent Liabilities (Continued)

These leases contain periodic escalation clauses and all expiring leases are evaluated for extensions at renewal. Rent expense for the years ended December 31, 2015 and 2014, amounted to $531 thousand and $621 thousand, respectively.

On January 8, 2016, the Bank entered into a lease for its corporate headquarters in Jericho, New York. The term of the lease begins June 1, 2016 and terminates on November 30, 2026. The additional facilities will support the growth of the company.

Litigation

The Company and its subsidiary are subject to certain pending and threatened legal actions that arise out of the normal course of business. In the opinion of management at the present time, the resolution of any pending or threatened litigation will not have a material adverse effect on its consolidated financial statements.

NOTE 12 — Stockholders’ Equity

Sale of Common and Preferred Stock

In 2014, the Company, through various offerings during the year, sold an additional 583,967 shares of common stock, with total proceeds, net of offering costs, of approximately $6.8 million. The net proceeds were used to support the Company’s continued growth and for general corporate purposes.

On December 23, 2014, an investor executed the purchase of 157,985 shares of 0.00% Series B Non-Voting Preferred Shares at a price of $12.50 per share for proceeds, net of offering costs, of $1.8 million. The preferred stock does not have a maturity date and is not convertible. In addition, the preferred stock does not have a liquidation preference.

During 2015, the Company sold 823,460 shares of common stock for a total of $9.8 million. The net proceeds were used to support the Company’s continued growth and for general corporate purposes.

NOTE 13 — Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values.

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For available-for-sale securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

F-51

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 13 — Fair Value Measurements (Continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets For	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2015
Assets
Available-for-Sale Securities
Government Agency Debentures	$-	$4,001,467	$-
Mortgage-Backed Securities - Agency	-	17,147,121	-
CMO’s - Agency	-	63,090,406	-

Total	$-	$84,238,994	$-

December 31, 2014
Assets
Available-for-Sale Securities
Government Agency Debentures	$-	$3,980,000	$-
Mortgage-Backed Securities - Agency	-	17,708,700	-
CMO’s - Agency	-	49,236,266	-

Total	$-	$70,924,966	$-

There were no transfers between Level 1 and Level 2 during the year. There were no assets measured on a non-recurring basis as of December 31, 2015 and 2014.

Estimated Fair Value of Financial Instruments

Fair value estimates are made at specific points in time and are based on existing on-and off-balance sheet financial instruments. Such estimates are generally subjective in nature and dependent upon a number of significant assumptions associated with each financial instrument or group of financial instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows, and relevant available market information. Changes in assumptions could significantly affect the estimates. In addition, fair value estimates do not reflect the value of anticipated future business, premiums or discounts that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, or the tax consequences of realizing gains or losses on the sale of financial instruments.

The Company used the following method and assumptions in estimating the fair value of its financial instruments:

Cash and Due from Banks and Interest Earning Deposits: Carrying amounts approximate fair value, since these instruments are either payable on demand or have short-term maturities. Cash on hand and noninterest due from bank accounts are Level 1 and interest bearing deposits are Level 2.

F-52

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 13 — Fair Value Measurements (Continued)

Securities Available-for-Sale: The fair values for securities available for sale are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Securities, Restricted: It is not practical to determine the fair value of FHLB, ACBB, and FRB stock due to restrictions placed on its transferability.

Loans: The estimated fair values of real estate mortgage loans and other loans receivable are based on discounted cash flow calculations that use available market benchmarks when establishing discount factors for the types of loans resulting in a Level 3 classification. Exceptions may be made for adjustable rate loans (with resets of one year or less), which would be discounted straight to their rate index plus or minus an appropriate spread. All nonaccrual loans are carried at their current fair value, if applicable. The method utilized to determine fair value does not represent exit price.

Accrued Interest Receivable and Payable: For these short-term instruments, the carrying amount is a reasonable estimate of the fair value resulting in a Level 2 or 3 classification.

Deposits: The estimated fair value of certificates of deposits are based on discounted cash flow calculations that use a replacement cost of funds approach to establishing discount rates for certificates of deposits maturities resulting in a Level 2 classification. Stated value is fair value for all other deposits resulting in a Level 1 classification.

Secured Borrowings: Borrowings represent secured borrowings and carrying value is a reasonable estimate of fair value resulting in a Level 2 classification.

Off-Balance-Sheet Liabilities: The fair value of off-balance-sheet commitments to extend credit is estimated using fees currently charged to enter into similar agreements. The fair value is immaterial as of December 31, 2015 and 2014.

F-53

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 13 — Fair Value Measurements (Continued)

The following table presents the carrying amounts and fair values of the Company’s financial instruments (in thousands):

		Fair Value Measurement at
	Carrying	December 31, 2015, Using:
	Value	(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets:

Cash and Due from Banks	$449,700	$449,700	$-	$-	$449,700
Interest Earning Deposits	32,703,697	-	32,703,697	-	32,703,697
Securities Available for Sale	84,238,994	-	84,238,994	-	84,238,994
Securities, Restricted	1,430,100	N/A	N/A	N/A	N/A
Loans, Net of Allowance	221,719,779	-	-	224,714,996	224,714,996
Accrued Interest Receivable	1,418,551	-	205,337	1,213,214	1,418,551

Financial Liabilities:
Certificates of Deposit	9,900,157	-	9,880,916	-	9,880,916
Demand and Other Deposits	291,786,695	291,786,695	-	-	291,786,695
Secured Borrowings	380,950	-	380,950	-	380,950
Accrued Interest Payable	366	-	366	-	366

		Fair Value Measurement at
	Carrying	December 31, 2014, Using:
	Value	(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets:
Cash and Due from Banks	$1,596,645	$1,596,645	$-	$-	$1,596,645
Interest Earning Deposits	70,294,145	-	70,294,145	-	70,294,145
Securities Available for Sale	70,924,966	-	70,924,966	-	70,924,966
Securities, Restricted	237,400	N/A	N/A	N/A	N/A
Loans, Net of Allowance	170,512,056	-	-	172,261,807	172,261,807
Accrued Interest Receivable	1,097,211	-	189,521	907,690	1,097,211

Financial Liabilities:
Certificates of Deposit	11,410,093	-	11,423,910	-	11,423,910
Demand and Other Deposits	279,364,206	279,364,206	-	-	-
Secured Borrowings	390,528	-	390,528	-	390,528
Accrued Interest Payable	1,159	-	1,159	-	1,159

NOTE 14 — Capital

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules of implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. Banks (Basel III rules) became effective for the Company on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Capital amounts and ratios for December 31, 2014, are calculated using Basel I rules. Management believes as of December 31, 2015, the Bank met all capital adequacy requirements to which it is subject.

F-54

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 14 — Capital (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized. Undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

As of December 31, 2015, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. Since that notification, there are no conditions or events that management believes have changed the institution’s category.

					To Be Well
			Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes*		Action Regulations*
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2015
Total Capital to Risk Weighted Assets	$41,425	17.06%	$19,426	8.00%	$24,282	10.00%
Tier 1 (Core) Capital to Risk Weighted Assets	38,626	15.91	14,567	6.00	19,422	8.00
Tier 1 (Common) Capital to Risk Weighted Assets	38,626	15.91	10,925	4.50	15,781	6.50
Tier 1 (Core) Capital to Adjusted Total Assets	38,626	11.90	12,984	4.00	16,229	5.00

2014
Total Capital to Risk Weighted Assets	$35,130	18.54%	$15,161	8.00%	$18,951	10.00%
Tier 1 (Core) Capital to Risk Weighted Assets	32,965	17.40	7,580	4.00	11,370	6.00
Tier 1 (Core) Capital to Adjusted Total Assets	32,965	10.06	13,113	4.00	16,392	5.00

* BASEL III revised the capital adequacy requirements and the Prompt Corrective Action Framework effective January 1, 2015 for the Bank.

In December 2012, the Board of Directors of the Bank ratified maintaining Tier I Leverage Capital at least equal to 9%, Tier I Risk-Based Capital at least equal to 11% and Total Risk-Based Capital at least equal to 13%.

F-55

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 15 — Parent Company Only Condensed Financial Information

Condensed financial information of Esquire Financial Holdings, Inc. follows:

CONDENSED STATEMENTS OF FINANCIAL CONDITION
	At December 31,
	2015	2014
ASSETS
Cash and Cash Equivalents	$7,459,119	$2,791,574
Investment in Banking Subsidiary	40,392,507	36,077,710
Other Assets	1,710,407	246,904

Total Assets	$49,562,033	$39,116,188

LIABILITIES
Due to Subsidiary	$90,000	$503,819
Other Liabilities	47,042	71,000
Total Liabilities	137,042	574,819

Stockholders’ Equity
Preferred Stock	1,580	1,580
Common Stock	49,119	40,884
Additional Paid-In-Capital	58,456,445	48,569,434
Retained Deficit	(8,648,187)	(9,820,418)
Other Comprehensive Loss	(433,966)	(250,111)
Total Stockholders’ Equity	49,424,991	38,541,369

Total Liabilities and Equity	$49,562,033	$39,116,188

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2015	2014

Other Expense	$(539,923)	$(625,548)

Loss Before Income Tax and Undistributed Subsidiary Income	(539,923)	(625,548)
Income Tax Benefit	(213,502)	(246,904)
Equity in Undistributed Subsidiary Income	1,498,652	419,449

Net Income	$1,172,231	$40,805

Comprehensive Income	$988,376	$1,140,248

F-56

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 15 — Parent Company Only Condensed Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2015	2014
Cash Flows from Operating Activities
Net Income	$1,172,231	$40,805
Adjustments:
Stock Option Expense	138,200	72,222
Equity in Undistributed Subsidiary Income	(1,498,652)	(419,449)
Change In Other Assets	(213,503)	(246,904)
Change In Other Liabilities	(437,777)	458,069
Net Cash Used in Operating Activities	(839,501)	(95,257)

Cash Flows from Investing Activities
Investments in Subsidiaries	(3,000,000)	(6,350,000)
Other Assets	(1,250,000)	-
Net Cash Used in Investing Activities	(4,250,000)	(6,350,000)

Cash Flows from Financing Activities
Proceeds from the Issuance of Common Stock	9,757,046	6,783,457
Proceeds from the Issuance of Preferred Stock	-	1,841,733
Net Cash from Financing Activities	9,757,046	8,625,190

Net Change in Cash and Cash Equivalents	4,667,545	2,179,933

Beginning Cash and Cash Equivalents	2,791,574	611,642

Ending Cash and Cash Equivalents	$7,459,119	$2,791,575

F-57

ESQUIRE FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 16 — Accumulated Other Comprehensive Loss

The following is changes in accumulated other comprehensive loss by component, net of tax for the years ending December 31, 2015 and 2014:

	2015	2014
	Unrealized Losses on	Unrealized Losses on
Year Ended December 31,	Available for Sale Securities	Available for Sale Securities
Beginning Balance	$(250,111)	$(1,349,554)
Other Comprehensive Loss before Reclassifications	(183,855)	1,190,889
Amounts Reclassified from Accumulated Other Comprehensive Loss	-	(91,446)
Net Current Period Other Comprehensive Loss	(183,855)	(1,099,443)
Ending Balance	$(433,966)	$(250,111)

The following represents the reclassifications out of accumulated other comprehensive income for the twelve months ended December 31, 2015, and 2014:

	Twelve months ended
	December 31,
	2015	2014	Affected Line in the Consolidated Statement of Income
Realized Gain on Securities Sales, AFS	$-	$151,075	Net security gains on available for sale securities
Income Tax Expense	-	(59,629)	Income tax expense
Total Reclassifications, Net of Tax	$-	$91,446

F-58

Until                  , 2017, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    Shares

COMMON STOCK

PROSPECTUS

   , 2016

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II:	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Listing fees		*
Records Management Fees and Expenses		*
Printing fees and expenses		*
Legal and accounting fees and expenses		*
Transfer agent’s fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Articles 10 and 11 of the Articles of Incorporation of Esquire Financial Holdings, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

ARTICLE 10. Indemnification, etc. of Directors and Officers.

A.           Indemnification. The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in Section A of this Article 10 shall included the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that if the MGCL requires an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officers (and not in any other capacity in which service was or is rended by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of a written undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by a final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under Section A of this Article 10 or otherwise.

B.           Procedure. If a claim under Section A of this Article 10 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good

II-1

faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Corporation.

C.           Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, these Articles, the Corporation’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

D.           Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the MGCL.

E.           Miscellaneous. The Corporation shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 11 is in force.

ARTICLE 11. Limitation of Liability. An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the Person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (B) to the extent that a judgment or other final adjudication adverse to the Person is entered in a proceeding based on a finding in the proceeding that the Person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the Personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

We have also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors may, in such capacities, incur. Section 2-418 of the MGCL provides that a Maryland corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, or who, while a director, officer, employee, or agent of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability

II-2

asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the Company would have the power to indemnify against liability under the provisions of the section.

Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding unregistered securities that were sold by the Company within the past three years.

(1)	In the past three years, we have granted 791,095 stock options pursuant to our 2007 Stock Option Plan and our 2011 Stock Compensation Plan to our employees and directors. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The issuance and sale of the securities described above were made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and pursuant to Rule 701 promulgated under the Securities Act as a transaction by an issuer not involving any public offering and pursuant to benefit plans and contracts relating to compensation.

(2)	Between November 2013 and June 2014, we issued an aggregate of 203,352 shares of common stock to accredited investors, at a price of $12.50, for aggregate consideration of approximately $2.5 million. No underwriter or placement agent was involved in the issuance or sale of any of these securities, and no underwriting discounts or commissions were paid. The securities were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

(3)	Between December 2014 and September 2015, we issued an aggregate of 1,221,075 shares of common stock to accredited investors, at a price of $12.50, for aggregate consideration of approximately $15.2 million. Additionally, on December 23, 2014, we issued 157,985 shares of Series B Non-Voting Preferred Stock to CJA Private Equity Financial Restructuring Master Fund I, LP at a price of $12.50 per share, for aggregate consideration of $2.0 million in a private placement transaction. The placement agent for these transactions was Sandler O'Neill & Partners, L.P. The aggregate placement agent commission for these transactions was $611,000. The securities were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement*
3.1	Articles of Incorporation of Esquire Financial Holdings, Inc.*
3.2	Bylaws of Esquire Financial Holdings, Inc.*
4.1	Form of Common Stock Certificate of Esquire Financial Holdings, Inc.*
4.2	Form of Series B Preferred Stock Certificate of Esquire Financial Holdings, Inc.*
5	Opinion of Luse Gorman, PC regarding legality of securities being registered*
10.1	Registration Rights Agreement, dated December 23, 2014, between Esquire Financial Holdings, Inc. and CJA Private Equity Financial Restructuring Master Fund I, LP*
10.2	Employment Agreement by and among Esquire Financial Holdings, Inc., Esquire Bank and Dennis Shields*

II-3

10.3	Employment Agreement by and among Esquire Financial Holdings, Inc., Esquire Bank and Andrew C. Sagliocca*
10.4	Employment Agreement by and among Esquire Financial Holdings, Inc., Esquire Bank and Eric Bader*
10.5	Employment Agreement by and among Esquire Financial Holdings, Inc., Esquire Bank and Ari Kornhaber*
10.6	Esquire Bank 2007 Stock Option Plan*
10.7	Esquire Financial Holdings, Inc. 2011 Stock Compensation Plan, as amended*
21	Subsidiaries of Esquire Financial Holdings, Inc.*
23.1	Consent of Crowe Horwath LLP*
23.2	Consent of Luse Gorman, PC (set forth in Exhibit 5)*
24.1	Power of Attorney (set forth on the signature page to this Registration Statement)*

*	To be filed by amendment.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Garden City, State of New York on _________, 2016.

ESQUIRE FINANCIAL HOLDINGS, INC.

By:
Andrew C. Sagliocca
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors of Esquire Financial Holdings, Inc. (the “Company”), severally constitute and appoint Andrew C. Sagliocca with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said Andrew C. Sagliocca may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Andrew C. Sagliocca shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	President and Chief Executive Officer	, 2016
Andrew C. Sagliocca	and Director (Principal Executive Officer)

	Executive Vice President, Chief Financial	, 2016
Eric S. Bader	Officer and Treasurer (Principal Financial
and Accounting Officer)

	Executive Chairman	, 2016
Dennis Shields

	Director	, 2016
Anthony Coelho

	Director	, 2016
Todd Deutsch

	Director	, 2016
Marc Grossman

	Director	, 2016
Russ M. Herman

	Director	, 2016
Janet Hill

	Director	, 2016
Robert J. Mitzman

	Director	, 2016
John Morgan

	Director	, 2016
Richard T. Powers

	Director	, 2016
Kevin C. Waterhouse

	Director	, 2016
Selig Zises

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement*
3.1	Articles of Incorporation of Esquire Financial Holdings, Inc.*
3.2	Bylaws of Esquire Financial Holdings, Inc.*
4.1	Form of Common Stock Certificate of Esquire Financial Holdings, Inc.*
4.2	Form of Series B Preferred Stock Certificate of Esquire Financial Holdings, Inc.*
5	Opinion of Luse Gorman, PC regarding legality of securities being registered*
10.1	Registration Rights Agreement, dated December 23, 2014, between Esquire Financial Holdings, Inc. and CJA Private Equity Financial Restructuring Master Fund I, LP*
10.2	Employment Agreement by and among Esquire Financial Holdings, Inc., Esquire Bank and Dennis Shields*
10.3	Employment Agreement by and among Esquire Financial Holdings, Inc., Esquire Bank and Andrew C. Sagliocca*
10.4	Employment Agreement by and among Esquire Financial Holdings, Inc., Esquire Bank and Eric Bader*
10.5	Employment Agreement by and among Esquire Financial Holdings, Inc., Esquire Bank and Ari Kornhaber*
10.6	Esquire Bank 2007 Stock Option Plan*
10.7	Esquire Financial Holdings, Inc. 2011 Stock Compensation Plan, as amended*
21	Subsidiaries of Esquire Financial Holdings, Inc.*
23.1	Consent of Crowe Horwath LLP*
23.2	Consent of Luse Gorman, PC (set forth in Exhibit 5)*
24.1	Power of Attorney (set forth on the signature page to this Registration Statement)*

*	To be filed by amendment.